     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 15, 1998


                                                      REGISTRATION NO. 333-51517

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                KIRKLAND'S, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             TENNESSEE                              5990                             62-1287151
  (STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)         CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                       805 N. PARKWAY, JACKSON, TN 38305
                                 (901) 668-2444
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ROBERT E. ALDERSON
                     PRESIDENT AND CHIEF OPERATING OFFICER
                                 805 N. PARKWAY
                               JACKSON, TN 38305
                                 (901) 668-2444
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                WITH COPIES TO:

               BARRY M. ABELSON, ESQ.                                 THOMAS R. BROME, ESQ.
               ROBERT A. FRIEDEL, ESQ.                               CRAVATH, SWAINE & MOORE
                 PEPPER HAMILTON LLP                                    825 EIGHTH AVENUE
                3000 TWO LOGAN SQUARE                                     NEW YORK, NY
               PHILADELPHIA, PA 19103                                    (212) 474-1000
                   (215) 981-4000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   Subject to Completion, Dated July 15, 1998

PROSPECTUS

                                                 SHARES

                                KIRKLAND'S, INC.
                                  COMMON STOCK
                          ---------------------------

     All of the shares of common stock, no par value (the "Common Stock"), of Kirkland's, Inc. ("Kirkland's" or the "Company") offered hereby (the "Offering") are being sold by the Company, except for any shares sold pursuant to the Underwriters' over-allotment option which will be sold by certain shareholders of the Company (the "Option Shareholders"). Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the
initial public offering price will be between $          and $          per
share. See "Underwriting" for a list of the factors to be considered in determining the initial public offering price. At the request of the Company, the Underwriters have reserved up to 7% of the shares of Common Stock offered hereby for sale at the initial public offering price to employees of the Company and other persons associated with the Company. Approximately $18.0 million of the net proceeds of the Offering will be used to redeem shares of Series C Preferred Stock held by affiliates of the Company, including Carl Kirkland, the Company's Chief Executive Officer, Robert E. Alderson, the Company's President, and Kirkland Holdings LLC, one of the Company's principal shareholders.


     The Company has applied to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "KIRK."
                          ---------------------------
    THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.

                    SEE "RISK FACTORS" BEGINNING ON PAGE 9.

                          ---------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                                                          UNDERWRITING
                                                   PRICE TO              DISCOUNTS AND             PROCEEDS TO
                                                    PUBLIC               COMMISSIONS(1)             COMPANY(2)
---------------------------------------------------------------------------------------------------------------------
Per Share.................................             $                       $                        $
---------------------------------------------------------------------------------------------------------------------
Total(3)..................................             $                       $                        $
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

(1) The Company, each of its operating subsidiaries and the Option Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses of the Offering payable by the Company, estimated at $750,000. The Option Shareholders will not be required to pay any of these expenses.


(3) The Option Shareholders have granted the Underwriters a 30-day option to
    purchase up to        additional shares of Common Stock solely to cover
    over-allotments, if any. If such option were exercised in full, the total Price to Public and Underwriting Discounts and Commissions would be
    $          and $          , respectively, and the Option Shareholders would
    receive $          . No proceeds from the sale of shares pursuant to an
    exercise of the over-allotment option will be received by the Company. See "Underwriting."

                          ---------------------------
     The shares of Common Stock offered by this Prospectus are offered by the Underwriters, subject to prior sale, withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of certificates representing the shares of Common Stock will be made at the offices of Lehman
Brothers Inc., New York, New York, on or about               , 1998.
                          ---------------------------
LEHMAN BROTHERS
                      THE ROBINSON-HUMPHREY COMPANY
                                             BANCAMERICA ROBERTSON STEPHENS
                                                   MORGAN KEEGAN & COMPANY, INC.
              , 1998.

     The Company currently operates 145 stores in 26 states. The Company's existing stores are located in middle markets such as Little Rock, Arkansas; Birmingham, Alabama; and Tulsa, Oklahoma as well as in metropolitan markets such as Atlanta, Dallas and Houston and small markets such as Paducah, Kentucky; Florence, Alabama; and Lancaster, Pennsylvania. The following map and store list show the number of stores that Kirkland's operates in each state and the cities in which the Company's stores are located.


[In the printed version, a gatefold is included which contains a map indicating the cities where Kirkland's stores are located and a group of photographs depicting various merchandise displays together with the Company's logo.]


ALABAMA-8         GEORGIA-7        KENTUCKY-5      MISSOURI-4     OHIO-7          TEXAS-20
Birmingham(2)     Atlanta(6)       Louisville(2)   St. Louis(2)   Dayton          Houston(7)
Huntsville        Columbus         Lexington       Springfield    Cincinnati(3)   Dallas(5)
Montgomery                         Florence        Joplin         Canton          Corpus
Mobile            ILLINOIS-6       Paducah                        Cleveland       Christi
Dothan            Chicago(4)                       NEBRASKA-1     Dublin          Austin(2)
Florence          Moline           LOUISIANA-9     Lincoln                        Lubbock
Tuscaloosa        St. Louis        Monroe                         OKLAHOMA-2      Amarillo
                                   Baton Rouge(2)  NEW MEXICO-2   Tulsa           El Paso
ARKANSAS-3        IOWA-3           New Orleans(2)  Albuquerque(2) Oklahoma City   Midland
Little Rock(2)    Davenport        Lafayette                                      Waco
Fayetteville      Cedar Rapids     Shreveport      NORTH          PENNSYLVANIA-2
                  Des Moines       Slidell         CAROLINA-9     Lancaster       VIRGINIA-7
FLORIDA-16                         Houma           Charlotte(2)   Erie            Roanoke
Jacksonville(2)   INDIANA-5                        Greensboro                     Richmond(3)
Tallahassee       Evansville       MARYLAND-2      Fayetteville   SOUTH           Lynchburg
Orlando(3)        Ft. Wayne        Baltimore       Wilmington     CAROLINA-2      Chesapeake
Tampa(2)          Indianapolis     Waldorf         Durham         Myrtle Beach    Newport
Fort Walton       South Bend                       Cary           Spartanburg     News
Panama City       Terre Haute      MICHIGAN-1      Raleigh
Naples                             Olcemos         High Point     TENNESSEE-12    WEST
Pensacola         KANSAS-2                                        Jackson         VIRGINIA-2
St. Petersburg    Kansas City(2)   MISSISSIPPI-7                  Knoxville(2)    Charleston
Vero Beach                         Jackson(2)                     Memphis(3)      Barboursville
Daytona Beach                      Tupelo                         Nashville(4)
Coral Springs                      Harrisburg                     Chattanooga     WISCONSIN-1
                                   Biloxi                         Johnson City    Appleton
                                   Columbus
                                   Meridian


     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     The "Kirkland's" logo, Cedar Creek(R) private label brand and Now That's Real Style!(R) are registered trademarks and/or service marks of the Company. The Company also claims common law trademark rights in the Kirkland Collection(TM) for which the Company has filed an application for federal registration in the United States Patent and Trademark Office. All other trademarks or service marks appearing in this Prospectus are trademarks or service marks of the companies that utilize them.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus. Historically, Kirkland's, Inc. has operated Kirkland's stores through separate corporations (collectively, the "Kirkland Companies"), and Kirkland's, Inc. has served as a management company for the Kirkland Companies. Unless the context otherwise requires, all references to the "Company" or "Kirkland's," with respect to any date or period prior to completion of the Offering, mean Kirkland's, Inc. together with all Kirkland Companies. The outstanding shares of the Kirkland Companies will be acquired by Kirkland's, Inc. in connection with the Offering. Unless the context otherwise requires, all information in this Prospectus (i) gives retroactive effect to (a)
a      -for-one stock split of the Common Stock which will occur immediately prior to the completion of the Offering, and (b) the contribution to Kirkland's, Inc. of all of the outstanding common stock of the Kirkland Companies and (ii) assumes that the Offering is consummated at an initial public offering price of
$     per share on               , 1998. See "Use of Proceeds" and "Certain
Transactions - Pre-Offering Transactions."

                                  THE COMPANY

     Kirkland's is a leading specialty retailer of decorative home accessories and gifts. The Company's stores offer a broad selection of distinctive merchandise, including framed art, candles, lamps, picture frames, rugs, garden accessories and artificial plants, as well as an extensive assortment of holiday merchandise. The Company's stores are designed to provide style-conscious customers, the majority of whom are women age 25 and older, with a distinctive shopping experience characterized by a diverse, ever-changing merchandise selection at surprisingly attractive prices. Management believes that the Company's exclusive focus on decorative home accessories and gifts has led to its emergence as a leader in its retail category and a destination store for many mall shoppers. Kirkland's has generated operating income in each year since opening its first store in 1966, and currently maintains one of the highest operating margins among comparable specialty retailers.


     The Company's 145 stores in 26 states average approximately 4,400 square feet per store and are located primarily in enclosed malls. Although originally focused in the Southeast, the Company has expanded beyond that region. Currently, 60 of the Company's stores are located outside the Southeast, including 11 of the 20 new stores opened during 1997 and two of the eight new stores opened during the first half of 1998. In addition to operating in many middle markets, the Company also has stores in major metropolitan markets such as Atlanta, Houston, Chicago and Dallas, as well as in smaller markets. The Company has been able to operate stores successfully across a broad range of demographic and geographic markets.


     Kirkland's has developed and refined a merchandising strategy that differentiates it from other retailers of products for the home. The Company's merchandising strategy is to (i) offer distinctive, high quality home accessories and gifts at affordable prices, (ii) maintain a breadth of product categories, (iii) provide a carefully edited selection of the best-selling items within each category, rather than merchandising complete product collections and
(iv) present merchandise in a visually appealing manner to create an inviting atmosphere which inspires decorating ideas. The Company believes that this strategy creates a shopping experience which appeals to the style-conscious as well as the price-conscious shopper.

     The Company's goal is to be the leading specialty retailer of decorative home accessories and gifts in each of its markets. The following elements of the Company's business strategy, which have evolved over 32 years of successful operations, differentiate Kirkland's from its competitors and position the Company for continued growth:

          Distinctive, Item-Focused Merchandising. While a Kirkland's store contains items covering a broad range of complementary product categories, the store emphasizes only the best-selling items within each category. The Company does not seek to dictate a design theme to its customers, nor does it necessarily seek to dominate any particular product category. The Company instead takes a disciplined approach to identifying fashionable merchandise reflecting the latest trends, selecting and test-marketing products and monitoring and reacting to individual item sales. No single merchandise category accounted for more than 15% of net sales in 1997.

          Changing Merchandise Mix. The merchandise mix in a Kirkland's store changes frequently throughout the year, in response to both market and sales trends and changes in seasons. The Company's information systems permit close tracking of individual item sales, enabling management to react quickly to both fast-selling and slow-moving items. In addition, the Company strategically increases selling space devoted to gifts and holiday merchandise during peak selling seasons such as Christmas and Easter. The Company believes that its ever-changing mix of merchandise creates an exciting environment for customers, encouraging frequent return visits to its stores.

          Visually Appealing Store Environment. Kirkland's distinguishes itself through its stores' "interior design" look, achieved by its emphasis on visual merchandising. Using multiple types of fixtures, the Company groups complementary merchandise creatively throughout the store, rather than displaying products strictly by category or product type. This visual presentation helps customers to picture the merchandise in their own homes and thus inspires decorating ideas. As a result, this strategy provides the opportunity for add-on sales and also encourages customers to browse for longer periods of time.

          Competitive Pricing. Kirkland's merchandise ranges in price from approximately $5 to approximately $250, with most items selling for under $30. Kirkland's shoppers regularly experience the satisfaction of paying noticeably less for items similar or identical to those sold by other retailers or through catalogs. Consequently, the Company does not routinely engage in promotions or sales and typically holds only two regular sales events each year. Management believes that the Company's competitive pricing is an important element in making Kirkland's a destination store for many mall shoppers.

          Flexible Real Estate Strategy. The Company's stores are predominantly located in enclosed malls in middle, metropolitan and smaller markets. The Company believes that its stores' broad appeal makes Kirkland's a desirable tenant for community, regional and super-regional malls targeting both middle and upper-income customers as well as for selected non-mall venues. The flexibility of the Kirkland's concept enables the Company to select the most promising real estate opportunities that meet requisite economic and demographic criteria within the Company's target markets.

     Kirkland's opened its first store in 1966 and expanded steadily thereafter, focusing primarily on middle markets in the Southeast. The Company accelerated its expansion beginning in 1990, more than doubling its store base from 50 stores at the end of 1990 to 104 stores at the end of 1995. In June 1996, Advent International Corporation led a leveraged recapitalization of the Company. See "Certain Transactions - Recapitalization." Since then, the Company has made considerable investments in management and infrastructure to support an increased rate of expansion in the future. The net proceeds from the Offering will reduce the Company's total indebtedness and position the Company financially for continued growth.


     The Company anticipates that its future expansion will come primarily from opening new stores, expanding or remodeling existing stores and introducing new retail formats. The Company intends to open approximately 25 stores in 1998 (eight of which were opened during the first half of 1998) and approximately 30 stores in 1999, and believes that there are currently over 500 additional malls in the United States that could provide attractive locations for the Kirkland's concept. The Company is also engaged in a selective expansion and remodeling program to update store appearance and expand store size. The Company intends to expand six stores in 1998 (four of which have been expanded during the first half of 1998) and seven stores in 1999, and to remodel a like number of stores in each of those years (five of which have been remodeled during the first half of 1998). In addition, the Company has developed several new retail formats, including temporary stores, outlet stores, strip center stores and more upscale stores called "the Kirkland Collection," which it believes have significant potential to create new channels through which to reach and expand Kirkland's target customer base.



     On June 30, 1998, the Company entered into an agreement to purchase all of the capital stock of The Briar Patch Management Corporation ("Briar Patch"), a specialty retailer of home accessories and gifts based in Savannah, Georgia. Briar Patch currently operates 34 stores in six southeastern states, primarily in markets that are smaller than Kirkland's traditional markets. The Company believes that the acquisition of Briar Patch will enhance the Company's long-term growth opportunities. The acquisition is scheduled to close on July 31, 1998, subject to customary closing conditions.


     The Company is incorporated in Tennessee, its principal executive offices are located at 805 N. Parkway, Jackson, Tennessee 38305, and its telephone number is 901-668-2444. The Company's Internet website address is http://www.kirklands.com.

                                  THE OFFERING

Common Shares Offered by the
Company..........................

Common Shares Outstanding after
the Offering(1)..................

Use of Proceeds..................    To repay indebtedness, including
                                     mandatorily redeemable preferred stock.

Proposed Nasdaq Symbol...........    KIRK
---------------

(1) Based on an assumed initial public offering price of $    per share. The
    number of shares of Common Stock to be issued to existing shareholders upon recapitalization or exchange of their preferred stock will be determined by reference to the actual initial public offering price. See "Certain Transactions - Pre-Offering Transactions." Excludes an aggregate of 23,004 shares of Common Stock reserved for issuance under the Company's 1996 Executive Incentive and Non-Qualified Stock Option Plan, 1998 Incentive Plan and Employee Stock Purchase Plan. Options to purchase 10,154 shares of Common Stock have been granted under the Company's 1996 Executive Incentive and Non-Qualified Stock Option Plan, of which options to purchase shares will be exercisable upon completion of the Offering.


                           PRE-OFFERING TRANSACTIONS


     The following transactions will occur immediately prior to the completion
of this Offering: (i) a      -for-one stock split of the Common Stock; (ii) the
recapitalization or exchange of all of the outstanding shares of Class A Preferred Stock ("Class A Preferred Stock") and Class B Preferred Stock ("Class B Preferred Stock") of Kirkland's, Inc. and the Kirkland Companies into or for shares of Common Stock (the number of shares of Common Stock to be issued will equal the aggregate stated value of $41.0 million plus accrued dividends
($       at           , 1998) on the preferred stock, divided by the actual
initial public offering price; assuming an initial public offering price of
$       and a consummation of the Offering on           , 1998,        shares of
Common Stock will be issued to existing stockholders for their preferred stock); and (iii) the contribution of all of the outstanding shares of common stock of the Kirkland Companies to Kirkland's, Inc., resulting in the Kirkland Companies becoming wholly-owned subsidiaries of Kirkland's, Inc. Subsequent to these transactions, but prior to completion of the Offering, Kirkland's, Inc. and the Kirkland Companies will issue 11,905 shares of common stock upon the exercise of outstanding warrants, and such shares of the Kirkland Companies will be contributed to Kirkland's, Inc. All of these transactions are herein collectively referred to as the "Pre-Offering Transactions." See "Use of Proceeds" and "Certain Transactions - Pre-Offering Transactions".

                        SUMMARY COMBINED FINANCIAL DATA


                                                                                           THREE MONTHS
                                                 YEAR ENDED DECEMBER 31,                  ENDED MARCH 31,
                                    --------------------------------------------------   -----------------
                                     1993      1994       1995       1996       1997      1997      1998
                                    -------   -------   --------   --------   --------   -------   -------
                                       (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND SELECTED STORE DATA)
STATEMENT OF INCOME DATA:
Net sales.........................  $85,326   $99,901   $112,035   $127,946   $153,584   $26,178   $30,615
Gross profit......................   33,080    38,088     43,200     47,508     56,586     7,559     9,505
Operating expenses................   17,177    19,572     24,192     27,915     35,004     7,392     9,178
Severance charge(1)...............       --        --         --         --        756        --        --
Recapitalization expenses.........       --        --         --        854         --        --        --
Owners' compensation(2)...........   12,314    15,123     13,926         --         --        --        --
Depreciation and amortization.....    1,581     1,847      2,362      3,383      4,142     1,003     1,156
                                    -------   -------   --------   --------   --------   -------   -------
Operating income(loss)............    2,008     1,546      2,720     15,356     16,684      (836)     (829)
Interest expense, net(3)..........      719       814      1,253      6,247     10,099     2,508     2,313
Other income, net.................     (184)     (255)      (221)      (147)      (154)      (57)      (64)
Income tax provision (benefit)....       --        --         --      2,693      2,817      (923)     (920)
                                    -------   -------   --------   --------   --------   -------   -------
Net income(loss)..................    1,473       987      1,688      6,563      3,922    (2,364)   (2,158)
Accretion of redeemable preferred
  stock and dividends
  accrued(4)......................       --        --         --      2,313      3,755       939       998
                                    -------   -------   --------   --------   --------   -------   -------
Net income (loss) allocable to
  common stock....................  $ 1,473   $   987   $  1,688   $  4,250   $    167   $(3,303)  $(3,156)
                                    =======   =======   ========   ========   ========   =======   =======
Earnings (loss) per common share
  Basic...........................  $14,730   $ 9,870   $ 16,880   $  76.18   $   1.67   $(33.03)  $(34.04)
  Diluted.........................  $14,730   $ 9,870   $ 16,880   $  65.55   $   1.35   $(33.03)  $(34.04)
Weighted average common and common
  equivalent shares outstanding
  Basic...........................      100       100        100     55,789    100,000   100,000    92,714
  Diluted.........................      100       100        100     64,838    123,549   100,000    92,714
PRO FORMA DATA(5):
Pro forma net income (loss).......                                            $  7,603             $(1,107)
                                                                              ========             =======
Pro forma net income (loss) per
  common share:
  Basic...........................                                            $                    $
                                                                              ========             =======
  Diluted.........................                                            $                    $
                                                                              ========             =======
Pro forma weighted average number
  of common shares outstanding:
  Basic...........................
                                                                              ========             =======
  Diluted.........................
                                                                              ========             =======
OTHER DATA:
EBITDA(6).........................  $16,087   $18,771   $ 19,229   $ 19,740   $ 21,736   $   224   $   391
Net cash provided by (used in)
  operating activities............    3,422     2,040      1,269     11,065      8,669    (7,564)   (7,874)
Net cash provided by (used in)
  investing activities............    2,818     2,652     (4,130)    (4,205)    (5,479)     (735)     (903)
Net cash provided by (used in)
  financing activities............      772     1,320      3,278       (982)    (3,537)     (617)       73

                                                                                           THREE MONTHS
                                                 YEAR ENDED DECEMBER 31,                  ENDED MARCH 31,
                                    --------------------------------------------------   -----------------
                                     1993      1994       1995       1996       1997      1997      1998
                                    -------   -------   --------   --------   --------   -------   -------
                                       (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND SELECTED STORE DATA)
SELECTED STORE DATA:
Comparable store net sales
  increase(7).....................      7.1%      4.4%       0.7%       1.4%       5.2%      4.8%      3.7%
Number of stores at end of
  period..........................       80        91        104        120        138       120       140
Average net sales per store (in
  thousands)(8)...................  $ 1,159   $ 1,159   $  1,145   $  1,147   $  1,178   $   216   $   220
Average gross square footage per
  store(9)........................    3,753     3,821      3,942      4,091      4,186     4,174     4,382


                                                                     MARCH 31, 1998
                                                              ----------------------------
                                                               ACTUAL      AS ADJUSTED(10)
                                                              ---------    ---------------
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............................................  $  13,793        $14,754
Total assets................................................     44,596         44,596
Total long-term and short-term debt, including mandatorily
  redeemable Class C Preferred Stock........................     92,682         43,585
Common stock warrants.......................................        879             --
Redeemable convertible preferred stock (Class A and Class B
  Preferred Stock)..........................................     47,584             --
Shareholders' deficit.......................................   (105,651)        (7,130)

---------------
(1) The 1997 severance charge represents the total salary continuation payments which the Company is required to make to a former management employee who resigned in 1997.

(2) Owners' compensation represents distributions to the Company's shareholders during the periods when Kirkland's, Inc. and the Kirkland Companies were Subchapter S corporations, prior to the Recapitalization. Such distributions ceased upon the Recapitalization. See "Certain
     Transactions - Recapitalization."

(3) Interest expense includes amounts associated with the Class C Preferred Stock of $990,000 and $1.8 million in 1996 and 1997, respectively, and $450,000 and $385,000 for the three months ended March 31, 1997 and 1998, respectively. Interest expense also includes the accretion to the fair value of detachable put warrants to purchase Common Stock, issued by the Company in connection with its issuance of subordinated debt, of $190,000 and $389,000 in 1996 and 1997, respectively, and $97,000 for the three months ended March 31, 1997. The holders of these warrants agreed to terminate the put as of January 1, 1998.

(4) Reflects the accretion of the Class A Preferred Stock and Class B Preferred Stock to its redemption value and the accrual of dividends on such preferred stock at 8% annually.


(5) Assumes the Pre-Offering Transactions (as defined on page 5) were effected as of the beginning of the period, at an assumed initial public offering
     price of $      per share. At a different initial public offering price,
     the pro forma number of shares outstanding and pro forma net income (loss) per share would be different. See "Certain Transactions - Pre-Offering Transactions." Also assumes repayment of $20.0 million of subordinated debt (together with accrued interest) and $12.2 million of senior debt and the purchase or redemption of all outstanding Class C Preferred Stock (together with amounts classified as interest associated with such preferred stock) from the proceeds of the sale of the shares of Common Stock offered hereby. See "Use of Proceeds," "Capitalization," "Unaudited Pro Forma Condensed Combined Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



(6) The term EBITDA as used herein represents income before income taxes, net interest expense, depreciation and amortization expense, owners' compensation and non-recurring charges. While EBITDA should not be considered in isolation or as a substitute for net income, cash flow from operations or any other measure of income or cash flow that is prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity, EBITDA has been presented because the Company believes it is commonly used in this or a similar format by investors to analyze and compare operating performance as well as to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditure and working capital requirements. EBITDA may differ in method of calculation from similarly titled measures used by other companies. This information should be read in conjunction with the Combined Statement of Cash Flows contained in the Combined Financial Statements and notes thereto included elsewhere in this Prospectus.

(7) For periods ended on or before December 31, 1996, comparable stores were defined as those stores opened prior to January 1 of the preceding fiscal year. Effective January 1, 1997, in response to increased expansion and remodeling activity, the Company modified the way comparable store net sales are calculated to more accurately reflect the Company's ongoing expansion and remodeling program. Commencing January 1, 1997, the Company excluded from comparable store net sales calculations each store that was expanded, remodeled or relocated during the applicable period. Each such store is returned to the comparable store base on January 1 of the first year following the one-year anniversary of the expansion, remodeling or relocation.

(8) Calculated using net sales of all stores open at both the beginning and the end of the period.

(9) Calculated using gross square footage of all stores open at both the beginning and the end of the period. Gross square footage includes the storage, receiving and office space that generally occupies approximately 30% of total store space.

(10) Adjusted to give effect to the Pre-Offering Transactions and the sale of the shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds," "Capitalization" and "Unaudited Pro Forma Condensed Combined Financial Statements."

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in shares of the Common Stock offered by this Prospectus.


AGGRESSIVE EXPANSION STRATEGY; MANAGEMENT OF GROWTH; ACQUISITION OF BRIAR PATCH



     The Company intends to pursue an expansion strategy involving opening more stores than it has in recent years, and its future operating results will depend to a substantial extent upon its ability to open and operate new stores successfully. In addition to planned openings of new mall-based stores, the Company plans to expand by developing new retail formats both in malls and non-mall venues. The new formats may involve different risks than the Company's current mall-based activities. The Company also has an ongoing expansion and remodeling program, and intends to expand and remodel six stores in 1998 (of which four have been expanded and remodeled during the first half of 1998) and seven stores in 1999, and to remodel (without expanding) a like number of stores in each of those years (of which five have been remodeled during the first half of 1998). The Company will also enter certain new markets in new regions of the United States which may present competitive and merchandising challenges that are different from those currently encountered by the Company in its existing markets. In addition, the Company's ability to open new stores on a timely basis will depend upon a number of factors, including the ability to properly identify and enter new markets, locate suitable store sites, negotiate acceptable lease terms, access adequate inventory, secure capital resources and financing, construct or refurbish sites, hire, train and retain skilled managers and personnel, and manage other factors, some of which may be beyond the Company's control. The failure by the Company to open new stores on a timely basis or otherwise to achieve its expansion plans could materially adversely affect the Company's business, results of operations and financial performance. There can be no assurance that the Company's new stores, when opened, will be profitable or achieve sales or profitability levels comparable to the Company's existing stores. Furthermore, the Company believes that its expansion within existing markets could adversely affect the financial performance of the Company's existing stores within those markets.



     The agreement governing the Company's senior credit facility limits the number of new stores which the Company is permitted to open during any given year to 25. The credit agreement does not limit the number of stores which may be remodeled or expanded nor does it restrict the Company's planned introduction of new retail store formats. The Company is in negotiations to obtain a new senior credit facility to replace the Company's existing senior credit facility upon completion of the Offering. In addition to increasing the total amount of borrowings available under the facility, the new senior credit facility is expected to provide for an increase in the permitted number of new store openings. There can be no assurance that the new senior credit facility will be successfully negotiated or that the improved terms sought by the Company will be obtained. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."


     To manage its expansion, the Company will need to continually evaluate the adequacy of its existing systems and procedures and to adapt accordingly. In addition, the success of the Company's expansion program will be dependent on its ability to promote and/or recruit enough qualified district managers, store managers and sales associates to support the expected growth in the number of its stores, and there can be no assurance that the training and supervision of a large number of new managers and associates will not adversely affect the performance of the Company's stores. In addition, the Company relies upon its existing management information systems for operating and monitoring all major aspects of its business, including sales, warehousing, distribution, purchasing, inventory control, merchandise planning and replenishment, as well as various financial functions. Any failure by the Company to upgrade such systems or unexpected difficulties encountered with such systems as its business expands, or in general any disruption in these systems, could adversely affect the Company's results of operations and financial performance.


     The acquisition of Briar Patch, which is scheduled to close on July 31, 1998, is expected to be financed with additional borrowings under the Company's senior credit agreement and is subject to customary closing conditions. Accordingly, there can be no assurance that the acquisition will be successfully completed. The full benefits of the acquisition of Briar Patch will require the integration of each company's administrative, finance, sales and marketing organizations, and the implementation of appropriate operations, financial and management systems and controls in order to capture the efficiencies that are expected to result from the acquisition. However, the integration of Briar Patch into the Company's operations will involve a number of risks, including the possible diversion of management's attention from other business concerns, the possible loss of key employees of Briar Patch, potential difficulties in integrating the operations of Briar Patch with those of the Company and the potential inability to replicate successfully the Company's operating efficiencies in Briar Patch's operations. Consequently, no assurance can be given as to the effect of the integration of Briar Patch on the Company's business or results of operations.


     The Company believes that cash generated from operations and available borrowings under revolving credit facilities will be sufficient to satisfy its currently anticipated working capital and capital expenditure requirements through the end of 1999. However, in connection with its expansion strategy, the Company may be required to seek additional funds, and there can be no assurance that such funds will be available on satisfactory terms. Failure to obtain such financing could delay or prevent the Company's planned expansion, which could adversely affect the Company's results of operations and financial performance.

MERCHANDISING RISKS; INVENTORY

     The Company's success depends, in large part, on its ability to anticipate and respond, in a timely manner, to changing merchandise trends and consumer demands. Accordingly, any failure by the Company to identify and respond to emerging trends could adversely affect consumer acceptance of the merchandise in the Company's stores and the Company's image with its customers, which in turn could materially adversely affect the Company's business, financial condition and results of operations. In addition, if the Company miscalculates either the market for the merchandise in its stores or its customers' purchasing habits, it may be faced with a significant amount of unsold inventory, which could have a material adverse effect on the Company's business, financial condition and results of operations. A major shift in consumer demand away from gift items and home accessories could also have a material adverse effect on the Company's business, results of operations and financial condition.


     The Company purchases its products from approximately 140 vendors with which it has no long-term purchase commitments or exclusive contracts. None of the Company's vendors supplied more than 8% of the Company's merchandise purchases in 1997 or during the first quarter of 1998. The Company has historically enjoyed a positive experience with respect to vendor fulfillment and retention and, except as described below, the Company has generally not experienced difficulty in obtaining desired merchandise from vendors on acceptable terms. In March through May 1998, the Company experienced delays in merchandise deliveries from certain vendors, leading to a decline in inventory on hand in the stores. Although the Company believes that timeliness of merchandise deliveries has improved during June and July 1998, there can be no assurances that the Company will not experience difficulties in obtaining merchandise in a timely manner in the future. The Company's results of operations could be adversely affected by a disruption in purchases from any of its key vendors, any of which could discontinue selling to the Company at any time.


FOREIGN-SOURCED MERCHANDISE

     Many of the Company's vendors are importers of merchandise manufactured in the Far East, Mexico and India. While the Company believes that buying from vendors instead of directly from manufacturers reduces or eliminates the risks involved with relying on products manufactured abroad, its vendors are subject to those risks, and it remains subject to those risks to the extent that their effects are passed through by its vendors to the Company or cause disruptions in supply. These risks include fluctuations in the value of currencies, increases in customs duties and related fees resulting from position changes by the United States Customs Service, import controls and trade barriers (including the unilateral imposition of import quotas), loss of "most favored nation" ("MFN") trading status, restrictions on the transfer of funds, work stoppages, economic uncertainties, changes in foreign government regulations and, in certain parts of the world, political instability causing disruption of trade from the countries in which the suppliers of the Company's vendors are located.

     The Company's ability to obtain merchandise cost-effectively through importers from manufacturers in China, from which the Company currently purchases approximately 30% of its merchandise, is subject to retention by China of its MFN tariff status and its compliance with certain other requirements. Pursuant to MFN status, products imported for the Company from China currently receive the lower tariff rates made available to most of the United States' major trading partners. In the case of China, however, this MFN treatment is made possible under the Trade Act of 1974 by virtue of certain Presidential findings that waive restrictions that would otherwise render China ineligible for MFN treatment. China's MFN status is reviewed annually. Although the President has waived these restrictions each year since 1979, there can be no assurance that China will continue to enjoy MFN status in the future. If products manufactured in China enter the United States without the benefit of MFN treatment, such products will be subject to significantly higher duty rates, ranging between 20% and 66% of customs value. Any such increased duties or tariffs could significantly increase the cost or reduce the supply of products from China. In addition, the United States Trade Representative is monitoring China due to concerns regarding the protection of intellectual property rights and market barriers to United States exports to and investments in China. China's failure to comply with the terms of agreements entered into with the United States regarding these matters could result in sanctions against China, and the imposition of new duties on certain imports from China potentially including products to be supplied to the Company. Any significant increase in duties or tariffs on the products imported for the Company from China could have a material adverse effect on the Company's results of operations and financial condition.

     Historically, instability in the political and economic environments of the countries in which the Company's vendors obtain its products has not had a material adverse effect on the Company's operations. The Company cannot predict, however, the effect that future changes in economic or political conditions in such foreign countries could have on operations. Although the Company believes that it could access alternative sources in the event of disruptions or delays in supply due to the impact of future changes in economic or political conditions in foreign countries on its vendors, such disruptions or delays could adversely affect the Company's results of operations unless and until alternative supply arrangements could be made. In addition, merchandise purchased from alternative sources may be of lesser quality or more expensive than merchandise currently purchased abroad by the Company.

     Although the majority of the foreign-sourced products sold by the Company are not currently subject to quotas, countries in which the Company's vendors obtain these products may, from time to time, impose new or adjust prevailing quotas or other restrictions on exported products, and the United States may impose new duties, tariffs and other restrictions on imported products, any of which could disrupt the supply of such products to the Company and adversely affect its operations. Other restrictions on the importation of products obtained for the Company by vendors are periodically considered by the United States Congress, and no assurances can be given that tariffs or duties on such products may not be raised, resulting in higher costs to the Company, or that import quotas with respect to such products may not be imposed or made more restrictive.

COMPETITION

     The business in which the Company is engaged is highly competitive. The Company competes with a variety of specialty stores, department stores, discount stores and catalog retailers that carry merchandise in one or more categories also carried by the Company. One or more of its competitors are present in substantially all of the malls in which the Company has stores. Many of the Company's competitors are larger than the Company and have access to significantly greater financial, marketing and other resources than the Company. The Company believes that its stores compete primarily on the basis of merchandise quality and selection, price, visual appeal of the merchandise and the store and convenience of location. There can be no assurance that the Company will continue to be able to compete successfully against existing or future competition. Expansion by the Company into the markets served by its competitors, entry of new competitors or expansion of existing competitors into the Company's markets could have a material adverse effect on the Company's business, financial condition and results of operations.

SEASONALITY; VARIATIONS IN QUARTERLY RESULTS

     The Company has experienced, and expects to continue to experience, substantial seasonal fluctuations in its sales and operating results, which are typical of many mall-based specialty retailers and common to most retailers generally. Due to the importance of the fall selling season, which includes Thanksgiving and Christmas, the fourth calendar quarter has historically contributed, and is expected to continue to contribute, a substantial majority of the Company's operating income and net income for the entire year. The Company expects this pattern to continue during the current fiscal year and anticipates that in subsequent years the fourth quarter will continue to contribute disproportionately to its operating results, particularly during November and December. Any factors negatively affecting the Company during the fourth quarter in any year, including unfavorable economic conditions, could have a material adverse effect on the Company's financial condition and results of operations. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including, among other things, the timing of new store openings, pre-opening expenses associated with new stores, the relative proportion of new stores to mature stores, net sales contributed by new stores, increases or decreases in comparable store sales, adverse weather conditions, shifts in the timing of holidays and changes in the Company's product mix. The market price of the Common Stock may fluctuate significantly in response to changes in the Company's quarterly results of operations.

ECONOMIC CONDITIONS AND FLUCTUATIONS IN CONSUMER SPENDING

     The Company's sales are also subject to a number of factors relating to consumer spending, including general economic conditions affecting disposable consumer income such as employment, business conditions, interest rates, the level of consumer debt and taxation. The Company's sales could also be adversely affected by a weak retail environment. No assurances can be given that purchases of home accessories and gift items will not decline during recessionary periods or that a prolonged recession will not have a material adverse effect on the Company's business, financial condition and results of operations. In addition, economic downturns during the fourth quarter could adversely affect the Company to a greater extent than if such downturns occurred at other times of the year.

COMPARABLE STORE SALES RESULTS

     Numerous factors affect comparable store sales results, including among others, weather conditions, retail trends, the retail sales environment, economic conditions and the Company's success in executing its business strategy. The Company's comparable store sales results have experienced fluctuations in the past. In addition, the Company anticipates that opening new stores in existing markets may result in decreases in comparable store sales for existing stores in such markets. There can be no assurance that comparable store sales for any particular period will not decrease in the future. Variations in the Company's comparable store sales results could cause the price of the Common Stock to fluctuate significantly and could have a material adverse effect on the Company.

RISKS ASSOCIATED WITH INDEBTEDNESS

     Following the Offering, the Company will continue to have substantial indebtedness and, as a result, significant debt service obligations. On a pro forma basis, giving effect to the sale of the shares offered hereby and the application of the estimated net proceeds therefrom on January 1, 1998, the Company would have had total outstanding indebtedness as of March 31, 1998 of approximately $43.6 million, including approximately $43.1 million outstanding under its senior credit facility, and its total interest expense for the first quarter of 1998 would have been $1.1 million. On a pro forma basis, giving effect to the sale of the shares offered hereby and the application of the estimated net proceeds therefrom on January 1, 1997, the Company would have had total outstanding indebtedness as of December 31, 1997 of approximately $36.6 million, including approximately $36.1 million outstanding under its senior credit facility, and its total interest expense for the year ended December 31, 1997 would have been $4.3 million. The degree to which the Company is leveraged could have several material adverse effects, including, but not limited to, the following: (i) making it more difficult for the Company to satisfy its obligations; (ii) limiting the Company's ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions and other general corporate requirements; (iii) increasing the Company's vulnerability to a downturn in general economic conditions; (iv) requiring the dedication of a substantial portion of the Company's cash flow from operations to the payment of principal of, and interest on, its indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, acquisitions and other general corporate requirements; (v) limiting the Company's flexibility in planning for, or reacting to, changes in its business and the industry; and (vi) placing the Company at a competitive disadvantage with respect to less highly leveraged competitors. The Company's senior credit facility contains financial and operating covenants including, but not limited to, restrictions on the Company's ability to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, create liens, sell assets and enter into certain mergers and consolidations.

     The Company's inability to service its obligations would have a material adverse effect on the market value and marketability of the Common Stock. In addition, failure by the Company to comply with the covenants contained in its bank credit facility may result in an event of default, which, if not cured or waived, could have a material adverse effect on the Company.

MARKET CONCENTRATION


     Approximately 85 of the Company's 145 stores are located in the southeastern region of the United States. The Company's current expansion plans anticipate that many of its new stores will be located in the states where the Company currently has operations or in contiguous states. Consequently, the Company's results of operations are more subject to regional economic conditions, weather conditions, demographic and population changes and other factors specific to a particular region than are the operations of more geographically diversified competitors. In addition, changes in such regional factors which reduce the appeal of the Company's stores and merchandise to local consumers could have a material adverse effect on the Company's business, results of operations and financial condition. The Company expects to open new stores in certain markets in which it is already operating, which could adversely affect the financial performance at existing stores within those markets.


DEPENDENCE ON CUSTOMER TRAFFIC IN MALLS

     Substantially all of the Company's existing stores are located in enclosed malls. As a result, the Company must rely, in part, on the ability of mall anchor tenants and other tenants to generate customer traffic in the vicinity of the Company's stores. The Company's future operating results will also depend on many other factors that are beyond the Company's control, including the overall level of mall traffic and general economic conditions affecting consumer confidence and spending.

DEPENDENCE ON KEY PERSONNEL

     The Company believes that it has benefitted substantially from the leadership and performance of its senior management, especially Carl Kirkland (Chief Executive Officer) and Robert E. Alderson (President and Chief Operating Officer). Although the Company maintains key man insurance in the amount of $3 million on each of Messrs. Kirkland and Alderson, the loss of the services of either of these individuals for any reason could have a material adverse effect on the Company's business, financial condition and results of operations. Many members of the Company's management have substantial experience and expertise in the Company's business and have made significant contributions to its growth and success. As the Company continues to grow, it will continue to hire, appoint or otherwise change senior managers and other key executives. The Company has employment agreements with Mr. Kirkland, Mr. Alderson and other members of senior management which expire, in the cases of Mr. Kirkland and Mr. Alderson, in June 2000. There can be no assurance that the Company will be able to retain its executive officers and key personnel or attract additional qualified members to its management team beyond the stated terms of these employment agreements or otherwise in the future.

VIOLATION OF LEASE TERMS

     A substantial number of the Company's store leases contain provisions that permit the landlord to terminate the lease upon a change in control of the Company. The Offering and the Pre-Offering Transactions may give rise to a change in control under certain of the Company's leases. There can be no assurance that the Company's landlords under leases which contain the above provisions will not attempt to terminate those leases or to alter the terms thereunder, and that such actions would not have a material adverse effect on the Company's business, results of operations or financial condition.

HOLDING COMPANY STRUCTURE

     Upon completion of the Offering, all of the Kirkland Companies will be subsidiaries of the Company and the Company will be a holding company that will derive substantially all of its operating income from its subsidiaries. The Company expects that distributions from its subsidiaries will be its principal source of the funds to meet its obligations. The Kirkland Companies are, and any additional subsidiaries formed following the Offering will be, separate and distinct legal entities and will have no obligation, contingent or otherwise, to pay any dividend or make any other distribution to the Company, other than for interest and principal payments on indebtedness owed to the Company, if any. The ability of the Company's subsidiaries to make payments will be subject to, among other things, the availability of sufficient cash and restrictive covenants in the documents governing the Company's senior credit facility which prohibit the Company's subsidiaries from paying dividends or making other distributions to the Company, including indebtedness owed to the Company. The Kirkland Companies are co-borrowers under the senior credit facility, their obligations thereunder are secured by security interests in the Kirkland Companies' assets and have been guaranteed by the Company, and the stock of the Kirkland Companies will be pledged by the Company to the bank as security for its guarantee. The Company's inability to service its obligations would have a material adverse effect on the market value and marketability of the Common Stock.

IMPACT OF YEAR 2000 ISSUE

     An issue exists for all companies that rely on computers as the year 2000 approaches. The "Year 2000" issue is the result of past practice in the computer industry of using two digits rather than four to identify the applicable year. This practice will result in incorrect results when computers perform arithmetic operations, comparisons or data field sorting involving years later than 1999. Independent of the Year 2000 issue, the Company intends to install a new point-of-sale ("POS") system throughout its store network in 1998 at a cost of approximately $1.5 million, which will be Year 2000 compliant. The Company anticipates that it will be able to test its entire system using its internal programming staff and outside computer consultants and intends to make the necessary modifications to prevent disruption to its operations. The Company does not expect costs in connection with any such modifications to be material. However, if such modifications are not completed in a timely manner or if costs are greater than anticipated, the Year 2000 issue may have a material adverse effect on the operations of the Company. The Company is in the process of exploring with each of its key vendors the impact the Year 2000 issue will have on their ability to source products for the Company and process purchase orders with delivery requirements and terms involving years later than 1999. There can be no assurance that the systems of vendors on which the Company's systems rely will be modified in a timely manner to account for the Year 2000 issue, or that a failure to so modify by a vendor, or a modification that is incompatible with the Company's systems, will not have a material adverse effect on the operations of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Year 2000 Issue."

NO PRIOR PUBLIC MARKET; VOLATILITY

     Prior to this Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained. The initial public offering price for the shares of Common Stock to be sold in this Offering will be determined by agreement among the Company and the representatives of the Underwriters and may bear no relationship to the Company's book value, net worth or any other established criteria of value or the price at which the Common Stock will trade after completion of this Offering. The market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results, general trends in prospects for the retail industry, changes in equity analysts' recommendations regarding the Company and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price of the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE


     Sales of substantial amounts of Common Stock in the public market following this Offering could have an adverse effect on the market price of the Common
Stock. The           shares offered hereby by the Company (plus any of the
shares purchased pursuant to the exercise of the Underwriters' over-allotment option) will be freely tradeable in the public market, except to the extent purchased by "affiliates" or "underwriters" (as those terms are defined under the Securities Act) of the Company. As described in "Underwriting," upon the expiration of certain "lock-up" agreements not to sell such shares until 180 days after the date of this Prospectus, 11,905 shares will be eligible for sale immediately in the public market without restriction pursuant to Rule 144(k)
under the Securities Act, and 134,778 shares (          shares if the
Underwriters' over-allotment option is exercised in full) to be outstanding upon consummation of this Offering will become eligible for sale in the public market, subject to compliance with the holding period, volume and manner of sale requirements of Rule 144 under the Securities Act. Holders of such shares of Common Stock have the right to require the Company to register the shares for sale under the Securities Act in certain circumstances and have the right to include those shares in a Company-initiated registration. If the Company is required to include shares of Common Stock held by these holders pursuant to these registration rights in a Company-initiated registration, sales made by such holders may have an adverse effect on the Company's ability to raise needed capital and on the price of the Common Stock. In addition, if these holders exercise their demand registration rights and cause a large number of shares to be registered and sold in the public market, such sales may have an adverse effect on the market price of the Common Stock. Following this Offering, the Company also intends to file registration statements with the Securities and Exchange Commission covering 23,004 shares of Common Stock issued or reserved for issuance under the Company's 1996 Executive Incentive and Non-Qualified Stock Option Plan, 1998 Incentive Plan and Employee Stock Purchase Plan. Upon effectiveness of such registration statements, any shares subsequently issued under such plans will be eligible for sale in the public market, except to the extent restricted by the lock-up agreements referred to above and subject to compliance with Rule 144 in the case of affiliates of the Company. Sales of a large number of shares of Common Stock issued under these plans in the public market may have an adverse effect on the market price of the Common Stock. See "Shares Eligible for Future Sale."


CHARTER AND BYLAW PROVISIONS; ANTI-TAKEOVER EFFECT OF TENNESSEE LAWS

     The Company's Amended and Restated Charter (the "Charter") authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Company's Board of Directors. Accordingly, the Board is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could materially adversely affect the voting power or other rights of the holders of the Common Stock (including those of the purchasers in the Offering). Holders of the Common Stock will have no preemptive rights to subscribe for a pro rata portion of any capital stock which may be issued by the Company. In the event of issuance, such preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although the Company has no present intention to issue any shares of preferred stock, there can be no assurance that the Company will not do so in the future.

     The Company's Charter and Restated Bylaws (the "Bylaws") contain certain corporate governance provisions that may deter and inhibit unsolicited changes in control of the Company. First, the Charter provides for a classified Board of Directors, with directors (after the expiration of the terms of the initial classified board of directors in 1999, 2000 and 2001) serving three year terms from the year of their respective elections and being subject to removal only for cause and upon the vote of 80% of the voting power of all outstanding capital stock of the Company entitled to vote (the "Voting Power"). Second, the Charter and the Bylaws do not generally permit shareholders to call, or to require that the Board of Directors call, a special meeting. The Charter and Bylaws also limit the business permitted to be conducted at any such special meeting. In addition, Tennessee law permits action to be taken by the shareholders by written consent only if the action is consented to by holders of the number of shares required to authorize shareholder action and if all shareholders entitled to vote are parties to the written consent. Third, the Bylaws establish an advance notice procedure for shareholders to nominate candidates for election as directors or to bring other business before meetings of shareholders of Kirkland's. Only those shareholder nominees who are nominated in accordance with this procedure will be eligible for election as directors of Kirkland's, and only such shareholder proposals may be considered at a meeting of shareholders as have been presented to Kirkland's in accordance with the procedure. Finally, the Charter provides that the affirmative vote of at least 80% of the Voting Power is required to amend or repeal the foregoing provisions of the Charter. In addition, the Bylaws provide that the amendment or repeal by shareholders of any Bylaws made by the Board of Directors of Kirkland's would require the affirmative vote of at least 80% of the Voting Power.


     Furthermore, the Company is subject to certain provisions of Tennessee law, including certain Tennessee corporate takeover acts which are, or may be, applicable to the Company. These acts are the Investor Protection Act, the Business Combination Act and the Tennessee Greenmail Act, and these acts seek to limit the parameters in which certain business combinations and share exchanges occur. The existence of the Charter, Bylaws and Tennessee law provisions could be expected to have an anti-takeover effect, including possibly discouraging takeover attempts that might result in a premium over the market price for the Common Stock. See "Description of Capital Stock - Anti-Takeover Effect of Charter and Bylaw Provisions and Tennessee Laws."


CONTROL BY CERTAIN SHAREHOLDERS

     The Company's current directors, executive officers, existing shareholders and their affiliates will, in the aggregate, beneficially own approximately
     % of the Company's outstanding shares of Common Stock after this Offering, assuming no exercise of the Underwriters' over-allotment option. As a result, these shareholders, acting together, would be able to exercise a controlling influence over matters requiring approval by the shareholders of the Company, including the election of directors, and over the business and affairs of the Company, including determinations with respect to mergers or other business combinations involving the Company and the acquisition or disposition of assets by the Company.

DILUTION

     Investors purchasing Common Stock in the Offering will, on a pro forma
basis, incur immediate and substantial dilution in the amount of $          per
share. To the extent that currently outstanding options to purchase Common Stock are exercised, there will be further dilution. See "Dilution."

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus contains forward-looking statements relating to future events or the future financial performance of the Company. Such statements may relate, but are not limited to, expectations of future operating results or financial performance, capital expenditures, construction or expansion of facilities (including new stores), plans for growth and future operations, or financing, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Such risks include, but are not limited to, the matters discussed in the foregoing paragraphs under "Risk Factors." Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the shares offered hereby will be approximately $50.4 million, after deducting underwriting discounts and commissions and estimated offering expenses. The Company expects to use the net proceeds from the Offering as follows: (i) $20.2 million to repay outstanding subordinated debt (including approximately $210,000 of accrued interest); (ii) $18.0 million to purchase or redeem all of the outstanding shares of mandatorily redeemable Class C Preferred Stock (including approximately $900,000 of amounts classified as interest associated with the Class C Preferred Stock); and (iii) $12.2 million to repay outstanding senior indebtedness. Substantially all of the shares of Class C Preferred Stock are held by affiliates of the Company. The Company will not receive any proceeds from the sale of shares pursuant to any exercise of the Underwriters' over-allotment option. See "Certain Transactions - Pre-Offering Transactions."

     As of March 31, 1998, the Company's senior indebtedness consisted of $55.3 million outstanding under a senior credit facility which matures in June 2002. As of March 31, 1998, the weighted average interest rate on the senior indebtedness expected to be repaid with net proceeds of the Offering was 9.1%. Immediately following the completion of the Offering, the Company expects to have remaining outstanding senior indebtedness of approximately $43.1 million. The Company's subordinated debt consists of $20.0 million of notes bearing interest at 12.25% until June 13, 1998 and at 12.5% thereafter and maturing on June 30, 2003. By their terms, the notes are required to be repaid in full with proceeds of the Offering. The Company's Class C Preferred Stock was issued in connection with the Recapitalization and had an aggregate stated value of $17.1 million at March 31, 1998. The Company pays an annual amount equal to 9% of the outstanding balance to the holders which has been reflected as interest expense in the Company's Combined Financial Statements.

                                DIVIDEND POLICY

     The Company intends to retain future earnings to finance the continued growth and development of its business, and does not, therefore, anticipate paying any cash dividends on its Common Stock in the foreseeable future. In addition, the Company's senior credit facility prohibits the payment of cash dividends without the prior written consent of two-thirds of the lenders. No dividends have been paid on the Common Stock subsequent to 1995. Future cash dividends, if any, will be determined by the Board of Directors, and will be based upon the Company's earnings, capital requirements, financial condition, debt covenants and other factors deemed relevant by the Board of Directors.

                                    DILUTION

     The pro forma net negative tangible book value of the Company as of March 31, 1998, after giving effect to the Pre-Offering Transactions, was $57.2
million, or $          per share of outstanding Common Stock on such date. Pro
forma net negative tangible book value per share is determined by dividing the pro forma net negative tangible book value of the Company (total tangible assets less total liabilities) by the number of shares of Common Stock outstanding on a pro forma basis, giving effect to the Pre-Offering Transactions. Without taking into effect any changes in pro forma net negative tangible book value after March 31, 1998, other than to give effect to the sale by the Company of the shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom (after deducting estimated offering expenses and the underwriting discounts and commissions), the as adjusted pro forma net negative tangible book value of the Company as of March 31, 1998 would have been
$7.1 million, or $          per share. This represents an immediate increase in
pro forma net tangible book value of $          per share to existing
shareholders and an immediate dilution of $          per share to purchasers of
Common Stock in the Offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............            $
  Net negative tangible book value per share at March 31,
     1998...................................................  $    ()
  Adjustment(1).............................................
                                                              ------
  Pro forma net negative tangible book value per share
     before the Offering....................................       ()
  Increase attributable to new shareholders.................
                                                              ------
  Adjusted pro forma net negative tangible book value per
     share after the Offering...............................                 ()
                                                                        ------
Dilution per share to new shareholders......................            $
                                                                        ======

---------------
(1) The adjustment gives effect to the Pre-Offering Transactions.

     The following table sets forth, on a pro forma basis as of March 31, 1998, giving effect to the Pre-Offering Transactions, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company, the average price per share paid by existing shareholders, and the average price per share to be paid by purchasers of Common Stock in the Offering:


                                         SHARES PURCHASED       TOTAL CONSIDERATION
                                       --------------------    ---------------------    AVERAGE PRICE
                                        NUMBER      PERCENT      AMOUNT      PERCENT      PER SHARE
                                       ---------    -------    ----------    -------    -------------
Existing shareholders(1).............                     %    $                   %        $
New investors........................                                                       $
                                       ---------     -----     ----------     -----
     Total...........................                100.0%    $              100.0%
                                       =========     =====     ==========     =====


---------------

(1) With respect to the Company's executive officers, directors and greater-than-10% shareholders, and assuming the exercise of all outstanding stock options, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company, and the average price per share paid by such persons, are as follows:



                                         SHARES PURCHASED       TOTAL CONSIDERATION
                                       --------------------    ---------------------    AVERAGE PRICE
                                        NUMBER      PERCENT      AMOUNT      PERCENT      PER SHARE
                                       ---------    -------    ----------    -------    -------------
                                                          %                        %        $



     Except as otherwise indicated, the foregoing tables do not include (i) 10,154 shares of Common Stock issuable upon exercise of outstanding options at
exercise prices ranging from $0.45 to $285.65 per share, of which      shares
are subject to options which will be exercisable upon completion of the Offering, or (ii) 12,850 shares of Common Stock reserved for future issuance under the Company's 1996 Executive Incentive and Non- Qualified Stock Option Plan, 1998 Incentive Plan and Employee Stock Purchase Plan. See
"Management - Employee Benefit Plans."

                                 CAPITALIZATION

     The following table sets forth, as of March 31, 1998, (i) the actual capitalization of the Company, (ii) the pro forma capitalization of the Company after giving effect to the Pre-Offering Transactions and (iii) the pro forma as adjusted capitalization of the Company after giving effect to the Pre-Offering Transactions and the sale of the shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom (after deducting estimated offering expenses and underwriting discounts and commissions). The information set forth below should be read in conjunction with the Company's Combined Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                                      MARCH 31, 1998
                                                         ----------------------------------------
                                                                                       PRO FORMA
                                                          ACTUAL      PRO FORMA(1)    AS ADJUSTED
                                                         ---------    ------------    -----------
                                                            (IN THOUSANDS, EXCEPT SHARE DATA)
Short-term debt........................................  $   4,588     $   4,588       $   4,588
                                                         =========     =========       =========
Long-term debt:
  Senior credit facility...............................  $  50,887     $  50,887       $  38,687
  Subordinated debt....................................     19,775        19,775              --
  Other indebtedness...................................        310           310             310
  Mandatorily redeemable preferred stock(Class C)......     17,122        17,122              --
                                                         ---------     ---------       ---------
     Total long-term debt..............................     88,094        88,094          38,997
                                                         ---------     ---------       ---------
Common stock warrants..................................        879            --              --
                                                         ---------     ---------       ---------
Redeemable convertible preferred stock
  (Class A and Class B Preferred Stock)................     47,584            --              --
                                                         ---------     ---------       ---------
Shareholders' deficit:
  Common Stock, at stated value, 92,100 shares issued
     and outstanding, actual; 50,000,000 shares
     authorized,           shares issued and
     outstanding pro forma; and 50,000,000 shares
     authorized,           shares issued and
     outstanding, pro forma as adjusted(2).............        203           203             203
  Paid-in capital......................................      1,295        49,758         100,041
  Accumulated deficit..................................   (107,149)     (107,149)       (107,374)
                                                         ---------     ---------       ---------
     Total shareholders' deficit.......................   (105,651)      (57,188)         (7,130)
                                                         ---------     ---------       ---------
          Total capitalization.........................  $  35,494     $  35,494       $  36,455
                                                         =========     =========       =========

---------------
(1) See "Unaudited Pro Forma Combined Condensed Financial Statements."

(2) Excludes approximately 10,154 shares of Common Stock reserved for issuance upon the exercise of options at exercise prices ranging from $0.45 to
    $285.65 per share, outstanding at March 31, 1998, of which     shares were
    subject to options which will be exercisable upon completion of the Offering.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS


     Pursuant to the terms of a Purchase, Contribution and Exchange Agreement dated April 29, 1998, by and among Kirkland's, Inc. and each of the Company's shareholders and warrantholders, immediately prior to completion of the Offering as a part of the Pre-Offering Transactions: (i) all of the outstanding shares of Class A Preferred Stock and Class B Preferred Stock of Kirkland's, Inc. and the Kirkland Companies will be recapitalized into or exchanged for an aggregate of 42,689 shares of Common Stock (at an assumed initial public offering price of
$          per share), and (ii) all of the outstanding shares of common stock of the Kirkland Companies will be contributed to Kirkland's, Inc., resulting in the Kirkland Companies becoming wholly-owned subsidiaries of Kirkland's, Inc. Subsequently, but prior to completion of the Offering, the warrantholders of Kirkland's, Inc., and the Kirkland Companies will exercise their warrants to purchase 11,905 shares of common stock of Kirkland's, Inc. and each of the Kirkland Companies, and the Kirkland Companies' common stock issued upon such exercise will be contributed to Kirkland's, Inc. See "Certain
Transactions - Pre-Offering Transactions." Also pursuant to the agreement, Kirkland's, Inc. will purchase or redeem from current shareholders all of the outstanding shares of Class C Preferred Stock of Kirkland's, Inc. and each of the Kirkland Companies that has Class C Preferred Stock outstanding, using a portion of the net proceeds of the Offering.


     The pro forma combined condensed balance sheet as of March 31, 1998 and the pro forma combined condensed statements of operations for the fiscal year 1997 and the three months ended March 31, 1998 which follow give effect to: (i) the Pre-Offering Transactions, and (ii) the Offering and the application of the estimated net proceeds therefrom as if such transactions had occurred as of the beginning of the period.

     In the opinion of the Company all adjustments necessary to present fairly such pro forma combined condensed statements of operations have been made. These unaudited pro forma combined condensed statements of operations are not necessarily indicative of what actual results would have been had the transactions occurred at the beginning of the respective periods nor do they purport to indicate the results of future operations of the Company. These unaudited pro forma financial statements should be read in conjunction with the accompanying notes.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

                                 MARCH 31, 1998
                                 (IN THOUSANDS)


                                                               PRE-OFFERING                     OFFERING        PRO FORMA
                                                HISTORICAL      ADJUSTMENTS     SUBTOTAL       ADJUSTMENTS     AS ADJUSTED
                                                ----------   -----------------  ---------   -----------------  -----------
ASSETS
Current assets:
  Cash and cash equivalents...................  $   2,177                       $   2,177                       $   2,177
  Inventories.................................     22,546                          22,546                          22,546
  Other current assets........................      2,760                           2,760                           2,760
                                                ---------                       ---------                       ---------
    Total current assets......................     27,483                          27,483                          27,483
Property and equipment, net...................     12,894                          12,894                          12,894
Noncurrent deferred income taxes..............        201                             201                             201
Debt issue costs, net.........................      4,018                           4,018                           4,018
                                                ---------                       ---------                       ---------
    Total assets..............................  $  44,596                       $  44,596                       $  44,596
                                                =========                       =========                       =========
LIABILITIES, REDEEMABLE PREFERRED STOCK AND
  SHAREHOLDERS' DEFICIT
Current liabilities:
  Current maturities of long-term debt........  $   4,588                       $   4,588                       $   4,588
  Accounts payable and accrued liabilities....      9,102                           9,102    $   (576)    (c)       8,141
                                                                                                 (385)    (e)
                                                ---------     --------          ---------    --------           ---------
    Total current liabilities.................     13,690                          13,690        (961)             12,729
Senior credit facility........................     50,887                          50,887     (12,200)    (d)      38,687
Subordinated debt.............................     19,775                          19,775     (19,775)    (c)          --
Other indebtedness............................        310                             310                             310
Class C Preferred Stock.......................     17,122                          17,122     (17,122)    (e)          --
Common stock warrants.........................        879     $   (879)    (a)         --                              --
                                                ---------     --------          ---------    --------           ---------
    Total liabilities.........................    102,663         (879)           101,784     (50,058)             51,726
                                                ---------     --------          ---------    --------           ---------
Redeemable convertible preferred stock:
  Class A.....................................     35,223      (35,223)    (b)         --                              --
  Class B.....................................     12,361      (12,361)    (b)         --                              --
                                                ---------     --------          ---------    --------           ---------
                                                   47,584      (47,584)                --                              --
                                                ---------     --------          ---------    --------           ---------
Shareholders' deficit:
  Common stock................................        203                             203                             203
  Paid-in capital.............................      1,295          879     (a)     49,758      50,283     (f)     100,041
                                                                47,584     (b)
  Accumulated deficit.........................   (107,149)                       (107,149)       (225)    (c)    (107,374)
                                                ---------     --------          ---------    --------           ---------
    Total shareholders' deficit...............   (105,651)      48,463            (57,188)     50,058              (7,130)
                                                ---------     --------          ---------    --------           ---------
    Total liabilities, redeemable preferred
      stock and shareholders' deficit.........  $  44,596     $     --          $  44,596    $     --           $  44,596
                                                =========     ========          =========    ========           =========


---------------

(a) Represents the exercise by the warrantholders of Kirkland's, Inc. and Kirkland Companies of their warrants to purchase, for $.01 per share, 11,905 shares of common stock of Kirkland's, Inc. and each of the Kirkland Companies, and the contribution to Kirkland's, Inc. of the Kirkland Companies' common stock issued upon such exercise.



(b) Represents the issuance of 42,689 shares of Common Stock upon the recapitalization or exchange of all outstanding Class A Preferred Stock and Class B Preferred Stock of Kirkland's Inc. and the Kirkland Companies (at an
    assumed initial public offering price of $         per share).


(c) Represents the full repayment of the subordinated debt and accrued interest thereon from the estimated net proceeds of the Offering. The accretion of $225,000 of debt discount associated with the early extinguishment of the subordinated debt is also reflected. See "Use of Proceeds."

(d) Represents the repayment of approximately $12.2 million of senior indebtedness from the estimated net proceeds of the Offering. See "Use of Proceeds."

(e) Represents the purchase or redemption of mandatorily redeemable Class C Preferred Stock for $17.5 million (including $385,000 of accrued amounts classified as interest associated with such preferred stock) from the estimated net proceeds of the Offering. See "Use of Proceeds."

(f) Represents the sale of the shares of Common Stock offered hereby at an
    assumed initial public offering price of $         per share, less
    underwriting discounts and commissions and estimated offering expenses.

           UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                      PRE-OFFERING                 OFFERING       PRO FORMA
                                                        HISTORICAL    ADJUSTMENTS     SUBTOTAL    ADJUSTMENTS    AS ADJUSTED
                                                        ----------    ------------    --------    -----------    -----------
Net sales.............................................   $153,584                     $153,584                    $153,584
Cost of sales (including store occupancy costs).......     96,998                       96,998                      96,998
                                                         --------       -------       --------      -------       --------
  Gross profit........................................     56,586                       56,586                      56,586
Operating expenses....................................     35,004                       35,004                      35,004
Severance charge......................................        756                          756                         756
Depreciation and amortization.........................      4,142                        4,142                       4,142
                                                         --------       -------       --------      -------       --------
  Operating income....................................     16,684                       16,684                      16,684
Interest expense:
  Senior credit facility and other indebtedness.......      5,506                        5,506      $(1,159)(d)      4,347
  Subordinated debt...................................      2,484                        2,484       (2,484)(e)         --
  Class C Preferred Stock.............................      1,800                        1,800       (1,800)(f)         --
  Accretion of common stock warrants..................        389       $  (389)(b)         --                          --
Interest income.......................................        (80)                         (80)                        (80)
Other income, net.....................................       (154)                        (154)                       (154)
                                                         --------       -------       --------      -------       --------
    Income before income taxes........................      6,739           389          7,128        5,443         12,571
Income tax provision..................................      2,817                        2,817        2,151(g)       4,968
                                                         --------       -------       --------      -------       --------
    Net income........................................      3,922           389          4,311        3,292          7,603
Accretion of redeemable preferred stock and dividends
  accrued.............................................      3,755        (3,755)(c)         --                          --
                                                         --------       -------       --------      -------       --------
Net income allocable to common stock(a)...............   $    167       $ 4,144       $  4,311      $ 3,292       $  7,603
                                                         ========       =======       ========      =======       ========
Income per common share(a):

  Basic...............................................                                $  27.49                    $
                                                                                      ========                    ========
  Diluted.............................................                                $  23.59                    $
                                                                                      ========                    ========
Weighted average number of common shares
  outstanding(a):

  Basic...............................................                                 142,689
                                                                                      ========                    ========
  Diluted.............................................                                 166,238
                                                                                      ========                    ========


                   FOR THE THREE MONTHS ENDED MARCH 31, 1998


                                                                      PRE-OFFERING                 OFFERING       PRO FORMA
                                                        HISTORICAL    ADJUSTMENTS     SUBTOTAL    ADJUSTMENTS    AS ADJUSTED
                                                        ----------    ------------    --------    -----------    -----------
Net sales.............................................   $ 30,615                     $ 30,615                    $ 30,615
Cost of sales (including store occupancy costs).......     21,110                       21,110                      21,110
                                                         --------       -------       --------      -------       --------
  Gross profit........................................      9,505                        9,505                       9,505
Operating expenses....................................      9,178                        9,178                       9,178
Depreciation and amortization.........................      1,156                        1,156                       1,156
                                                         --------       -------       --------      -------       --------
  Operating loss......................................       (829)                        (829)                       (829)
Interest expense:
  Senior credit facility and other indebtedness.......      1,354                        1,354      $  (287)(d)      1,067
  Subordinated debt...................................        576                          576         (576)(e)         --
  Class C Preferred Stock.............................        385                          385         (385)(f)         --
Interest income.......................................         (2)                          (2)                         (2)
Other income, net.....................................        (64)                         (64)                        (64)
                                                         --------       -------       --------      -------       --------
    Income (loss) before income taxes.................     (3,078)                      (3,078)       1,248         (1,830)
Income tax provision (benefit)........................       (920)                        (920)         197(g)        (723)
                                                         --------       -------       --------      -------       --------
    Net loss..........................................     (2,158)                      (2,158)       1,051         (1,107)
Accretion of redeemable preferred stock and dividends
  accrued.............................................        998       $  (998)(c)         --           --             --
                                                         --------       -------       --------      -------       --------
Net loss allocable to common stock(a).................   $ (3,156)      $   998       $ (2,158)     $ 1,051       $ (1,107)
                                                         ========       =======       ========      =======       ========
Income (loss) per common share(a):

  Basic...............................................                                $ (15.94)                   $
                                                                                      ========                    ========
  Diluted.............................................                                $ (15.94)                   $
                                                                                      ========                    ========
Weighted average number of common shares
  outstanding(a):

  Basic...............................................                                 135,403
                                                                                      ========                    ========
  Diluted.............................................                                 135,403
                                                                                      ========                    ========


---------------

(a) Assumes the Pre-Offering Transactions (as defined on page 5) were effected as of the beginning of the period, at an assumed initial public offering price of $ per share. At a different initial public offering price, the pro forma number of shares outstanding and pro forma net income (loss) per share would be different. See "Certain Transactions - Pre-Offering Transactions."


(b) Represents the reduction in accretion resulting from the exercise of detachable put warrants to purchase 11,905 shares of common stock of Kirkland's, Inc. and each of the Kirkland Companies, and the contribution to Kirkland's, Inc. of the Kirkland Companies' common stock issued upon such exercise. The holders of these warrants agreed to terminate the put as of January 1, 1998.


(c) Represents the reduction in accretion and dividends accrued resulting from the issuance of 42,689 shares of Common Stock upon the recapitalization or exchange of all outstanding Class A Preferred Stock and Class B Preferred Stock of Kirkland's, Inc. and the Kirkland Companies (at an assumed initial
    public offering price of $      per share).


(d) Represents the interest and amortization expense reduction resulting from repayment of approximately $12.2 million of senior indebtedness from the estimated net proceeds of the Offering. See "Use of Proceeds."


(e) Represents the interest and amortization expense reduction resulting from repayment of approximately $20.0 million of subordinated debt and accrued interest from the estimated net proceeds of the Offering. See "Use of Proceeds."


(f) Represents the interest expense reduction resulting from repayment of all outstanding mandatorily redeemable Class C Preferred Stock and amounts classified as interest associated with such preferred stock from the estimated net proceeds of the Offering. See "Use of Proceeds."


(g) Represents the tax effect of the foregoing adjustments, resulting in an effective statutory tax rate of approximately 39.5%, excluding the accretion of common stock warrants for 1997.

                        SELECTED COMBINED FINANCIAL DATA


     The selected statement of income data for each of the three years in the period ended December 31, 1997 and the selected balance sheet data as of December 31, 1996 and 1997 have been derived from the audited combined financial statements of the Company included elsewhere in this Prospectus. The selected balance sheet data and the selected statement of income data as of and for the years ended December 31, 1996 and 1997 have been derived from the Company's financial statements for such periods audited by PricewaterhouseCoopers LLP, independent public accountants. The selected statement of income data for the year ended December 31, 1995 have been derived from the Company's financial statements for such period audited by KPMG Peat Marwick LLP, independent public accountants. The selected balance sheet data as of December 31, 1993, 1994 and 1995 and the selected statement of income data for the years ended December 31, 1993 and 1994 have been derived from the audited combined financial statements of the Company not included in this Prospectus. The selected financial data presented below as of March 31, 1997 and 1998 and for the three-month periods then ended have been derived from the unaudited combined financial statements of the Company, which, in management's opinion, include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the information set forth therein. The results of operations for the three months ended March 31, 1998 are not necessarily indicative of results to be expected for the entire year. The other data and selected store data for all periods presented below have been derived from internal records of the Company's operations. The data set forth below should be read in conjunction with the Combined Financial Statements and notes thereto, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.



                                                                                                      THREE MONTHS
                                                                                                          ENDED
                                                            YEAR ENDED DECEMBER 31,                     MARCH 31,
                                               --------------------------------------------------   -----------------
                                                1993      1994       1995       1996       1997      1997      1998
                                               -------   -------   --------   --------   --------   -------   -------
                                                          (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net sales....................................  $85,326   $99,901   $112,035   $127,946   $153,584   $26,178   $30,615
Gross profit.................................   33,080    38,088     43,200     47,508     56,586     7,559     9,505
Operating expenses...........................   17,177    19,572     24,192     27,915     35,004     7,392     9,178
Severance charge(1)..........................       --        --         --         --        756        --        --
Recapitalization expenses....................       --        --         --        854         --        --        --
Owners' compensation(2)......................   12,314    15,123     13,926         --         --        --        --
Depreciation and amortization................    1,581     1,847      2,362      3,383      4,142     1,003     1,156
                                               -------   -------   --------   --------   --------   -------   -------
Operating income(loss).......................    2,008     1,546      2,720     15,356     16,684      (836)     (829)
Interest expense:
  Senior, subordinated and other notes
    payable..................................      777       940      1,415      5,114      7,990     1,961     1,930
  Class C Preferred Stock....................       --        --         --        990      1,800       450       385
  Accretion of common stock warrants(3)......       --        --         --        190        389        97        --
Interest income..............................      (58)     (126)      (162)       (47)       (80)       --        (2)
Other income, net............................     (184)     (255)      (221)      (147)      (154)      (57)      (64)
Income tax provision (benefit)...............       --        --         --      2,693      2,817      (923)     (920)
                                               -------   -------   --------   --------   --------   -------   -------
Net income(loss).............................    1,473       987      1,688      6,563      3,922    (2,364)   (2,158)
Accretion of redeemable preferred stock and
  accrual of dividends(4)....................       --        --         --      2,313      3,755       939       998
                                               -------   -------   --------   --------   --------   -------   -------
Net income (loss) allocable to common
  stock......................................  $ 1,473   $   987   $  1,688   $  4,250   $    167   $(3,303)  $(3,156)
                                               =======   =======   ========   ========   ========   =======   =======
Earnings (loss) per common share
  Basic......................................  $14,730   $ 9,870   $ 16,880   $  76.18   $   1.67   $(33.03)  $(34.04)
  Diluted....................................  $14,730   $ 9,870   $ 16,880   $  65.55   $   1.35   $(33.03)  $(34.04)
Weighted average common and common equivalent
  shares outstanding
  Basic......................................      100       100        100     55,789    100,000   100,000    92,714
  Diluted....................................      100       100        100     62,838    123,549   100,000    92,714

                                                                                                THREE MONTHS
                                                                                                    ENDED
                                                        YEAR ENDED DECEMBER 31,                   MARCH 31,
                                            -----------------------------------------------   -----------------
                                             1993      1994      1995      1996      1997      1997      1998
                                            -------   -------   -------   -------   -------   -------   -------
                                                        (IN THOUSANDS, EXCEPT SELECTED STORE DATA)
OTHER DATA:
EBITDA(5).................................  $16,087   $18,771   $19,229   $19,740   $21,736   $   224   $   391
Net cash provided by (used in) operating
  activities..............................    3,422     2,040     1,269    11,065     8,669    (7,564)   (7,874)
Net cash (used in) investing activities...    2,818     2,652    (4,130)   (4,205)   (5,479)     (735)     (903)
Net cash provided by (used in) financing
  activities..............................      772     1,320     3,278      (982)   (3,537)     (617)       73
SELECTED STORE DATA:
Comparable store net sales increase(6)....     7.1%      4.4%      0.7%      1.4%      5.2%      4.8%      3.7%
Number of stores at end of period.........       80        91       104       120       138       120       140
Average net sales per store (in
  thousands)(7)...........................  $ 1,159   $ 1,159   $ 1,145   $ 1,147   $ 1,178   $   216   $   220
Average gross square footage per
  store(8)................................    3,753     3,821     3,942     4,091     4,186     4,174     4,382

                                                              DECEMBER 31,
                                            ------------------------------------------------   MARCH 31,
                                             1993     1994     1995      1996        1997        1998
                                            -------  -------  -------  ---------   ---------   ---------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital...........................  $11,147  $12,494  $15,017  $  17,173   $  15,792   $  13,793
Total assets..............................   22,518   25,461   32,584     45,636      49,884      44,596
Total long-term and short-term debt,
  including mandatorily redeemable Class C
  Preferred Stock.........................    9,491   10,479   13,291     92,134      88,597      92,682
Common stock warrants.....................       --       --       --        490         879         879
Redeemable convertible preferred stock
  (Class A and Class B Preferred Stock)...       --       --       --     46,836      50,591      47,584
Shareholders' equity (deficit)............  $ 8,405  $ 9,724  $11,879  $(102,655)  $(102,488)  $(105,651)

---------------
(1) The 1997 severance charge represents the total salary continuation payments which the Company is required to make to a former management employee who resigned in 1997.

(2) Owners' compensation represents distributions to the Company's shareholders during the periods when Kirkland's, Inc. and the Kirkland Companies were Subchapter S corporations, prior to the Recapitalization. Such distributions ceased upon the Recapitalization. See "Certain
    Transactions - Recapitalization."

(3) Reflects accretion to the fair value of detachable put warrants to purchase Common Stock, issued by the Company in connection with its issuance of subordinated debt. The holders of these warrants agreed to terminate the put as of January 1, 1998.

(4) Reflects the accretion of the Class A Preferred Stock and Class B Preferred Stock to its redemption value and the accrual of dividends on such preferred stock at 8% annually.


(5) The term EBITDA as used herein represents income before income taxes, net interest expense, depreciation and amortization expense, owners' compensation and non-recurring charges. While EBITDA should not be considered in isolation or as a substitute for net income, cash flow from operations or any other measure of income or cash flow that is prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity, EBITDA has been presented because the Company believes it is commonly used in this or a similar format by investors to analyze and compare operating performance as well as to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditure and working capital requirements. EBITDA may differ in method of calculation from similarly titled measures used by other companies. This information should be read in conjunction with the Combined Statement of Cash Flows contained in the Combined Financial Statements and notes thereto included elsewhere in this Prospectus.


(6) For periods ended on or before December 31, 1996, comparable stores were defined as those stores opened prior to January 1 of the preceding fiscal year. Effective January 1, 1997, in response to increased expansion and remodeling activity, the Company modified the way comparable store net sales are calculated to more accurately reflect the Company's ongoing expansion and remodeling program. Commencing January 1, 1997, the Company excluded from comparable store net sales calculations each store that was expanded, remodeled or relocated during the applicable period. Each such store is returned to the comparable store base on January 1 of the first year following the one-year anniversary of the expansion, remodeling or relocation.

(7) Calculated using net sales of all stores open at both the beginning and the end of the period.

(8) Calculated using gross square footage of all stores open at both the beginning and the end of the period. Gross square footage includes the storage, receiving and office space that generally occupies approximately 30% of total store space.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     A number of the matters and subject areas discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this Prospectus are not limited to historical or current facts and deal with potential future circumstances and developments, and are accordingly "forward-looking statements." Prospective investors are cautioned that such forward-looking statements, which may be identified by words such as "anticipate," "believe," "expect," "estimate," "intend," "plan" and similar expressions, are only predictions and that actual events or results may differ materially.

OVERVIEW

     Kirkland's opened its first store in 1966 and has generated operating income in each year of its operations. The Company has expanded its business steadily over the years, focusing originally on middle markets in the Southeast, and more recently opening stores in markets of varying size and geography. The Company accelerated its expansion beginning in 1990, more than doubling its store base from 50 stores at the end of 1990 to 104 stores at the end of 1995. During this same period, which preceded the Recapitalization (as defined below), the Company's net sales and operating income before owners' compensation grew at compounded annual rates of 20.3% and 24.3%, respectively. In 1995, the Company's operating income before owners' compensation as a percentage of net sales was 14.9%.

     On June 12, 1996, the Company completed a leveraged recapitalization (the "Recapitalization") which included the following principal components: (i) the creation of two classes of redeemable convertible preferred stock - Class A Preferred Stock and Class B Preferred Stock; (ii) the creation of a class of mandatorily redeemable preferred stock - Class C Preferred Stock; (iii) the distribution of all of the Class B Preferred Stock and Class C Preferred Stock to the existing shareholders of the Company; (iv) the sale of newly issued shares of common stock and all of the Class A Preferred Stock for cash of $30.8 million to a group of new investors led by Advent International Corporation ("Advent"); (v) the issuance of $20.0 million of senior subordinated notes due June 2003; (vi) the issuance of $52 million of variable rate senior debt under the Company's senior credit facility, with quarterly principal and interest payments through June 2002; (vii) the repurchase and cancellation of 68.4% of the aggregate common stock of the existing shareholders of the Company for cash of $83.1 million; and (viii) the repayment of existing indebtedness of the Company totaling $19.2 million. Total transaction - related fees for the Recapitalization amounted to approximately $6.3 million. Of this amount, financing costs of approximately $5.9 million associated with the senior subordinated notes and the senior debt were deferred and are being amortized over the life of this debt. The Company will apply a portion of the net proceeds of the Offering to repay the senior subordinated notes and a portion of the senior debt. See "Use of Proceeds." Moreover, the Company expects to enter into a new credit facility upon completion of the Offering to refinance the existing senior credit facility and, in such event, the Company will write off the remaining unamortized portion of the senior debt financing costs ($4.0 million at March 31, 1998) in the quarter in which the refinancing occurs.

     In connection with the Recapitalization, the Company entered into employment agreements with three key management employees and a consulting agreement with another individual, all of whom were existing shareholders of the Company. On January 7, 1998, the Company redeemed and retired the stock of one of these management employees in connection with his November 1997 resignation. As a result of his resignation, the Company incurred a severance charge of $756,000 in 1997, representing the total salary continuation payments which the Company is required to make to this former management employee through June 2000. See "Certain Transactions - January 1998 Redemption."

     Prior to June 12, 1996, the Company elected to be taxed as a Subchapter S corporation for federal income tax purposes. As a result, the Company recorded no taxes and shareholders paid tax on their respective shares of taxable income, even if such income was not distributed. The Company's typical practice was to pay, on an annual basis, a substantial portion of the Company's income to shareholders as owners' compensation.

     Until the Pre-Offering Transactions, which will take place immediately prior to completion of the Offering, Kirkland's, Inc. and the Kirkland Companies will continue to receive certain tax benefits ("surtax exemptions") due to graduating tax rates applicable to each separate corporate entity. The benefits derived from such surtax exemptions amounted to approximately 10% of income before income taxes in 1996 and 1997. These benefits will no longer be available to the Company after the Kirkland Companies become wholly-owned subsidiaries of the Company pursuant to the Pre-Offering Transactions.


     As a result of the Recapitalization, the Company has incurred an expense related to the accretion of common stock warrants based on the increase in their fair market value through 1997. The fair value of the warrants, subsequent to issuance, was based on the difference between the exercise price of $.01 and the fair market value of the Company's Common Stock. As discussed in "Description of Capital Stock - Warrants," these warrants will be exercised in connection with the Offering. Following the exercise of the warrants, no further accretion expense will be incurred.



     The Recapitalization also included the issuance of the Class A Preferred Stock and Class B Preferred Stock. Approximately $430,000 of issuance costs were incurred in connection with the Class A Preferred Stock. These costs were recorded as a reduction in the amount contributed and are being accreted against income over the expected conversion period of approximately two years. The Class A Preferred Stock and Class B Preferred Stock each carry an 8% annual dividend, which reduces net income allocable to common stock. The accrual of such dividends and the related accretion of the preferred stock to its redemption value will terminate in connection with the conversion or exchange of such preferred stock into or for Common Stock pursuant to the Pre-Offering Transactions.



     Since the Recapitalization, the Company has continued to expand, opening 17 new stores in 1996, 20 new stores in 1997 and eight new stores in the first half of 1998. The Company also has made considerable investments in management and infrastructure to support an increased rate of expansion in the future. These investments have included management personnel additions within the areas of finance, real estate and merchandising. Further, in 1997, a new regional management structure was implemented to augment the Company's existing district management structure. The Company also made a strategic decision to increase the number of salaried assistant managers in its stores in order to strengthen store-level operations as well as to identify and train future store manager candidates. In addition, in March 1998 the Company commenced an expansion of its headquarters facility to a total of approximately 40,000 square feet, at an estimated cost of $2.2 million to be funded from cash flow from operations.



     As a result of the growth in the number of stores operated by the Company over the past several years, increases in the Company's total net sales have been principally attributable to increases in the number of units sold and, to a lesser extent, to increases in the prices of the Company's merchandise. In contrast, changes in comparable store net sales have generally been primarily due to increases in merchandise prices and, to a lesser extent, to changes in the number of units sold.


     In 1997, the Company had net sales of $153.6 million and its operating income (before severance charge) as a percentage of net sales was 11.4%, one of the highest among comparable specialty retailers.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, combined statement of income data expressed as a percentage of net sales:

                                                                         THREE MONTHS
                                                                            ENDED
                                             YEAR ENDED DECEMBER 31,      MARCH 31,
                                             -----------------------    --------------
                                             1995     1996     1997     1997     1998
                                             -----    -----    -----    -----    -----
Net sales..................................  100.0%   100.0%   100.0%   100.0%   100.0%
Cost of sales (including store occupancy
  costs)...................................   61.4     62.9     63.2     71.1     69.0
                                             -----    -----    -----    -----    -----
  Gross profit.............................   38.6     37.1     36.8     28.9     31.0
Operating expenses.........................   21.6     21.8     22.8     28.2     30.0
Severance charge(1)........................     --       --      0.5       --       --
Recapitalization expenses..................     --      0.7       --       --       --
Owners' compensation(2)....................   12.4       --       --       --       --
Depreciation and amortization..............    2.1      2.6      2.7      3.8      3.8
                                             -----    -----    -----    -----    -----
  Operating income (loss)..................    2.5     12.0     10.8     (3.1)    (2.8)
Interest expense:
  Senior, subordinated and other notes
     payable...............................    1.3      4.0      5.2      7.5      6.3
  Class C Preferred Stock(3)...............     --      0.8      1.2      1.7      1.3
  Accretion of common stock warrants.......     --      0.1      0.3      0.4       --
Interest income............................   (0.1)      --     (0.1)      --       --
Other income, net..........................   (0.2)    (0.1)    (0.1)    (0.2)    (0.2)
                                             -----    -----    -----    -----    -----
  Income (loss) before income taxes........    1.5      7.2      4.3    (12.5)   (10.2)
Income tax provision (benefit).............     --      2.1      1.8     (3.5)    (3.1)
                                             -----    -----    -----    -----    -----
  Net income (loss)........................    1.5      5.1      2.5     (9.0)    (7.1)
Accretion of redeemable preferred stock and
  accrual of dividends (Class A and B
  Preferred Stock).........................     --      1.8      2.4      3.6      3.2
                                             -----    -----    -----    -----    -----
Net income (loss) allocable to common
  stock....................................    1.5      3.3      0.1    (12.6)   (10.3)
                                             =====    =====    =====    =====    =====

---------------
(1) The 1997 severance charge represents the total salary continuation payments which the Company is required to make to a former management employee who resigned in 1997.
(2) Owners' compensation represents distributions to the Company's shareholders during the periods when Kirkland's, Inc. and the Kirkland Companies were Subchapter S corporations, prior to the Recapitalization. Such distributions ceased upon the Recapitalization.
(3) The mandatorily redeemable Class C Preferred Stock is reflected as debt, and the amounts paid by the Company with respect to such preferred stock are classified as interest expense, in the Company's Combined Financial Statements. See Note 6 of "Notes to Combined Financial Statements."

  Three Months Ended March 31, 1998 Compared to Three Months Ended March 31,
1997


     Net sales increased by 16.9% to $30.6 million for the three months ended March 31, 1998 from $26.2 million for the three months ended March 31, 1997. This increase resulted primarily from the opening of 18 new stores during the final three quarters of 1997 and three new stores during the first quarter of 1998 and an increase in comparable store net sales of 3.7%, offset in part by the closing of two stores in the first quarter of 1997 and one store in the first quarter of 1998. Of this $4.4 million increase, new stores and stores not in the comparable store net sales calculation accounted for $3.6 million. Increases in comparable store net sales contributed the remaining $0.8 million. The increase in comparable store net sales was due primarily to a higher average transaction size, partially offset by a decline in the number of transactions. The increase in average transaction size resulted primarily from the Company's strategy of increasing its average product prices and deemphasizing lower-priced products. Comparable store net sales were adversely impacted by the shift in the timing of the Easter holiday to April in 1998 from March in 1997. As a result of this shift, there were fewer holiday shopping days in March 1998 than in March 1997.

     Gross profit, equal to net sales less cost of sales, was $9.5 million, or 31.0% of net sales, in the first three months of 1998 as compared to $7.6 million, or 28.9% of net sales, in the first three months of 1997. Cost of sales includes the cost of inventory and store occupancy costs. The increase in gross profit as a percentage of net sales resulted from an improvement in product gross margin (gross profit before store occupancy costs, as a percentage of net sales) due to strong sell-through, offset in part by an increase in store occupancy costs as a percentage of net sales.


     Operating expenses were $9.2 million, or 30.0% of net sales, in the first three months of 1998 as compared to $7.4 million, or 28.2% of net sales, in the first three months of 1997. This increase as a percentage of net sales was primarily attributable to an increase in store salary expense, due principally to the Company's strategic decision in late 1996 to increase the number of salaried assistant store managers. This decision, which was implemented over the course of the year in 1997, led to a higher number of salaried assistant store managers in the first three months of 1998 as compared to the prior year period. In addition, the increase as a percentage of net sales resulted from an increase in corporate salary expense, primarily due to the implementation of a new store operations regional management structure during 1997 in anticipation of future store growth. To a lesser extent, the percentage increase also resulted from an increase in the amount of local warehouse space leased by the Company.

     Depreciation and amortization expense was $1.2 million, or 3.8% of net sales, in the first three months of 1998 as compared to $1.0 million, or 3.8% of net sales, in the first three months of 1997. The increase in the dollar amount of this expense resulted primarily from an increase in depreciable assets due to the Company's new store openings during 1997.

     Interest expense on senior, subordinated and other notes payable decreased slightly to $1.9 million in the first three months of 1998 from $2.0 million in the first three months of 1997. Average debt balances were lower in the first three months of 1998 as compared to the prior year period due to amortization payments made during 1997. Interest expense associated with mandatorily redeemable Class C Preferred Stock issued in connection with the Recapitalization (reflected as debt on the Company's Combined Financial Statements) decreased to $385,000 in the first three months of 1998 from $450,000 in the first three months of 1997, reflecting the redemption in January 1998 of the Class C Preferred Stock of a former management employee.


     The Company received an income tax benefit of $920,000 in the first three months of 1998 as compared to a benefit of $923,000 in the first three months of 1997. The income tax benefit expressed as a percentage of income before income taxes for the first three months of 1998 and 1997 was 29.9% and 28.1%, respectively. The effective tax rate was lower than the statutory tax rate by approximately 10% of income before income taxes due to surtax exemptions in the first three months of both 1998 and 1997.


     Net loss allocable to common stock decreased slightly to $3.2 million in the first three months of 1998 from $3.3 million in the first three months of 1997, resulting principally from the above factors.

  Year Ended December 31, 1997 Compared to Year Ended December 31, 1996


     Net sales increased by 20.0% to $153.6 million for the year ended December 31, 1997 from $127.9 million for the year ended December 31, 1996. This increase resulted primarily from the opening of 20 new Kirkland's stores, including the Company's first outlet store, and an increase in comparable store net sales of 5.2%, offset in part by the closing of one store in 1996 and two stores in 1997. Of this $25.7 million increase, new stores and stores not in the comparable store net sales calculation accounted for $20.4 million. Increases in comparable store net sales contributed the remaining $5.3 million. The Company's net sales also benefited from the operation of the Company's first two temporary stores during the fourth quarter. The increase in comparable store net sales was due primarily to a higher average transaction size as compared to the prior year. To a lesser extent, the Company's comparable stores also experienced an increase in the number of transactions.


     Gross profit was $56.6 million, or 36.8% of net sales, in 1997 as compared to $47.5 million, or 37.1% of net sales, in 1996. The decline in gross profit as a percentage of net sales resulted primarily from an increase in store occupancy costs as a percentage of net sales in 1997.

     Operating expenses were $35.0 million, or 22.8% of net sales, in 1997 as compared to $27.9 million, or 21.8% of net sales, in 1996. This increase as a percentage of net sales was primarily attributable to an increase in store salary expense. In particular, the Company made strategic decisions in late 1996 to increase the salary levels of store managers and to increase, over the course of the year in 1997, the overall number of salaried assistant store managers. To a lesser extent, the increase as a percentage of net sales also resulted from an increase in corporate salary expense in anticipation of future store growth.

     The Company incurred no recapitalization expenses in 1997, as compared to $854,000 of such expenses, or 0.7% of net sales, in 1996 in connection with the Recapitalization. A severance charge of $756,000, or 0.5% of net sales, was recorded in 1997 representing the remaining obligations of the Company under an employment agreement with a former management employee who resigned during the year.

     Depreciation and amortization expense was $4.1 million, or 2.7% of net sales, in 1997 as compared to $3.4 million, or 2.6% of net sales, in 1996. This increase as a percentage of net sales resulted from a full year of amortization of debt issuance costs associated with the Recapitalization.

     Interest expense on senior, subordinated and other notes payable increased to $8.0 million in 1997 from $5.1 million in 1996, primarily due to a full year of interest on the additional debt incurred in connection with the Recapitalization completed in June 1996. Interest expense associated with mandatorily redeemable Class C Preferred Stock increased to $1.8 million in 1997 from $1.0 million in 1996, due to a full year on this obligation incurred in connection with the Recapitalization. Further, expense relating to the accretion of common stock warrants increased to $389,000 in 1997 from $190,000 in 1996. The Company had $20.1 million of debt outstanding immediately prior to the Recapitalization and $94 million of debt outstanding upon completion of the Recapitalization.


     Income tax provision increased to $2.8 million for 1997 from $2.7 million in 1996. The income tax provision expressed as a percentage of income before income taxes in 1997 and 1996 was 41.8% and 29.1%, respectively. The Company received a tax benefit from surtax exemptions which lowered its statutory tax rate by 10.3% and 10.0% of income before income taxes in 1997 and 1996, respectively. The 1997 effective tax rate was higher than the 1996 effective tax rate due to a charge of 10.4% related to a valuation allowance recorded in 1997 regarding the realization of net operating loss carry-forwards that originated in 1997 on a separate return basis. In addition, the 1996 effective tax rate was reduced by a one-time benefit of $379,000 in connection with the termination of Subchapter S corporation status, which took place in connection with the Recapitalization.


     Net income allocable to common stock decreased to $167,000, or 0.1% of net sales, in 1997 from $4.3 million, or 3.3% of net sales, in 1996. This decrease resulted from the above factors as well as the increase in accretion of redeemable convertible Class A and Class B Preferred Stock and dividends accrued to $3.8 million, or 2.4% of net sales, in 1997 from $2.3 million, or 1.8% of net sales, in 1996, due to the preferred stock being outstanding for a full year in 1997.

  Year Ended December 31, 1996 Compared to Year Ended December 31, 1995


     Net sales increased by 14.2% to $127.9 million for the year ended December 31, 1996 from $112.0 million for the year ended December 31, 1995. This increase resulted primarily from the opening of 17 new Kirkland's stores and an increase in comparable store net sales of 1.4%, offset in part by the closing of one Kirkland's store during 1996. Of this $15.9 million increase, new stores and stores not in the comparable store net sales calculation accounted for $14.5 million. Increases in comparable store net sales contributed the remaining $1.4 million. The increase in comparable store net sales was due primarily to a higher average transaction size, reflecting higher average unit prices as compared to the prior year, partially offset by a decline in the number of transactions.


     Gross profit was $47.5 million, or 37.1% of net sales, in 1996 as compared to $43.2 million, or 38.6% of net sales, in 1995. The decline in gross profit as a percentage of net sales resulted primarily from an increase in store occupancy costs as a percentage of net sales and, to a lesser extent, from a decrease in the Company's product gross margin. In 1995, product gross margin was particularly high due to strong sell-through and the attendant lower mark-down rates.

     Operating expenses were $27.9 million, or 21.8% of net sales, in 1996 as compared to $24.2 million, or 21.6% of net sales, in 1995. This increase as a percentage of net sales was primarily due to the minimum wage increase and an increase in the amount of local store warehouse space leased by the Company.

     The Company incurred recapitalization expenses of $854,000, or 0.7% of net sales, in 1996 in connection with the Recapitalization. There were no recapitalization expenses in 1995. The Company incurred no owners' compensation expenses in 1996, as compared to $13.9 million of such expenses, or 12.4% of net sales, in 1995.

     Depreciation and amortization expense was $3.4 million, or 2.6% of net sales, in 1996 as compared to $2.4 million, or 2.1% of net sales, in 1995. This increase as a percentage of net sales resulted primarily from the amortization of debt issuance costs associated with the Recapitalization, which expense was not incurred in 1995. In addition, depreciation expense also increased as a percentage of net sales due to additional depreciable assets from new stores.

     Interest expense on senior, subordinated and other notes payable increased to $5.1 million in 1996 from $1.4 million in 1995, primarily due to interest on the debt incurred in connection with the Recapitalization. Interest expense associated with mandatorily redeemable Class C Preferred Stock was $1.0 million in 1996. No Class C Preferred Stock was outstanding during 1995. Additionally, the accretion of common stock warrants totaled $190,000 in 1996. No such accretion was recorded in 1995 as no warrants were outstanding in 1995.


     Income tax provision in 1996 was $2.7 million, or 29.1% of income before income taxes. The Company received a tax benefit from surtax exemptions which lowered its statutory tax rate by 10.0% in 1996. Prior to the Recapitalization of June 1996, the Company elected to be taxed as a Subchapter S corporation for federal income tax purposes. As a result, in 1995 the Company recorded no taxes and instead shareholders paid tax on their respective shares of taxable income, even if such income was not distributed. The Company's typical practice was to pay, on an annual basis, a substantial portion of the Company's income to shareholders as owners' compensation. This practice ceased with the Recapitalization, in connection with which the Company's S corporation status was terminated.


     Net income allocable to common stock increased to $4.3 million, or 3.3% of net sales, in 1996 from $1.7 million, or 1.5% of net sales, in 1995. This increase resulted from the above factors, offset in part by the accretion of redeemable convertible Class A and Class B Preferred Stock and dividends accrued of $2.3 million. No preferred stock and no warrants were outstanding in 1995.


RECENT OPERATING RESULTS



     The Company's net sales increased 8.1% to $32.8 million for the three months ended June 30, 1998 from $30.3 million for the three months ended June 30, 1997, primarily due to net sales from new stores. The Company's comparable store net sales decreased 5.2% in the second quarter of 1998, attributable primarily to (i) a difficult comparison to the second quarter of 1997, when comparable store net sales increased 11.3%, and (ii) a decline in average inventory per store as compared to the prior year. The Company believes that the decline in average inventory per store resulted primarily from delays in merchandise delivery from certain vendors during March, April and May 1998. The timeliness of merchandise deliveries has improved during June and July 1998. See "Risk Factors - Merchandising Risks; Inventory."


SEASONALITY AND QUARTERLY FLUCTUATIONS

     The Company has historically experienced and expects to continue to experience substantial seasonal fluctuations in its net sales and operating income. The Company believes this is the general pattern typical of its segment of the retail industry and, as a result, expects that this pattern will continue in the future. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings. Consequently, comparisons between quarters are not necessarily meaningful and the results for any quarter are not necessarily indicative of future results.

     The following table sets forth certain unaudited financial and operating data for the Company in each quarter during 1996 and 1997. The unaudited quarterly information includes all normal recurring adjustments which management considers necessary for a fair presentation of the information shown.

                                                                     1996
                                         ------------------------------------------------------------
                                                       THREE MONTHS ENDED
                                         ----------------------------------------------    YEAR ENDED
                                         MARCH 31     JUNE 30     SEPT. 30     DEC. 31      DEC. 31
                                         ---------    --------    ---------    --------    ----------
                                                      (IN THOUSANDS, EXCEPT STORE DATA)
Net sales..............................   $21,742     $24,358      $27,635     $54,211      $127,946
Gross profit...........................     6,709       8,386        9,382      23,031        47,508
Operating income(1)....................         3         645        2,085      12,623        15,356
Stores open at period end..............       104         111          113         120           120
Comparable store net sales increase
  (decrease)(3)........................       4.0%        4.0%        (1.1)%       0.3%          1.4%

                                                                     1997
                                         ------------------------------------------------------------
                                                       THREE MONTHS ENDED
                                         ----------------------------------------------    YEAR ENDED
                                         MARCH 31     JUNE 30     SEPT. 30     DEC. 31      DEC. 31
                                         ---------    --------    ---------    --------    ----------
                                                      (IN THOUSANDS, EXCEPT STORE DATA)
Net sales..............................   $26,178     $30,316      $33,120     $63,970      $153,584
Gross profit...........................     7,559       9,980       11,381      27,666        56,586
Operating income (loss)(2).............      (836)      1,228        1,760      14,532        16,684
Stores open at period end..............       120         127          135         138           138
Comparable store net sales
  increase(3)..........................       4.8%       11.3%         6.7%        1.2%          5.2%

---------------
(1) Operating income for the third quarter of 1996 reflects $854,000 of recapitalization expenses incurred in connection with the Recapitalization.

(2) Operating income for the fourth quarter of 1997 reflects a severance charge of $756,000 representing the total salary continuation payments which the Company is required to make to a former management employee who resigned in 1997.

(3) For periods ended on or before December 31, 1996, comparable stores were defined as those stores opened prior to January 1 of the preceding fiscal year. Effective January 1, 1997, in response to increased expansion and remodeling activity, the Company modified the way comparable store net sales are calculated to more accurately reflect the Company's ongoing expansion and remodeling program. Commencing January 1, 1997, the Company excluded from comparable store net sales calculations each store that was expanded, remodeled or relocated during the applicable period. Each such store is returned to the comparable store base on January 1 of the first year following the one-year anniversary of the expansion, remodeling or relocation.

LIQUIDITY AND CAPITAL RESOURCES

     Most of the Company's capital requirements relate to new store openings and seasonal working capital. The Company's working capital requirements are for inventory purchases, which typically reach their peak in the fourth quarter of the year. Historically, the Company has funded its store expansion program and met its working capital requirements from internally generated funds and borrowings under its credit facilities.

     During 1995, 1996 and 1997, net cash provided by operating activities was $1.3 million, $11.1 million and $8.7 million, whereas $7.9 million was used in operating activities in the first quarter of 1998. During 1995, 1996, 1997 and the first quarter of 1998, net cash used in investing activities was $4.1 million, $4.2 million, $5.5 million and $903,000, respectively, consisting primarily of capital expenditures related to new stores and expansions or remodels of existing stores. In 1995, financing activities provided net cash of $3.3 million, due primarily to proceeds from the issuance of long-term debt. In 1996 and 1997, $1.0 million and $3.5 million, respectively, was used in financing activities. In the first quarter of 1998, net cash of $73,000 was provided by financing activities. In 1996, the principal sources of cash from financing activities were proceeds from the issuance of long-term debt and the Class A Preferred Stock and Common Stock in connection with the Recapitalization, whereas the principal uses of cash used in financing activities in 1996 were the repurchase of a portion of shareholders' Common Stock and repayment of long-term debt in connection with the

Recapitalization. In 1997, the cash used in financing activities was for repayment of long-term debt. In the first quarter of 1998, the principal sources of cash in financing activities were proceeds from the issuance of long-term debt, offset by the payment of $6.9 million for the redemption of stock. See "Certain Transactions -- January 1998 Redemption."


     The Company expects to open approximately 25 new stores during 1998, eight of which were opened during the first half of 1998. Capital expenditures, including leasehold improvements and furniture and fixtures, for the 20 new stores opened during 1997 averaged approximately $185,000 (net of landlord allowances), and initial gross inventory requirements (which were partially financed by trade credit) averaged approximately $230,000 per store. Opening inventory requirements at new stores vary significantly depending upon the time of year when the store is opened, expected sales volume and store size. The Company's cash needs for opening new stores in 1998 are expected to total $8.4 million, $4.6 million of which is budgeted for capital expenditures and $3.8 million of which is budgeted for initial inventory. During the first quarter of 1998, the Company incurred $600,000 in capital expenditures for the three new stores opened during the quarter and $550,000 in initial inventory purchases relating to such new stores.



     The Company intends to expand six stores in 1998 and to remodel an additional six stores in 1998. Capital expenditures for the Company's 1998 expansions and remodels are expected to total $2.5 million, of which $300,000 was incurred for the one expansion and the one remodel in the first quarter.



     The Company's total planned capital expenditures for 1998 are $11.0 million, of which $900,000 was incurred in the first quarter. In addition to providing for new stores, expanded stores and remodeled stores, these planned capital expenditures include $2.2 million for the Company's planned corporate headquarters expansion and $1.5 million for the upgrade of the Company's POS computer system.



     The Company's principal sources of capital are internally generated funds and borrowings under its credit facilities. In accordance with the agreement governing the Company's senior credit facility, the Company has a $20 million revolving line of credit. The line of credit has a maturity date of June 30, 2001 and bears interest at the Company's option either at (i) 3.25% plus LIBOR or (ii) the higher of the prime rate plus 2.25% or the federal funds rate plus 2.75%. The line of credit requires a thirty-day consecutive zero balance between December 1 and March 1 of each year. In addition, the line of credit restricts levels of capital expenditures and restricts the incurrence of debt and payments in respect of capital stock and junior indebtedness. As of March 31, 1998, the Company had no outstanding borrowings under the line of credit and availability to borrow up to $20 million.



     The line of credit also requires the maintenance of various financial ratios and covenants, which the Company has maintained as required. For the 12 months ended March 31, 1998, the Company was required to maintain (i) a ratio of total debt to EBITDA of less than 3.5x, (ii) an adjusted net worth of greater than $70 million, (iii) a ratio of EBITDA to interest expense of greater than 2.4x, and (iv) a fixed charge coverage ratio (EBITDA plus lease expense minus taxes minus capital expenditures, divided by interest plus principal payments plus lease expense) of 1.0x. For the same period, the levels at which these ratios and covenants were actually maintained by the Company were (i) 3.3x, (ii) $74.4 million, (iii) $2.9x and (iv) 1.04x, respectively.



     The Company is in negotiations to obtain a $45 million senior term loan and a $35 million five-year revolving credit facility which the Company plans to enter into upon completion of the Offering, to replace its existing senior credit facility. The new revolving credit facility is expected to replace the Company's current line of credit facility. Borrowings under the new revolving credit facility are expected to be subject to certain customary conditions and contain customary events of default. There can be no assurance that the new revolving credit facility will be successfully negotiated.



     The Company plans to finance the Briar Patch acquisition and related working capital needs with $6.0 million in additional borrowings under its senior credit agreement.



     The Company believes that it can adequately fund its planned capital expenditures and working capital requirements (including the acquisition of Briar Patch) through the end of 1999 from net cash provided by operations and availability under revolving credit facilities.

INFLATION

     The Company does not believe that its operating results have been materially affected by inflation during the preceding three years. There can be no assurance, however, that the Company's operating results will not be adversely affected by inflation in the future.

IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued FAS 130, Reporting Comprehensive Income ("SFAS No. 130"). This statement establishes standards for reporting comprehensive income and its components in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement is effective for fiscal years beginning after December 15, 1997. Currently, the Company does not have any items that are required to be recognized as components of comprehensive income.

     In June 1997, the Financial Accounting Standards Board issued FAS 131, Disclosure about Segments of an Enterprise and Related Information ("SFAS No. 131"). This statement revises the current requirements for reporting business segments by redefining such segments as the way management disaggregates the business for purposes of making operating decisions and allocating internal resources. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997, and although management believes that SFAS No. 131 will not impact the Company's presentation, the Company will adopt SFAS No. 131 in fiscal 1998.

YEAR 2000 ISSUE

     An issue exists for all companies that rely on computers as the year 2000 approaches. The "Year 2000" issue is the result of past practice in the computer industry of using two digits rather than four to identify the applicable year. This practice will result in incorrect results when computers perform arithmetic operations, comparisons or data field sorting involving years later than 1999. The Company anticipates that it will be able to test its entire system for Year 2000 compliance using its internal programming staff and outside computer consultants and intends to make the necessary modifications to prevent disruption to its operations. The Company does not expect costs in connection with any such modifications to be material. Independent of the Year 2000 issue, in 1998 the Company intends to install a new POS system which will be Year 2000 compliant at a cost of approximately $1.5 million.

     As a fundamental business consideration, the Company depends heavily on its vendors to meet the purchasing requirements dictated by the Company's business needs. To that end, the Company is in the process of exploring with each of its key vendors the impact the Year 2000 issue will have on their ability to source products for the Company and process purchase orders with delivery requirements and terms involving years later than 1999. As an ongoing measure, the Company will continue to address this risk with each new vendor to ensure similar safeguards.

     Finally, the Company recognizes the potential impact the Year 2000 issue may have on its customers, creditors and other service providers. The Company has reviewed its exposure to business interruption or substantial loss in these areas and believes no risk of material adverse consequences presently exists.

                                    BUSINESS

THE COMPANY

     Kirkland's is a leading specialty retailer of decorative home accessories and gifts. The Company's stores offer a broad selection of distinctive merchandise, including framed art, candles, lamps, picture frames, rugs, garden accessories and artificial plants, as well as an extensive assortment of holiday merchandise. The Company's stores are designed to provide style-conscious customers, the majority of whom are women age 25 and older, with a distinctive shopping experience characterized by a diverse, ever-changing merchandise selection at surprisingly attractive prices. Management believes that the Company's exclusive focus on decorative home accessories and gifts has led to its emergence as a leader in its retail category and a destination store for many mall shoppers. Kirkland's has generated operating income in each year since opening its first store in 1966, and currently maintains one of the highest operating margins among comparable specialty retailers.


     The Company's 145 stores in 26 states average approximately 4,400 square feet per store and are located primarily in enclosed malls. Although originally focused in the Southeast, the Company has expanded beyond that region. Currently, 60 of the Company's stores are located outside the Southeast, including 11 of the 20 new stores opened during 1997 and two of the eight new stores opened during the first half of 1998. In addition to operating in many middle markets, Kirkland's also has stores in major metropolitan markets such as Atlanta, Houston, Chicago, and Dallas, as well as in smaller markets such as Paducah, Kentucky, Florence, Alabama and Lancaster, Pennsylvania. The Company has been able to operate stores successfully across a broad range of demographic and geographic markets.


     Kirkland's has developed and refined a merchandising strategy that differentiates it from other retailers of products for the home. The Company's merchandising strategy is to (i) offer distinctive, high quality home accessories and gifts at affordable prices, (ii) maintain a breadth of product categories, (iii) provide a carefully edited selection of the best-selling items within each category, rather than merchandising complete product collections, and (iv) present merchandise in a visually appealing manner to create an inviting atmosphere which inspires decorating ideas. The Company believes that this strategy creates a shopping experience which appeals to the style-conscious as well as the price-conscious shopper.

INDUSTRY OVERVIEW


     Kirkland's competes in the large market for decorative home accessories and gifts, which encompasses such varied product groups as candles, decorative pillows and rugs, framed art, pottery and holiday merchandise. The Company believes that the U.S. retail market for home furnishings, housewares, bedding, bath and tabletop merchandise exceeded $66 billion in 1996, and that purchases of gifts, including gifts of decorative home accessories, represented approximately $36 billion (a portion of which is included in the broader retail category discussed above). The market for decorative home accessories and gifts is highly fragmented, with competition coming from a variety of retailers including department stores, discount stores, other specialty stores and catalog retailers.



     The Company believes that the decorative home accessories and gift markets are benefitting from certain favorable demographic trends. First, the "cocooning" trend continues to have a significant impact on the market. As consumers retreat to their homes to spend time at home with family and friends, they buy products to enhance their home environment. Second, the U.S. Bureau of the Census reports that the percentage of the U.S. population represented by people between the ages of 35 and 64 is currently 38% and is expected to increase to approximately 40% by 2005. As this percentage increases, the target customer base for retailers of home accessories and gifts will likewise increase. Furthermore, people typically realize their peak earnings potential within this age bracket, which in turn will enable them to spend greater amounts on purchases for the home.


     These demographic patterns, along with the prevailing environment of low interest rates, have produced a discernible shift in the composition of general merchandise, apparel and furniture ("GAF") sales away from apparel to home furnishings. From 1990 to 1996, apparel purchases as a percentage of GAF declined by approximately 11%, while home furnishings as a percentage of GAF increased by approximately 10%.

     The Company believes that these favorable demographic trends and the shift in consumer spending patterns toward home furnishings provide a substantial opportunity for a well-positioned specialty retailer like Kirkland's.

BUSINESS STRATEGY

     The Company's goal is to be the leading specialty retailer of decorative home accessories and gifts in each of its markets. The following elements of the Company's business strategy, which have evolved over 32 years of successful operations, differentiate Kirkland's from its competitors and position the Company for continued growth:

          Distinctive, Item-Focused Merchandising. While a Kirkland's store contains items covering a broad range of complementary product categories, the store emphasizes only the best-selling items within each category. The Company does not seek to dictate a design theme to its customers, nor does it necessarily seek to dominate any particular product category. The Company instead takes a disciplined approach to identifying fashionable merchandise reflecting the latest trends, selecting and test-marketing products, and monitoring and reacting to individual item sales. No single merchandise category accounted for more than 15% of net sales in 1997.

          Changing Merchandise Mix. The merchandise mix in a Kirkland's store changes frequently throughout the year, in response to both market and sales trends and changes in seasons. The Company's information systems permit close tracking of individual item sales, enabling management to react quickly to both fast-selling and slow-moving items. In addition, the Company strategically increases selling space devoted to gifts and holiday merchandise during peak selling seasons such as Christmas and Easter. The Company believes that its ever-changing mix of merchandise creates an exciting environment for customers, encouraging frequent return visits to its stores.

          Visually Appealing Store Environment. Kirkland's distinguishes itself through its stores' "interior design" look, achieved by its emphasis on visual merchandising. Using multiple types of fixtures, the Company groups complementary merchandise creatively throughout the store, rather than displaying products strictly by category or product type. This visual presentation helps customers to picture the merchandise in their own homes and thus inspires decorating ideas. As a result, this strategy provides the opportunity for add-on sales and also encourages customers to browse for longer periods of time.

          Competitive Pricing. Kirkland's merchandise ranges in price from approximately $5 to approximately $250, with most items selling for under $30. Kirkland's shoppers regularly experience the satisfaction of paying noticeably less for items similar or identical to those sold by other retailers or through catalogs. Consequently, the Company does not routinely engage in promotions or sales and typically holds only two regular sales events each year. Management believes that the Company's competitive pricing is an important element in making Kirkland's a destination store for many mall shoppers.

          Flexible Real Estate Strategy. The Company's stores are predominantly located in enclosed malls in middle, metropolitan and smaller markets. The Company believes that its stores' broad appeal makes Kirkland's a desirable tenant for community, regional and super-regional malls targeting both middle and upper-income customers as well as for selected non-mall venues. The flexibility of the Kirkland's concept enables the Company to select the most promising real estate opportunities that meet requisite economic and demographic criteria within the Company's target markets.

GROWTH STRATEGY


     The Company's growth strategy includes opening new stores, expanding and remodeling existing stores and introducing new retail formats. In addition, the Company has entered into an agreement to acquire Briar Patch, a specialty retailer of home accessories and gifts based in Savannah, Georgia.

     Open New Stores. The Company intends to continue opening new stores both in existing and new markets, emphasizing mall locations in both middle markets and metropolitan markets. The broad appeal of the Kirkland's concept has enabled it to operate successfully in diverse geographic and demographic markets, thereby increasing the number of potential sites available to the Company. The Company believes that there are currently more than 500 additional malls in the United States that could provide attractive locations for the Kirkland's concept. Of the 20 new stores opened in 1997, 11 were opened outside of the Southeast and one was located in a state in which the Company previously had no stores. The Company intends to open approximately 25 stores in 1998 (eight of which were opened during the first half of 1998), of which two are expected to be in states in which the Company does not already operate (one of which was opened during the first half of 1998), and approximately 30 stores in 1999. During the first quarter of 1998, the Company opened three new stores and signed leases for an additional 13 stores, including additional locations in Florida, Indiana, Iowa, Louisiana, North Carolina, Ohio, Pennsylvania, Texas and Virginia as well as locations in two new markets, New York and Wisconsin.



     Expand and Remodel Existing Stores. The Company has an ongoing expansion and remodeling program which will continue to be an important part of the Company's strategy. The expansion initiative targets stores with proven high sales volumes that management believes could operate more effectively and produce higher sales with more square footage and mall frontage. Depending on the circumstances, an expansion may take place in a store's existing location or may accompany a relocation within the same mall. Expanded stores have been among the Company's best performing stores. Since 1993, the Company has expanded 26 stores from an average size of approximately 3,500 square feet to a larger size of approximately 5,100 square feet, remodeling them in the process. The average cost of expanding and remodeling each of these stores was approximately $210,000. In addition, the Company's 70 new stores opened since 1994 have averaged approximately 4,600 square feet. The Company intends to expand a total of six stores in 1998 (four of which have been expanded during the first half of 1998) and seven stores in 1999.



     The Company's remodeling initiative improves fixtures and displays, and strengthens the visual impact of the store, without expanding its square footage. Since 1993, the Company has remodeled four existing stores without concurrent increases in store size. The average cost of remodeling each of these stores was approximately $150,000. The Company intends to remodel (without expanding) a total of six stores in 1998 (five of which have been remodeled during the first half of 1998) and seven stores in 1999.


     The following table provides a history of the Company's store openings and closings, as well as its expansion and remodeling program for the past five years and the first quarter of 1998.

                                                                                       MARCH 31,
                                          1993     1994     1995     1996     1997       1998
                                          -----    -----    -----    -----    -----    ---------
Stores open at beginning of period......     67       80       91      104      120        138
New stores opened(1)....................     13       11       13       17       20          3
Stores closed...........................      0        0        0        1        2          1
Stores open at end of period............     80       91      104      120      138        140
Stores expanded and remodeled...........      2        3        5        3        6          3
Stores remodeled........................      0        0        2        0        2          4
Average gross square footage per
  store(2)..............................  3,753    3,821    3,942    4,091    4,186      4,382

---------------
(1) Excludes two temporary stores opened in 1997 during the holiday season only.

(2) Calculated using gross square footage of all stores open at both the beginning and the end of the period. Gross square footage includes the storage, receiving and office space that generally occupies approximately 30% of total store space.

     Introduce New Retail Formats. The Company has developed several new retail formats which it believes have significant potential. These alternative formats leverage Kirkland's expertise in home accessory and gift merchandising and create new channels through which to reach and expand Kirkland's target customer base.

          - Temporary Stores. During the 1997 Christmas season, the Company operated two stores in malls under short-term lease arrangements. This strategy enabled the Company to capture incremental sales and profits during the peak holiday selling season, while avoiding the expense of constructing and fixturing a permanent store. Due to the success of this initial test, the Company intends to increase its use of temporary stores during the 1998 holiday season. In addition to providing an incremental profit opportunity, these stores will enable the Company to test new markets where it is considering opening permanent stores.

          - Outlet Stores. Management believes that the strong price/quality relationship in a Kirkland's store makes Kirkland's an attractive tenant for certain outlet malls. In November 1997, the Company opened its first outlet store in the Grapevine Mills outlet center in Dallas, Texas. The store, which contains a mix of core Kirkland's merchandise as well as certain merchandise purchased exclusively for the outlet mall customer, capitalizes on the Company's ability to recognize and capture special purchasing opportunities, such as vendor overstocks or closeouts. Based on the initial success of its first outlet store, the Company anticipates opening one new outlet store in 1998 and is targeting four new sites for additional outlet stores in 1999.

          - Strip Center Stores. Management continues to evaluate the attractiveness of opening Kirkland's stores in non-mall, community strip and selected power centers. The Company currently operates two stores in such strip centers, one in Memphis, Tennessee and one in Kansas City, Missouri, and will open a third store in a power center in Louisville, Kentucky in 1998.


          - Upscale "the Kirkland Collection" Stores. Management has developed a more upscale version of the traditional Kirkland's store specifically to address the needs of certain more exclusive, high-end malls. The first of these stores was opened in Houston, Texas in May 1998, offering an upscale mix of certain core Kirkland's merchandise supplemented by selected higher end merchandise that will not be found in traditional Kirkland's stores.



     Acquisition of Briar Patch. On June 30, 1998, the Company entered into an agreement to purchase all of the outstanding capital stock of Briar Patch, a specialty retailer of home accessories and gifts based in Savannah, Georgia. The purchase price is $5.6 million in cash, subject to adjustment based on Briar Patch's working capital at closing. The Company plans to finance the purchase price with additional borrowings under its senior credit agreement. The acquisition is scheduled to close on July 31, 1998, subject to customary closing conditions.



     Briar Patch currently operates 34 stores in six southeastern states, primarily in markets that are smaller than Kirkland's traditional markets. For the fiscal year ended January 31, 1998, Briar Patch had sales of $21.5 million and a net loss of $459,000. The Company believes that an opportunity exists to improve the operating performance of the Briar Patch stores through the application of Kirkland's resources and experience in merchandising, store operations, real estate and finance. Accordingly, the Company believes that the acquisition of Briar Patch will enhance the Company's long-term growth opportunities.


MERCHANDISING

     Merchandising Strategy. The Company's merchandising strategy is to (i) offer distinctive, high quality home accessories and gifts at affordable prices,
(ii) maintain a breadth of product categories, (iii) provide a carefully edited selection of the best-selling items within each category, rather than merchandising complete product collections, and (iv) present merchandise in a visually appealing manner to create an inviting atmosphere which inspires decorating ideas. The Company believes that this strategy creates a shopping experience which appeals to the style-conscious as well as the price-conscious shopper. Kirkland's does not attempt to dictate fashion to its customers. Rather, the Company identifies and capitalizes on existing or developing trends when selecting merchandise for sale.

     The Company continuously introduces new products to its merchandise assortment in order to (i) maintain customer interest through the freshness of its product selections, (ii) enhance Kirkland's reputation as a leader in identifying high quality, fashionable products and (iii) allow merchandise which has peaked in sales to be discontinued and replaced by new items. In addition, the Company strategically increases selling space devoted to gifts and holiday merchandise during peak selling seasons such as Christmas and

Easter. Management estimates that approximately 10% of the Company's merchandise assortment is designed exclusively for Kirkland's. The Company packages some of its merchandise using its exclusive Cedar Creek private label brand. Management estimates that approximately 20% of the Company's merchandise assortment is sold under the Cedar Creek private brand name.

     The Company's stores generally carry 1,500 to 3,000 different items of inventory, or "SKUs," depending on store size. The Company offers an affordable assortment of the best-selling items within a category as well as new items which management believes could generate significant consumer interest, rather than offering complete product collections. As a result, the Company is able to reduce the accumulation of slow-moving inventory and resulting markdowns. Regional differences in home decor are addressed by tailoring inventories to local tastes or market opportunities.

     Product Categories. The Company's major merchandise categories include framed art, candles, lamps, picture frames, rugs, garden accessories and artificial plants, as well as an extensive assortment of holiday merchandise. No single merchandise category accounted for more than 15% of net sales in 1997. Consistent with the Company's item-focused strategy, a vital part of the product mix is a wide variety of decorative home accessories and other assorted merchandise that does not necessarily fit into a designated category. Decorative accessories consist of such varied products as pillows, sconces and porcelain items. Other merchandise includes flags, dolls and angels. Christmas holiday merchandise accounted for approximately 12% of net sales in both 1996 and 1997.

     Pricing. Kirkland's merchandise ranges in price from approximately $5 to approximately $250, with most items selling for under $30. The average sale at the Company's stores in 1997 was $17.22, up from $16.74 in 1996 and $16.27 in 1995. The Company's merchandising strategy does not depend on price discounting. Kirkland's stores typically have only two regular annual sale events, one in January and one in July.

     Visual Merchandising. Kirkland's distinguishes itself through its stores' "interior design" look, achieved by its emphasis on visual merchandising. The Company employs a Director of Visual Merchandising and seven specialists who support the stores' merchandising efforts. The Visual Merchandising team provides store managers with recommended display directives such as photographs and drawings, weekly placement guides and display manuals. In addition, each store manager has some flexibility to creatively highlight those products that are expected to have the greatest appeal to local shoppers.

THE KIRKLAND'S STORE

     Format. The prototype Kirkland's store is between 4,200 and 5,200 square feet, of which approximately 70% typically represents selling space. Merchandise is generally displayed according to display guidelines and directives given to each store from the Visual Merchandising team with input from purchasing and operations personnel. This procedure ensures uniform display standards and efficient allocation of products throughout the Company's stores. Using multiple types of fixtures, the Company groups complementary merchandise creatively throughout the store, rather than displaying products strictly by category or product type. This visual presentation helps customers to picture the merchandise in their own homes and thus inspires decorating ideas. As a result, this strategy provides the opportunity for add-on sales and also encourages customers to browse for longer periods of time. The check-out counter is generally located towards the center of the store, and virtually all stores offer complimentary gift wrapping at the rear of the store, a customer service feature which is not typical in mall-based shops.

     Shopping Experience. Kirkland's stores are designed to provide customers with a distinctive shopping experience characterized by a diverse, ever-changing merchandise selection at surprisingly attractive prices. Consistent with its item-focused merchandising strategy, the Company continually evaluates new merchandise and assesses the sales trends of items already in the stores. This active management of the merchandise mix leads to frequent introduction of new items, which in turn encourages shoppers to visit the stores frequently. Kirkland's shoppers regularly experience the satisfaction of paying noticeably less for items similar or identical to those sold by other retailers or through catalogs. Management believes that Kirkland's exclusive focus on decorative home accessories and gifts has led to its emergence as a leader in its retail category and a destination store for many mall shoppers.

     Store Operations. Kirkland's stores are open seven days a week during mall hours. The Company's store operations are managed by two Vice Presidents of Store Operations, five regional managers and 25 district managers who generally have responsibility for six to 10 stores within a geographic district. Individual stores are managed by a store manager and one or two assistant store managers. The store manager is responsible for the day-to-day operation of the store, including inventory receipt and merchandise display, personnel functions, store security and sales. A typical store has one or two full-time sales associates and six to twelve part-time sales associates, depending on the season. Additional part-time sales associates are typically hired to assist with increased traffic and sales volume in the fourth quarter. Kirkland's compensates its district and store managers with a base salary plus a performance bonus based on store sales, expense control and loss prevention. Sales associates are compensated on an hourly basis.

     The Company believes that its continued success is dependent in part on its ability to attract, retain and motivate quality employees. In particular, the success of the Company's expansion program will be dependent on its ability to promote and/or recruit qualified district and store managers and maintain quality sales associates. To date, the majority of the Company's district managers were previously Kirkland's store managers. Store managers, many of whom are selected from among the Company's sales associates, currently complete a formal training program before taking responsibility for a store. Store managers are responsible for the hiring and training of new sales associates, assisted where appropriate by two full-time recruiters. The Company is continuing to develop enhanced training programs for its store managers, assistant managers and sales associates. The Company constantly looks for motivated and talented people to promote from within Kirkland's, in addition to recruiting from outside the Company.

     Site Selection. Kirkland's seeks to locate its stores in malls which are destinations for large numbers of shoppers and which reinforce the Company's quality image. To assess potential new mall locations, management reviews financial and demographic criteria and analyzes the quality of tenants and competitive factors, square footage availability, frontage space and location and other relevant criteria to determine the overall acceptability of a mall and the optimal locations within it. The Company prefers to locate its stores in regional or super-regional malls with a history of high sales per square foot and multiple national department stores as anchors, and seeks approximate store frontage of 35 to 40 feet on average. The Company believes that it is a desirable tenant to mall developers because of its long and successful operating history, sales productivity, ability to attract customers and its strong position in the decorative home accessory and gift categories.

PURCHASING, ALLOCATION AND DISTRIBUTION

     Purchasing. Management believes that its disciplined approach to purchasing, its relationships with its suppliers and its strong buying power contribute to its successful purchasing strategy. The Company buys inventory on a centralized basis to take advantage of volume purchase discounts and improve its ability to control inventory product mix. The Company's 10-person centralized buying group is responsible for all purchasing decisions and price negotiations with vendors. Kirkland's purchases merchandise on a product by product basis, rather than based upon category classifications.

     The Company manages its total purchases based upon annual budgets which are set at the beginning of the year and updated throughout the year. The Company purchases its products from approximately 140 vendors. In 1997, approximately 55% of the Company's total purchases were from importers of merchandise manufactured primarily in the Far East, Mexico and India, with the balance purchased from domestic manufacturers and wholesalers. For its purchases of merchandise manufactured abroad, the Company believes that buying from importers instead of directly from foreign manufacturers enables it to maximize flexibility and minimize risks. Kirkland's believes that its executive management and buyers are more effective by focusing on managing the retail business and allowing importers to handle the procurement and shipment of foreign-manufactured merchandise for its stores. The purchase of approximately 45% of its products from domestic manufacturers and wholesalers enables the Company to reduce the lead time between ordering products and displaying them in the Company's stores.

     Allocation and Distribution. The Company continually strives to improve its merchandising, distribution, planning and allocation methods to manage its inventory more efficiently. The Company closely watches inventory levels on a per store basis to ensure that sufficient merchandise quantities are on hand at each store location. Each Kirkland's store is internally classified for merchandising purposes based on certain criteria including store sales, size, location and historical performance. Although all Kirkland's stores carry similar merchandise, the variety and depth of products in a given store may vary depending on the store's rank and classification. Inventory purchases and allocation are also tailored based on regional or demographic differences between stores. Information from the Company's POS computer system is regularly reviewed and analyzed to assist in making merchandise allocation and distribution decisions.


     Historically, Kirkland's has operated a hybrid distribution system employing both vendor-to-store direct distribution and certain elements of centralized warehouse distribution in order to maintain a low cost operating structure. Most of the Company's inventory is shipped directly to the stores by the Company's suppliers to avoid costly investments in central warehouse infrastructure and distribution management. This method allows for the quick and efficient delivery of merchandise to the Company's stores. Merchandise shipped directly to the stores is inspected and ticketed at the store (other than approximately 30% of such merchandise which is pre-ticketed by the vendor), displayed on the store floor by store personnel and later entered into the main computer system at the Company's headquarters. To accommodate this practice, each store leases local warehouse facilities on a short-term basis to store surplus inventory and holiday items.



     The Company also operates two leased distribution centers in Jackson, Tennessee, with over 165,000 square feet of total warehouse space. The Company also holds options to lease additional space at these facilities if needed. These facilities are used to receive, process and store inventory for new stores before they are opened as well as to warehouse and distribute a limited amount of holiday, private brand and bulk merchandise in advance of the holiday selling season and certain private brand and bulk merchandise throughout the year. The storage and handling of certain holiday merchandise at the Jackson distribution centers allows management to better allocate inventory shipments during the Christmas season. The Company has achieved operating efficiencies with the central distribution of Christmas merchandise and is in the process of expanding this practice for future years. The Company believes that adequate additional distribution center space will be available in the future on acceptable terms as may be needed in order to accommodate the Company's expansion plans.



     Based on future vendor requirements and Company needs, the Company may in the future determine to place more emphasis on centralized distribution. In this regard, the Company may in the future deem it appropriate to purchase or construct a centralized distribution center.


MANAGEMENT INFORMATION SYSTEMS

     The Company historically has placed emphasis on its management information and inventory control systems. The Company believes that its systems are an important factor in enabling it to achieve its goals of effective merchandising and store execution.

     The Company's management information systems include automated POS merchandising and financial applications. Merchandise is bar-coded, enabling the Company to manage and control inventory. Sales are updated daily in the merchandise reporting systems by polling sales information from each store's POS terminals. The Company's POS system consists of registers providing price look-up and scanning of bar-coded labels on an item basis. Through automated dial-up electronic communication to each store, sales item information is uploaded to the main system nightly. Information obtained from such daily polling is used to implement merchandising decisions and to identify the required merchandise reorders for each store. Inventory is counted in the stores through a year-end complete physical count utilizing hand-held scanning equipment.

     The Company's management information and control systems enable the Company's corporate headquarters to regularly identify sales trends, replenish depleted store inventories, reprice merchandise, monitor merchandise mix and determine inventory shrinkage at individual stores and throughout the Company's store network. Management believes that these systems provide a number of benefits, including improved store inventory management, better in-stock availability, higher operating efficiency and fewer markdowns.

     During 1998, the Company intends to install a new POS system which will include a new, more advanced cash register software system. This system, which will be Year 2000 compliant and will be compatible with the Company's existing hardware systems, will allow for future expansion to accommodate the Company's growth plans. See "Risk Factors - Impact of Year 2000 Issue."

ADVERTISING AND PROMOTION

     Historically, the Company has not engaged in extensive advertising because it believes that it has benefited from its strategic locations in high-traffic shopping malls and valuable "word-of-mouth" advertising by its customers. Many shopping mall leases require some advertising, although an industry shift to "media funds" has largely been implemented, whereby a retailer contributes at agreed levels to the shopping mall's advertising fund based on the square footage of the store. The Company places local newspaper advertisements on occasion to promote specific items in its stores.

     Kirkland's stores have two planned annual sale events, one in January and one in July. These special events enable the Company both to sell merchandise that the Company has purchased at particularly advantageous prices and to clear previously marked-down inventory. In order to boost traffic in typical periods of weakness for retailers, the Company occasionally holds special promotional sales for a particular merchandise category, such as framed art.

TRADEMARKS

     The Company has registered its "Kirkland's" logo with the United States Patent and Trademark Office on the Principal Register. In addition, the Company holds several trademark registrations in connection with its Cedar Creek private label brand as well as a registration for the mark "Now That's Real Style!" The Company is in the process of applying for a trademark registration of "the Kirkland Collection." The Company is not aware of any claims of infringement or other challenges to the Company's right to use its marks in the United States.

COMPETITION

     The retail market for gifts and decorative home accessories is highly competitive. Accordingly, the Company competes with a variety of specialty stores, department stores, discount stores and catalog retailers that carry merchandise in one or more categories also carried by the Company. The Company believes that its stores compete primarily on the basis of merchandise quality and selection, price, visual appeal of the merchandise and the store and the convenience of location. Although the Company faces competition from a broad range of retailers, the Company believes that its direct competitors are few, if any. Specialty retailers tend to have higher prices and a more narrow assortment of products than Kirkland's. Department stores typically have higher prices than Kirkland's for similar merchandise. Wholesale clubs may have lower prices than Kirkland's, but the product assortment is generally more limited. The Company believes that it competes effectively with other retailers due to its experience in identifying a broad collection of distinctive merchandise, pricing it to be appealing to the target Kirkland's customer, and presenting it in a visually appealing manner.

     In addition to competing for customers, the Company competes with other retailers for suitable store locations and qualified management personnel. Many of the Company's competitors are larger and have substantially greater financial, marketing and other resources than the Company does. See "Risk Factors - Competition."

PROPERTIES

     The Company currently leases all of its store locations and expects that its policy of leasing rather than owning will continue as the Company grows. The Company's leases typically provide for 10-year terms, many with the ability for the Company to terminate the lease in the middle of the term if sales at the leased premises do not reach a certain annual level. The leases typically provide for payment of percentage rent (i.e., a percentage of sales in excess of a specified level) and the rate of increase in ancillary charges is generally capped.

     As current leases expire, the Company believes that it will be able either to obtain lease renewals if desired for present store locations or to obtain leases for equivalent or better locations in the same general area. To date, the Company has not experienced unusual difficulty in either renewing leases for existing locations or securing leases for suitable locations for new stores. A majority of the Company's store leases contain provisions that would permit the landlord to terminate the lease upon a change in control of the Company. The Offering and the Pre-Offering Transactions may give rise to a change in control under certain of the Company's leases. Based primarily on the Company's belief that it maintains good relations with its landlords, that most of its leases are at market rents and that it has historically been able to secure leases for suitable locations, management believes that these provisions will not have a material adverse effect on the business or financial condition of the Company, although no assurance can be made in this regard.

     The Company's corporate headquarters, located in Jackson, Tennessee, is owned by the Company and currently consists of approximately 18,000 square feet of office space. The Company has commenced an expansion of its headquarters facility to a total of approximately 40,000 square feet, at an estimated cost of $2.2 million to be incurred in 1998, funded from cash flow from operations.

EMPLOYEES

     The Company employed approximately 500 full-time and approximately 1,300 part-time employees at March 31, 1998. Of these, approximately 75 were corporate and warehouse center personnel and 1,725 were store employees. The number of part-time employees fluctuates with seasonal needs. None of the Company's employees is covered by a collective bargaining agreement. The Company believes that its relationship with its employees is good.

LEGAL PROCEEDINGS

     The Company is involved in various routine legal proceedings incidental to the conduct of its business. The Company believes that any resulting liability from existing legal proceedings, individually or in the aggregate, will not have a material adverse effect on its operations or financial condition.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The following table and biographies set forth information concerning the individuals who serve as directors, executive officers and key employees of the
Company:

                                                                              YEAR OF EXPIRATION
                NAME                   AGE              POSITION              OF TERM AS DIRECTOR
                ----                   ---              --------              -------------------
DIRECTORS AND EXECUTIVE OFFICERS:
  Carl Kirkland......................  57    Chief Executive Officer and
                                             Chairman of the Board of
                                             Directors
  Robert E. Alderson.................  51    President, Chief Operating
                                             Officer and Director
  Reynolds C. Faulkner...............  34    Senior Vice President, Chief
                                             Financial Officer and Director
  Steven J. Collins..................  29    Director of Finance and                  --
                                             Treasurer
  David M. Mussafer(a)(b)............  35    Director
  R. Wilson Orr, III(a)..............  35    Director
  John P. Oswald (b).................  38    Director
  Alexander S. McGrath(a)............  36    Director

KEY EMPLOYEES:
  James W. Harris....................  51    Vice President of Operations             --
                                             and Personnel
  Chris T. LaFont....................  37    Vice President of Merchandise            --
  Janna B. Alford....................  36    Vice President of Operations             --

---------------
(a) Member of Compensation Committee
(b) Member of Audit Committee

DIRECTORS AND EXECUTIVE OFFICERS

     Carl Kirkland has been the Chief Executive Officer since he founded the Company in 1966, and he served as President from 1966 through November 1997. Mr. Kirkland has been Chairman of the Board since June 1996. He has over 30 years of experience in the retail industry. Mr. Kirkland also serves on the board of directors of Hibbett Sporting Goods, Inc.

     Robert E. Alderson has been President and Chief Operating Officer of the Company since November 1997 and prior to that served as Senior Vice President of the Company since joining in 1986. He also served as Chief Administrative Officer from 1986 to 1997. Prior to joining the Company, he was a senior partner at the law firm of Menzies, Rainey, Kizer & Alderson.

     Reynolds C. Faulkner has been a Director of the Company since September 1996 and joined as Senior Vice President and Chief Financial Officer in February 1998. Prior to joining the Company, from July 1989 to January 1998, Mr. Faulkner was an investment banker in the corporate finance department of The Robinson-Humphrey Company, LLC, most recently serving as a Managing Director and head of the retail practice group. In this capacity, Mr. Faulkner was involved in numerous public and private financings and mergers and acquisitions of companies in the retail industry.

     Steven J. Collins joined the Company and has been the Director of Finance since January 1997. From January 1997 to February 1998, he also served as the Company's Chief Financial Officer. From 1995 to 1997 he was an associate with Advent, a private equity investment firm. See "Principal Shareholders." Prior to that, he worked in the mergers and acquisitions department of Merrill Lynch & Co. and was an accountant with Coopers & Lybrand.

     Alexander S. McGrath has been a director of the Company since June 1996. Mr. McGrath is currently a general partner of Capital Resource Partners II, L.P., a mezzanine and private equity investment firm which is the general partner of Capital Resource Lenders II, L.P., a warrantholder of and subordinated lender to the Company. He joined Capital Resource Lenders in 1988 as an associate, and has been a general partner of

Capital Resource Partners II, L.P. since 1993. Prior to that, he was an associate at Investments Orange Nassau Inc., a private equity investment firm. See "Principal and Selling Shareholders."



     David M. Mussafer has been a Director of the Company since June 1996. Mr. Mussafer is currently a Managing Director of Advent, a private equity investment firm which beneficially owns Common Stock of the Company through its interests in certain members of Kirkland Holdings L.L.C., one of the Company's principal shareholders. Mr. Mussafer joined Advent in 1991 and has been a principal of the firm since 1993. See "Principal and Selling Shareholders."



     R. Wilson Orr, III has been a Director of the Company since June 1996. Since 1993, Mr. Orr has been a principal of SSM Corporation, a private equity investment firm and an affiliate of SSM/Kirkland Equity Partners, L.P. which is a member of Kirkland Holdings L.L.C., one of the Company's principal shareholders. He joined SSM Corporation in 1988 as a Vice President and partner. From 1984 to 1988, he worked in corporate lending at Chemical Bank. See "Principal and Selling Shareholders."



     John P. Oswald has been a Director of the Company since June 1996. Since 1994, Mr. Oswald has been a partner of the Capital Trust Group, a private equity investment firm and an affiliate of CT/Kirkland Equity Partners, L.P., which is a member of Kirkland Holdings L.L.C., one of the Company's principal shareholders. Mr. Oswald is a beneficial owner of Capital Trust Investments, Ltd., a warrantholder of and subordinated lender to the Company. He is also President and Chief Executive Officer of Bridge East Capital, a private equity investment partnership, an affiliate of the Capital Trust Group. Prior to that he was a partner with the law firm of Lord, Day & Lord from 1986 to 1994 and an associate with Arthur Andersen LLP from 1984 to 1986. See "Principal and Selling Shareholders."


KEY EMPLOYEES

     Chris T. LaFont has been Vice President of Merchandise since September 1997. Mr. LaFont is responsible for all merchandise buying decisions for the Company. From 1988 to September 1997, he served as Vice President of Visual Merchandising. Mr. LaFont started his career with Kirkland's in 1981 as a management trainee.

     James W. Harris has been Vice President of Operations and Personnel since 1987. Mr. Harris is responsible for store personnel recruitment and training as well as general store operations. Prior to joining the Company, Mr. Harris was with Goldsmith's, a division of Federated Department Stores, from 1972 to 1987, where he held various positions in store operations.

     Janna B. Alford has been Vice President of Operations since February 1997. From April 1995 to February 1997, Ms. Alford held the positions of Director of Loss Prevention and Director of Store Operations for the Company. Prior to that she was with County Seat, a retailer of youth-oriented apparel, where she held positions in loss prevention and operations from 1989 to 1995.

CLASSIFIED BOARD OF DIRECTORS

     Upon completion of the Offering, the Board of Directors of the Company will be divided into three classes of directors each containing, as nearly as possible, an equal number of directors. Directors within each class are elected to serve three-year terms and approximately one-third of the directors sit for election at each annual meeting of the Company's shareholders. The year of expiration of the term of each of the Company's directors is set forth in the table above under the caption "Directors, Executive Officers and Key Employees." A classified board of directors may have the effect of deterring or delaying any attempt by any group to obtain control of the Company by a proxy contest since such third party would be required to have its nominees elected at two separate annual meetings of the Board of Directors in order to elect a majority of the members of the Board of Directors. Directors who are elected to fill a vacancy (including vacancies created by an increase in the number of directors) must be confirmed by the shareholders at the next annual meeting of shareholders whether or not such director's term expires at such annual meeting. See "Risk
Factors - Charter and Bylaw Provisions; Anti-Takeover Effect of Tennessee Laws."

DIRECTOR COMPENSATION

     To date, directors who are affiliated with the Company or any of the Company's shareholders have not received separate compensation for their services in that capacity. The Company intends in the future to compensate its directors who are not also employees of the Company. The amount of such compensation has not been determined but will be consistent with amounts paid by comparable public companies.

COMMITTEES OF THE BOARD

     Following completion of this Offering, the Board of Directors will have an Audit Committee, composed of Messrs. Mussafer and Oswald, and a Compensation Committee, composed of Messrs. McGrath, Mussafer and Orr. The principal functions of the Audit Committee will include making recommendations to the Board regarding the selection of independent public accountants to audit annually the books and records of the Company, reviewing the proposed scope of each audit and reviewing the recommendations of the independent public accountants as a result of their audit of the Company. The Audit Committee will also periodically review the activities of the Company's accounting staff and the adequacy of the Company's internal controls. The Compensation Committee will be responsible for establishing the salaries of the executive officers of the Company, incentives and other forms of compensation and for administering the Company's employee benefit plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Company's Board of Directors will be formed upon completion of the Offering. Messrs. McGrath, Mussafer and Orr, who were not at any time officers or employees of the Company, will be the only members of the Compensation Committee. No executive officer of the Company serves as a member of the Board of Directors or Compensation Committee of another entity which has one or more executive officers who serve as a member of the Company's Board of Directors or Compensation Committee.

EXECUTIVE COMPENSATION

     The following table sets forth certain compensation information with respect to the Company's Chief Executive Officer and the other executive officers of the Company whose salary and bonus exceeded $100,000 for the year ended December 31, 1997 (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG-TERM
                                                                                COMPENSATION
                                                                                   AWARDS
                                               ANNUAL COMPENSATION              ------------
                                    -----------------------------------------    SECURITIES     ALL OTHER
                                                               OTHER ANNUAL      UNDERLYING    COMPENSATION
NAME AND PRINCIPAL POSITION  YEAR   SALARY ($)   BONUS ($)   COMPENSATION ($)   OPTIONS (#)       (1)($)
---------------------------  ----   ----------   ---------   ----------------   ------------   ------------
Carl Kirkland...........     1997    275,000      250,000        712,500(3)        2,381          3,472
  Chief Executive
     Officer(2)

Robert E. Alderson......     1997    275,000      250,000        149,500(3)        2,381          2,747
  President, Chief
  Operating Officer and
  Chief Administrative
  Officer(4)

Bruce Moore.............     1997    275,000           --        259,000(3)        2,381          2,548
  Senior Vice
  President,General
  Merchandise Manager and
  Chief Operating
  Officer(5)

Steven J. Collins.......     1997     75,000       35,000             --             230             --
  Chief Financial Officer
  and Director of
  Finance(6)

---------------
(1) Includes $1,552, $1,552 and $1,552 contributed under the Company's 401(k) Plan for the benefit of Messrs. Kirkland, Alderson and Moore, respectively. Also includes $1,920, $1,195 and $976 of premiums paid for term life insurance for Messrs. Kirkland, Alderson and Moore, respectively.

(2) Mr. Kirkland also served as the Company's President until November 1997.

(3) Represents amounts classified as interest associated with the Class C Preferred Stock held by the executives, which will be redeemed upon the completion of the Offering, at which time such payments will terminate.

(4) Mr. Alderson became the Company's President and Chief Operating Officer in November 1997.

(5) Mr. Moore resigned as an executive officer of the Company in November 1997 and his employment with the Company terminated on January 7, 1998. In connection with such termination, all of his options to purchase Common Stock were canceled. See "Certain Transactions - January 1998 Redemption."

(6) Mr. Collins served as the Company's Chief Financial Officer until February 1998.

STOCK OPTIONS GRANTED TO CERTAIN EXECUTIVE OFFICERS DURING 1997

     The following table sets forth certain information regarding options for the purchase of Common Stock that were awarded to the Company's Named Executive Officers during the year ended December 31, 1997:

                             OPTION GRANTS IN 1997

                                                                                   POTENTIAL REALIZABLE
                                                                                     VALUE AT ASSUMED
                                         PERCENT OF                               ANNUAL RATES OF STOCK
                           NUMBER OF       TOTAL                                          PRICE
                          SECURITIES      OPTIONS                                    APPRECIATION FOR
                          UNDERLYING      GRANTED      EXERCISE OR                   OPTION TERM ($)
                            OPTIONS     TO EMPLOYEES   BASE PRICE    EXPIRATION   ----------------------
          NAME            GRANTED (#)     IN 1997        ($/SH)         DATE         5%           10%
          ----            -----------   ------------   -----------   ----------   ---------    ---------
Carl Kirkland...........       --            --              --            --           --           --
Robert E. Alderson......       --            --              --            --           --           --
Bruce Moore.............       --            --              --            --           --           --
Steven J. Collins(1)....      230           7.4%         $95.00       6/23/07      $154.74      $246.41

---------------
(1) Granted under the Company's 1996 Executive Incentive and Non-Qualified Stock Option Plan. The option vested as to one-half of the underlying shares on August 1, 1997 and will vest as to the balance on August 1, 1998.

STOCK OPTIONS EXERCISED BY CERTAIN EXECUTIVE OFFICERS DURING 1997 AND YEAR-END OPTION VALUES.

     The following table sets forth certain information regarding options for the purchase of Common Stock that were exercised and/or held by the Named Executive Officers during the year ended December 31, 1997.

                   AGGREGATED OPTION EXERCISES IN YEAR ENDED
                  DECEMBER 31, 1997 AND YEAR-END OPTION VALUES

                                                                  NUMBER OF SECURITIES    VALUE OF UNEXERCISED
                                                                 UNDERLYING UNEXERCISED       IN-THE-MONEY
                                                                       OPTIONS AT              OPTIONS AT
                                                                   DECEMBER 31, 1997       DECEMBER 31, 1997
                                          SHARES                 ----------------------   --------------------
                                        ACQUIRED ON    VALUE         # EXERCISABLE/          $ EXERCISABLE/
                 NAME                    EXERCISE     REALIZED       UNEXERCISABLE          UNEXERCISABLE(1)
                 ----                   -----------   --------   ----------------------   --------------------
Carl Kirkland(2)......................      --          --              0/2,381                   $      /$
Robert E. Alderson(2).................      --          --              0/2,381                   $      /$
Bruce Moore(3)........................      --          --              0/2,381                   $      /$
Steven J. Collins.....................      --          --              115/115                   $      /$

---------------
(1) Value based on the $         per share assumed initial public offering price
    less the per share exercise price.

(2) The options held by Messrs. Kirkland and Alderson will become fully vested upon completion of the Offering.

(3) Mr. Moore's options were canceled in connection with the redemption of his preferred and common stock on January 7, 1998. See "Certain
    Transactions - January 1998 Redemption."

EMPLOYEE BENEFIT PLANS

  1996 Executive Incentive and Non-Qualified Stock Option Plan

     The Company maintains the Kirkland's, Inc. 1996 Executive Incentive and Non-Qualified Stock Option Plan (as amended, the "Stock Option Plan"). The Company believes that the Stock Option Plan will promote the long-term growth and profitability of the Company by providing key employees with incentives to improve shareholder value and to contribute to the growth and financial success of the Company. Moreover, the Company believes that the Stock Option Plan will help the Company to attract, retain and reward quality employees.

     The Stock Option Plan is administered by the Board of Directors or the Compensation Committee. The plan administrator has exclusive authority to: (i) grant Awards (as defined below) under the Stock Option Plan, including determining individuals to whom Awards are granted, the amount of such Awards, any applicable vesting terms and any other terms of an Award; and (ii) make all interpretations and determinations affecting the Stock Option Plan.

     Participation in the Stock Option Plan is limited to employees of the Company or any of its subsidiaries (the "Participants"). Awards under the Stock Option Plan may be in the form of incentive stock options ("ISOs") that meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or "non-qualified" stock options ("NQSOs") (collectively, "Awards"). ISOs may only be granted to individuals who are employees of the Company at the date of grant. Awards under the Stock Option Plan are not transferable by the Participants, except upon death.

     The Stock Option Plan provides for the grant of stock options to purchase up to an aggregate of 12,304 shares of Common Stock. In the event of any stock split, reverse stock split, stock dividend, recapitalization, reclassification or other similar event, appropriate proportional adjustments may be made to the number of shares reserved for issuance under the Stock Option Plan and the number, kind and price of shares covered by outstanding Awards. Stock options may not be exercised more than 10 years after the date of grant (five years after the date of grant with respect to an ISO granted to any person who owns stock of the Company possessing 10% or more of the total voting power of all the Company's stock at the time of the grant).

     The Board has the discretion to award stock options to Participants as either ISOs or as NQSOs. The exercise price of an ISO must be not less than the fair market value of the Common Stock on the date the option is granted. Although the Stock Option Plan permits the exercise price of an NQSO to be less than the fair market value of the Common Stock on the date the option is granted, the exercise price of all NQSOs granted under the Stock Option Plan to date have been equal to the fair market value of the Common Stock on the date of grant.

     As of the date of this Prospectus, options to purchase 10,154 shares of Common Stock are outstanding, including options for 2,381 shares held by each of Carl Kirkland and Robert E. Alderson and an option for 2,283 shares held by Reynolds C. Faulkner. Options granted with respect to the remaining 3,109 shares of Common Stock (the "Employee Options") are held by approximately 225 employees other than executive officers (other than an option for 230 shares which was granted to Mr. Collins). The Employee Options generally expire upon termination of employment and become exercisable on July 1, 2000 (except for the option granted to Mr. Collins, which became exercisable with respect to 115 shares in August 1997 and will become exercisable with respect to the remainder of the shares in August 1998). Generally, if the holder of an Employee Option terminates employment because of death or disability, any Award exercisable at the date of such termination may be exercised for a period of one year from the date of termination or until the expiration of the stated term of the Award, whichever period is shorter. An additional 2,150 shares of Common Stock are available for issuance in connection with future grants under the Stock Option Plan.

  1998 Incentive Plan

     Prior to the completion of the Offering, the Company intends to adopt the Kirkland's, Inc. 1998 Incentive Plan (the "Incentive Plan"). The Incentive Plan will provide for the award of up to 8,000 shares of Common Stock to the Company's employees, directors, consultants and other individuals who perform services for the Company.

     The Compensation Committee of the Board of Directors will administer the Incentive Plan. Under the terms of the Incentive Plan, the Compensation Committee will be required to be composed of two or more directors. The Compensation Committee will have the authority to interpret the Incentive Plan and to determine and designate the persons to whom options or awards are made and the terms, conditions and restrictions applicable to each option or award (including, but not limited to, the exercise price, any vesting schedule or provisions for the acceleration thereof and any forfeiture provisions).

     The Incentive Plan contains provisions for granting various stock-based awards, including ISOs, NQSOs, stock appreciation rights ("SARs") and restricted stock (all as further described below). The term of the Incentive Plan is ten years, subject to earlier termination or amendment.

     The Compensation Committee will have the power to select award recipients and their allotments and to determine the price, terms and vesting schedule for awards granted. While there are no predetermined performance formulas or measures or other specific criteria used to determine recipients of awards under the Incentive Plan, awards will be based generally upon consideration of the grantee's position and responsibilities, the nature of services provided, the value of the services to the Company, the present and potential contribution of the grantee to the success of the Company, the anticipated number of years of service remaining and other factors which the Board or the Compensation Committee may deem relevant.

     Stock Options. The Incentive Plan provides for the grant of ISOs to employees of the Company. The Incentive Plan also provides for the grant of NQSOs to employees of the Company, directors of the Company, and consultants and other individuals who perform services for the Company but are not employed by the Company. The exercise price of any ISO granted under the Incentive Plan may not be less than 100% of the fair market value of the Company's Common Stock on the date of grant. Options granted under the Incentive Plan may be exercised for cash or in exchange for shares of Common Stock owned by the option holder having a fair market value on the date of exercise equal to the option exercise price. The aggregate fair market value, determined on the date of grant, of the shares with respect to which ISOs are exercisable for the first time by an employee during any calendar year may not exceed $100,000.

     Under the Incentive Plan, each option will be exercisable at such time and to such extent as specified in the pertinent option agreement between the Company and the option recipient. However, no award shall be exercisable with respect to any shares of Common Stock later than ten years after the date of such award. Unless otherwise specified by the Compensation Committee with respect to a particular option, all options will be non-transferable, except upon death. The shares subject to expired options or terminated options which remain unexercised will become available for future grants.

     Stock Appreciation Rights. The Incentive Plan also provides for the grant of SARs, either alone or in tandem with ISOs or NQSOs. A SAR entitles its holder to a cash payment of the excess of the fair market value of Common Stock of the Company on the date of exercise, over the fair market value of the Common Stock on the date of grant.

     If an option or SAR recipient ceases to be employed by, or to render services to, the Company for any reason other than retirement, death, disability or termination for cause, unless otherwise specified by the Compensation Committee with respect to a particular option, any option or SAR exercisable on the date of such termination generally may be exercised for a period of one month from the date of such termination or until the expiration of the stated term of the option or SAR, whichever period is shorter. In the event of termination of employment or service by reason of retirement, death or disability, unless otherwise specified by the Compensation Committee with respect to a particular option or SAR, any option exercisable at the date of such termination generally may be exercised for a period of one year (in the case of death) or six months (in the case of disability or retirement) from the date of termination or until the expiration of the stated term of the option or SAR, whichever period is shorter. If a participant's employment or service is terminated for cause, unless otherwise specified by the Compensation Committee with respect to a particular option or SAR, any option or SAR not exercised prior to the date of such termination will be automatically and immediately forfeited.

     In anticipation of a change of control of the Company, the Compensation Committee, in its discretion, may: (i) cause all outstanding options and SARs to become immediately exercisable, (ii) provide for the cancellation of options and SARs and a cash payment to the holders of such canceled awards or (iii) provide for the cancellation of options and the substitution of options to purchase shares in a successor corporation.

     Restricted Stock. "Restricted Stock" are shares of the Company's Common Stock granted to an employee for no cash consideration, which will be forfeited to the Company if, during a restriction period specified by the Compensation Committee at the time of the grant of the Restricted Stock, (i) the grantee ceases to be an employee of the Company, or (ii) certain individual or corporate performance goals are not met. In the event of death or disability: (i) restrictions based on employment will lapse with respect to a percentage of Restricted Stock held by the grantee equal to the percentage of the restriction period that had elapsed as of the date of death or commencement of disability, and (ii) restrictions based on performance will lapse to the extent determined by the Compensation Committee. In the event of a change of control of the Company, the Compensation Committee may, in its discretion, cause all restrictions on shares of Restricted Stock to lapse.

     Shares of Common Stock underlying any award that is forfeited under the Incentive Plan will become available for future grants.

  Employee Stock Purchase Plan

     Prior to the completion of the Offering, the Company intends to adopt an Employee Stock Purchase Plan (the "Purchase Plan"), which will allow substantially all full-time employees of the Company, subject to certain limitations, to purchase shares of the Company's Common Stock at a discount from the prevailing market price at the time of purchase. Such shares will either be issued by the Company from its authorized and unissued Common Stock or purchased by the Company on the open market. Any employee owning five percent or more of the voting power or value of the Company will not be eligible to participate in the Purchase Plan. A maximum of 2,700 shares of the Company's Common Stock will be available for purchase under the Purchase Plan.

     An eligible employee will be able to specify, before the commencement of each quarter, an amount to be withheld from his or her paycheck and credited to an account established for him or her (the "Participation Account"). Amounts in the Participation Account will be applied to the purchase of shares of the Company's Common Stock on the last day of each quarter. The price of such shares
will be equal to    % of the average of the high and low sales prices per share of the Company's Common Stock on the principal national securities exchange on which the Common Stock is listed or admitted to trading or, if not listed or traded on any such exchange, on the Nasdaq National Market. Only whole shares of Common Stock will be purchased under the Purchase Plan. Amounts withheld from an employee's paycheck and not applied to the purchase of whole shares of Common Stock will, at the election of the employee, either remain credited to the employee's Participation Account or be returned to the employee. Upon termination of an employee's employment, all amounts credited to such employee's Participation Account will be returned to him or her.

     The Purchase Plan will be administered by the Compensation Committee of the Board of Directors. The Board of Directors may amend or terminate the Purchase Plan. The Purchase Plan is intended to comply with the requirements of Section 423 of the Code.

  401(k) Plan

     The Company maintains the Kirkland's, Inc. Retirement Plan ("401(k) Plan") for the benefit of its eligible employees. The 401(k) Plan is intended to be qualified under Code section 401(a) and consists of a 401(k) component, a 401(m) matching component and a profit-sharing component. Employees eligible to participate in the 401(k) Plan are those employees who have completed at least one year of service and attained age of 21.

     Under the 401(k) component, participants may elect to defer up to $10,000 per year (as adjusted by the Internal Revenue Service) to the 401(k) Plan, subject to other limits of the Code. Under the 401(m) matching component, the Company, in its discretion, may match each participant's elective deferrals, up to 5% of compensation. Currently, the Company matches 25% of each participant's elective deferrals. Under the profit-sharing component, the Company may make additional contributions in amounts to be determined by the Company in its sole discretion. Such Company profit-sharing contributions will be allocated among eligible participants in proportion to each such participant's compensation.

     Matching contributions and profit-sharing contributions vest ratably over six years, or earlier upon attainment of the appropriate retirement age, upon retirement for disability, upon death, or upon termination of the 401(k) Plan. All assets of the 401(k) Plan are currently invested, subject to participant-directed elections, in annuity contracts underwritten by Aetna Life Insurance and Annuity Company.

     Payment of 401(k) Plan benefits are made in cash in the form of a single lump sum, periodic installments or an annuity. Distribution of a participant's vested interest generally occurs on the earlier of (i) termination of employment (including by reason of retirement, death or disability) or (ii) the April 1 following the calendar year in which the participant attains age 70 1/2.

  Supplemental Executive Retirement Plan

     Following the completion of the Offering, the Company intends to adopt a non-qualified deferred compensation plan known as a supplemental executive retirement plan ("SERP"). Only a select group of highly compensated management employees chosen by the Board of Directors will be eligible to participate in the SERP. Pursuant to the SERP, participants will be entitled to elect, in advance, to reduce salary or bonus income and have that reduction credited to an account under the SERP. To the extent all or a portion of the participant's deferral relates to amounts that could have been contributed to the SERP, but for the application of certain legal restrictions, the Company will also credit a matching contribution amount to the SERP equal to what would have been contributed to the SERP, in the absence of those restrictions.

EMPLOYMENT AGREEMENTS


     In connection with the Recapitalization, the Company entered into employment agreements with Carl Kirkland, Robert Alderson and Bruce Moore. Under the terms of these employment agreements, Mr. Kirkland was employed as Chairman and Chief Executive Officer, Mr. Alderson was employed as Chief Administrative Officer and Mr. Moore was employed as Chief Operating Officer and General Merchandise Manager. The term of these employment agreements expires on June 12, 2000. The employment agreements provide for an annual salary of $987,500 for Mr. Kirkland, $424,500 for Mr. Alderson and $534,000 for Mr. Moore, of which amounts $712,500, $149,500 and $259,000, respectively, represent interest paid in connection with the mandatorily redeemable Class C Preferred Stock. These agreements provide for each executive to receive an annual bonus beginning with the fiscal year ended December 31, 1996. The bonus includes a performance-based component of up to $175,000 based on the Company's achievement of the projected EBITDA targets established by the Board, as well as a discretionary component of up to $75,000. Each executive is entitled to receive the full $175,000 performance-based component of the bonus if the Company achieves at least 95% of its projected EBITDA target for a particular fiscal year, none of the bonus for achievement of the target for the year at a level of 85% or less, and a pro rata portion of $175,000 for achievement of the target for the year at a level of between 85% and 95%. There are no limits on the projected EBITDA target to be established by the Board. The Board may consider performance measures such as team leadership, new store openings and customer satisfaction in determining the discretionary bonus component. Mr. Moore's employment with the Company, and his employment agreement, terminated on January 7, 1998. See "Certain
Transactions - January 1998 Redemption."


     The employment agreements with Messrs. Kirkland and Alderson automatically terminate upon the occurrence of certain events such as a sale of the Company, a change of control or a public offering of Common Stock generating gross proceeds of at least $30 million (a "Qualified Public Offering"). The employment agreements provide that upon the occurrence of any of the aforementioned events, the Company and the executives will enter into new employment agreements which will provide for a $275,000 annual salary, retain the equivalent bonus and non-competition provisions of the existing employment agreements, and coincide with the remaining term of the existing employment agreements. As a result of the Offering, the existing employment agreements will automatically terminate, and the Company will enter into new employment agreements with each of Mr. Kirkland and Mr. Alderson consistent with the foregoing terms.


     In February 1998, the Company entered into an employment agreement with Reynolds C. Faulkner. Under the terms of that agreement, Mr. Faulkner serves as the Company's Senior Vice President and Chief Financial Officer at an annual salary of $225,000, and will be eligible to receive an annual bonus of up to $100,000 at the discretion of the Board. In addition, Mr. Faulkner received a signing bonus of $100,000 upon commencement of his employment. The term of Mr. Faulkner's agreement extends until February 2, 2001, or until earlier termination of employment. If Mr. Faulkner's employment is terminated prior to February 2, 2001 by the Company without cause or by Mr. Faulkner under specified circumstances, Mr. Faulkner will be entitled to a severance payment equal to the discounted present value of 12 months' salary and benefits, together with a pro-rated annual bonus.



     Each of Messrs. Kirkland and Alderson received an option for 2,381 shares of Common Stock at a per share exercise price of $0.45 in connection with the Recapitalization. The terms of the options granted to Messrs. Kirkland and Alderson provide that those options will vest immediately prior to completion of the Offering. On February 2, 1998, Mr. Faulkner received a fully vested option for 2,283 shares of Common Stock of the Company under the Stock Option Plan at a per share exercise price of $285.65. All or part of the shares purchased upon the exercise of Mr. Faulkner's option will be subject to transfer restrictions and repurchase rights to the Company at the fair market value of the shares until February 1, 2004. All or part of the transfer restrictions and repurchase rights will lapse following the Offering upon the occurrence of certain events, such as a sale or change of control of the Company or the termination of Mr. Faulkner's employment with the Company by reason of death, disability, termination by the Company without cause or termination by Mr. Faulkner under specified circumstances.


     Each of the three employment agreements described above also contains non-competition provisions prohibiting the executive from competing against the Company during the term of the employment agreement and for three years thereafter without the prior written consent of the Company. The executives are also entitled to certain additional benefits (beyond those generally available to employees of the Company) including an automobile allowance and additional life insurance.

     In February 1997, the Company entered into an employment agreement with Steven J. Collins pursuant to which Mr. Collins was appointed the Company's Chief Financial Officer and Director of Finance. The employment agreement provides for an annual salary of $75,000 with an annual year-end performance-based bonus of up to $35,000. The employment agreement is terminable by either party at any time and contains non-competition and confidentiality provisions. In June 1997, Mr. Collins received a stock option to purchase 230 shares of Common Stock, at a per share exercise price of $95.00, which vested as to one-half of the underlying shares on August 1, 1997 and will vest as to the balance on August 1, 1998. In February 1998, Mr. Collins' employment agreement was amended to reflect that Mr. Collins would cease to be the Company's Chief Financial Officer and would continue to serve as the Company's Director of Finance.

                              CERTAIN TRANSACTIONS

RECAPITALIZATION

     On June 12, 1996, the Company completed the recapitalization pursuant to which Advent became the largest beneficial owner of the equity of the Company. The Company completed the Recapitalization to permit the founding and management shareholders, consisting of Carl Kirkland, Robert E. Kirkland, Robert E. Alderson and Bruce Moore (collectively, the "Principal Shareholders") to realize a portion of the value of their interest in the Company. In connection with the Recapitalization (i) Advent (through affiliated entities) together with other investors (collectively, "the 1996 Investors") purchased 68,400 shares of common stock and 68,400 shares of Class A Preferred Stock from Kirkland's, Inc. and each of the Kirkland Companies for a purchase price of $30.8 million, (ii) a portion of the common stock of Kirkland's, Inc. and each of the Kirkland Companies held by the Principal Shareholders was redeemed at a total redemption price of $80.2 million and all such common stock held by shareholders other than the Principal Shareholders, consisting principally of employees of the Company and family members of the Principal Shareholders (collectively, the "Minority Shareholders"), was redeemed at a total redemption price of $2.9 million, (iii) the Company paid bonuses to certain of the Minority Shareholders in the total amount of $432,000, (iv) certain shares of common stock of Kirkland's, Inc. and each of the Kirkland Companies held by the Principal Shareholders were reclassified into 31,600 shares of Class B Preferred Stock and 20,000 shares of Class C Preferred Stock of Kirkland's, Inc. and each of the Kirkland Companies,
(v) the Company borrowed $55.3 million of senior debt under a credit facility from a group of banks, (vi) the Company borrowed $20 million of subordinated debt from a group of institutional lenders and issued warrants to such lenders to purchase 16,722 shares of common stock of Kirkland's, Inc. and each of the Kirkland Companies, (vii) the Company repaid $19.2 million of its existing indebtedness and (viii) the Company paid certain related expenses, including investment banking and financial advisory fees, in the total amount of $6.3 million. The $6.3 million of expenses paid in connection with the Recapitalization included investment banking /advisory fees of $1.0 million paid to Advent, $2.9 million paid to Lehman Brothers Inc. and $1.0 million paid to The Robinson-Humphrey Company, LLC. Lehman Brothers Inc. and The Robinson-Humphrey Company, LLC are Underwriters in the Offering.

     Concurrent with the consummation of the Recapitalization, the Company issued an aggregate of $20 million of subordinated notes to a group of institutional lenders. As of March 31, 1998, approximately $8.0 million, $6.4 million, $3.8 million and $1.8 million were outstanding to Capital Resource Lenders II, L.P., Allied Capital Corporation, Marlborough Capital Investment Fund, L.P. and Capital Trust Investments Ltd., respectively. In 1996 and 1997 and the first quarter of 1998, the Company paid an aggregate of $1.4 million, $2.5 million and $576,000, respectively, in interest to these lenders in proportion to the principal amount of the notes held by each lender. In connection with the issuance of the notes, the Company also issued warrants to purchase an aggregate of 16,722 shares of common stock of Kirkland's, Inc. and each of the Kirkland Companies to the lenders. Of the total warrants issued, warrants to purchase 4,817 shares of such common stock only become exercisable if the Company fails to meet specific valuation targets as of the date of the Offering. As the applicable valuation targets will be met upon completion of the Offering, these contingent warrants will be canceled upon completion of the Offering. The remainder of the warrants (for 11,905 shares) will be exercised at a per share price of $0.01 upon completion of the Offering by Capital Resource Lenders II, L.P., Allied Capital Corporation, Marlborough Capital Investment Fund, L.P. and Capital Trust Investments Ltd. for 4,762 shares, 3,810 shares, 2,262 shares and 1,071 shares of common stock of Kirkland's, Inc. and each of the Kirkland Companies, respectively.

     In connection with the Recapitalization, the Company and its current shareholders and warrantholders entered into a Shareholders Agreement. The agreement, which expires by its terms upon completion of the Offering, provided for the nomination and election of each of the Company's current directors. Certain of the directors of the Company are affiliated with some of the subordinated lenders to and warrantholders of the Company and with other entities that participated in the Recapitalization: Mr. Mussafer is a Managing Director of Advent; Mr. Oswald is affiliated with CT/Kirkland Equity Partners, L.P. (a member of Kirkland Holdings L.L.C., one of the Company's principal shareholders) and Capital Trust Investments, Ltd. (a subordinated lender and warrantholder); Mr. McGrath is a general partner of Capital Resource Partners II,

L.P., the general partner of Capital Resource Lenders II, L.P. (a subordinated lender and warrantholder); and Mr. Orr is affiliated with SSM/Kirkland Equity Partners, L.P. (a member of Kirkland Holdings L.L.C.)

PRE-OFFERING TRANSACTIONS


     Kirkland Companies. Historically, the Company has operated all of the Kirkland's stores through separate corporations (the "Kirkland Companies"), and Kirkland's, Inc. has served as a management company for the Kirkland Companies. As of March 31, 1998, there were 140 such corporations in existence in addition to Kirkland's, Inc. The shareholders of the Kirkland Companies are the same as the shareholders of Kirkland's, Inc. The percentage ownership of Kirkland's, Inc. and in each of the Kirkland Companies is the same, except with respect to the Class C Preferred Stock which is treated by the Company as debt for accounting purposes.


     Preferred Stock. Prior to the Offering, Kirkland's, Inc. and substantially all of the Kirkland Companies had three classes of preferred stock outstanding. The Class A Preferred Stock and Class B Preferred Stock entitled the holders to cash dividends equal to 8% of the stated value of such preferred stock annually. No dividends have been paid on the Class A Preferred Stock or Class B Preferred Stock to the holders of such preferred stock. The Company accrued and paid amounts classified as interest to the holders of Class C Preferred Stock at an annual rate equal to 9% of the stated value of such preferred stock. Upon completion of the Offering, the Class A Preferred Stock and Class B Preferred Stock will become convertible at the election of the holders and redeemable at the election of the Company, and the Class C Preferred Stock will become mandatorily redeemable.


     Purchase, Contribution and Exchange Agreement. Pursuant to the terms of a Purchase, Contribution and Exchange Agreement dated April 28, 1998, by and among Kirkland's, Inc. and each of the Company's shareholders and warrantholders, immediately prior to completion of the Offering and as a part of the Pre-Offering Transactions, all of the outstanding shares of Class A Preferred Stock and Class B Preferred Stock of Kirkland's, Inc. and the Kirkland Companies will be recapitalized into or exchanged for shares of Common Stock, as discussed below. Also pursuant to the agreement, all of the outstanding shares of common stock of the Kirkland Companies will be contributed to Kirkland's, Inc., resulting in the Kirkland Companies becoming wholly-owned subsidiaries of the Company. Subsequently, the warrantholders of Kirkland's, Inc. and the Kirkland Companies will exercise their warrants to purchase 11,905 shares of common stock of Kirkland's, Inc. and each of the Kirkland Companies, and the Kirkland Companies common stock issued upon such exercise will be contributed to Kirkland's, Inc. Also pursuant to the agreement, although not part of the Pre-Offering Transactions, Kirkland's, Inc. will purchase or redeem from current shareholders all of the outstanding shares of Class C Preferred Stock of Kirkland's, Inc. and each of the Kirkland Companies that has Class C Preferred Stock outstanding for an aggregate of $18.0 million (including approximately $900,000 of amounts classified as interest associated with the Class C Preferred Stock), to be paid from the net proceeds of the Offering. See "Use of Proceeds."



     The number of shares of Common Stock issuable upon recapitalization or exchange of the Class A Preferred Stock and Class B Preferred Stock will equal the aggregate stated value of $41.0 million plus accrued dividends ($
at           , 1998) on the preferred stock, divided by the actual initial public offering price. Assuming an initial public offering price of $
and a consummation of the Offering on             , 1998,           shares of
Common Stock will be issued to existing stockholders for their preferred stock.
If the initial public offering price is $     (i.e., the top of the estimated
initial public offering price range), the number of shares of Common Stock
issuable upon such recapitalization or exchange will be           , and if the
initial public offering price is $          (i.e., the bottom of the estimated
initial public offering price range), the number of shares of Common Stock
issuable upon such recapitalization or exchange will be           .


JANUARY 1998 REDEMPTION


     By agreement dated December 26, 1997, in connection with the termination of his employment with the Company, the Company redeemed all of the preferred and common stock of the Company held by Bruce Moore, the Company's former Senior Vice President, Chief Operating Officer and General Merchandise Manager. Pursuant to the agreement, on January 7, 1998 the Company paid Mr. Moore approximately $6.9 million in redemption of all shares of Class B Preferred Stock, Class C Preferred Stock and common stock of Kirkland's, Inc. and each of the Kirkland Companies held by Mr. Moore, together with a one-time compensation payment of $259,000. In addition, under the terms of the agreement, Mr. Moore's stock options were canceled. Pursuant to the agreement, the Company will make salary continuation payments to Mr. Moore in the annual amount of $275,000 and provide Mr. Moore with certain additional benefits through June 12, 2000 as provided for in his employment agreement with the Company. Mr. Moore remains subject to the non-competition and confidentiality provisions of his employment agreement through June 11, 2003. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


CONSULTING AGREEMENT


     In connection with the Recapitalization, the Company entered into a consulting agreement with Robert E. Kirkland, a shareholder of the Company and a cousin of the Company's Chief Executive Officer. Under the provisions of the consulting agreement, Mr. Kirkland provides consulting services and advice regarding purchasing and marketing of merchandise, leasing, store selection, operations, internal management and other matters mutually agreed upon as directed by the Board of the Company. The agreement provides for an annual consulting fee of $679,000 and a term expiring in June 2003. The consulting agreement automatically terminates upon the occurrence of certain events, including a sale of the Company, a change of control or a Qualified Public Offering. The Offering will constitute a Qualified Public Offering, and, accordingly, Mr. Kirkland's consulting agreement will automatically terminate upon its completion. The Company has no plans to renew the consulting arrangement with Mr. Kirkland following the Offering.


INVENTORY PURCHASES FROM SIGNIFICANT SHAREHOLDER


     The Company purchases inventory from CBK, Inc., a wholesaler owned by Robert E. Kirkland, a shareholder of the Company. See "Principal and Selling Shareholders." These purchases aggregated approximately $3.3 million, $2.3 million, $1.4 million and $244,000 during the years ended December 31, 1995, 1996 and 1997 and the first quarter of 1998, respectively.


INVENTORY PURCHASES FROM AN AFFILIATE OF A SIGNIFICANT SHAREHOLDER


     The Company purchases inventory from Homemaker Industries, Inc., a manufacturer in which Advent is a significant shareholder. These purchases aggregated approximately $610,109, $297,774, $216,847 and $142,000 during the years ended December 31, 1995, 1996 and 1997 and the first quarter of 1998, respectively. David M. Mussafer and John P. Oswald are directors of the Kirkland's, Inc. and are also members of the Board of Directors of Homemaker Industries, Inc. Mr. Mussafer and Mr. Oswald are also affiliated with members of Kirkland Holdings L.L.C., one of the Company's principal shareholders. See "Principal and Selling Shareholders."


CHARTER OF AIRPLANES

     For the years ended December 31, 1995, 1996 and 1997 and the first quarter of 1998, the Company spent $44,076, $29,136, $75,898 and $14,789, respectively, for the rental of aircraft for business travel from Kirkland Aviation, Inc., an entity owned by Carl Kirkland. In addition, for the years ended December 31, 1995, 1996 and 1997 and the first quarter of 1998, the Company spent $15,292, $18,311, $13,404 and $2,539, respectively, for the rental of aircraft for business travel from Alderson Aviation, Inc., an entity owned by Robert E. Alderson.

RELATIONSHIP WITH THE ROBINSON-HUMPHREY COMPANY, LLC

     Reynolds C. Faulkner, a director of the Company since September 1996 and the Company's Senior Vice President and Chief Financial Officer since February 1998, was a Managing Director at The Robinson-Humphrey Company, LLC prior to joining the Company as an executive officer. The Robinson-Humphrey

Company, LLC is one of the Underwriters in the Offering and has from time to time provided investment banking services to the Company, including services rendered in connection with the Recapitalization, and may continue to provide such services in the future. In addition, R-H Capital Partners, L.P., an affiliate of The Robinson-Humphrey Company, LLC, is a member of Kirkland Holdings L.L.C., one of the Company's principal shareholders.

     The Company considers the terms of its transactions with CBK, Inc., Homemaker Industries, Inc., Kirkland Aviation, Inc., Alderson Aviation, Inc. and The Robinson-Humphrey Company, LLC to be at arms length and reasonably equivalent to terms it could obtain through negotiations with an unaffiliated third party under similar economic conditions. In the future, the Company will not enter into any transactions with officers, directors or other affiliates unless the terms are as favorable to the Company as those generally available from unaffiliated third parties and the transactions are approved by a majority of the Company's disinterested directors.

                       PRINCIPAL AND SELLING SHAREHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock at March 31, 1998, assuming that the Pre-Offering Transactions had occurred as of such date, by (i) each director and Named Executive Officer, (ii) each person known to the Company to beneficially own more than 5% of the Common Stock, and (iii) all directors and executive officers as a group, both before and after giving effect to the sale of Common Stock in the Offering. As of such date, and based on the foregoing assumption, there were 146,683 shares of Common Stock outstanding before giving effect to the sale of Common Stock in the Offering.

                                                                  SHARES BENEFICIALLY OWNED
                                                              ---------------------------------
                                                                             PERCENT OF CLASS
                                                                           --------------------
                                                               NUMBER       BEFORE      AFTER
NAME                                                          OF SHARES    OFFERING    OFFERING
----                                                          ---------    --------    --------
Carl Kirkland(1)............................................      8,042       5.4
  c/o Kirkland's, Inc.
  805 N. Parkway
  Jackson, TN 38305
Robert E. Alderson(2).......................................     19,842      13.3
  c/o Kirkland's, Inc.
  805 N. Parkway
  Jackson, TN 38305
Reynolds C. Faulkner(3).....................................      2,283       1.5
Steven J. Collins(3)........................................        230         *
David M. Mussafer(4)........................................     64,321      43.9
  c/o Advent International Corporation
  101 Federal Street
  Boston, MA 02110
R. Wilson Orr, III(5).......................................     15,615      10.6
  c/o SSM Venture Partners, L.P.
  845 Crossover Lane, Suite 140
  Memphis, TN 38117
John P. Oswald(6)...........................................     14,083       9.6
  c/o CT Capital International, Inc.
  575 Fifth Avenue, 40th Floor
  New York, NY 10017
Alexander S. McGrath(7).....................................      4,762       3.2
Bruce Moore.................................................         --        --
Kirkland Holdings L.L.C.(8).................................    100,095      65.0
  101 Federal Street
  Boston, MA 02110
Robert E. Kirkland..........................................     11,561       7.9
  c/o Kirkland's, Inc.
  805 N. Parkway
  Jackson, TN 38305
All executive officers and directors as a group
  (8 persons)(9)............................................    129,178      83.9

---------------
  *  Represents less than 1% of the outstanding shares of Common Stock.

 (1) Includes 2,381 shares of Common Stock issuable upon exercise of stock options granted by the Company. Also includes 2,000 shares held by Mr. Kirkland as Trustee for the benefit of the children of Robert E. Alderson. If the

     Underwriters' over-allotment option is exercised in full,     of the shares
     owned by Mr. Kirkland will be sold, as a result of which he will
     beneficially own     shares of Common Stock, or     % of the Common Stock
     then outstanding, following the Offering.

 (2) Includes 2,381 shares of Common Stock issuable upon exercise of stock options granted by the Company. Also includes 7,900 shares held by Mr. Alderson as Trustee for the benefit of the children of Carl Kirkland. If
     the Underwriters' over-allotment option is exercised in full,          of
     the shares owned by Mr. Alderson will be sold, as a result of which he will
     beneficially own          shares of Common Stock, or     % of the Common
     Stock then outstanding, following the Offering.


 (3) All of the shares of Common Stock beneficially owned by Messrs. Faulkner and Collins are issuable upon exercise of stock options granted by the Company.



 (4) Mr. Mussafer may be deemed to beneficially own 64,321 shares of Common Stock which Advent may be deemed to beneficially own. See note (8) below. Mr. Mussafer, a director of the Company, is a Managing Director of Advent. If the Underwriters' over-allotment option is exercised in full, of the shares which may deemed to be beneficially owned by Advent will be sold, as a result of which Mr. Mussafer may be deemed to beneficially own
              shares of Common Stock, or     % of the Common Stock then
     outstanding, following the Offering.


 (5) Mr. Orr may be deemed to beneficially own 15,615 shares of Common Stock which SSM/Kirkland Equity Partners, L.P. beneficially owns as a member of Kirkland Holdings L.L.C. Mr. Orr, a director of the Company, is a partner of SSM Corporation which is an affiliate of SSM/Kirkland Equity Partners, L.P. If the Underwriters' over-allotment option is exercised in full, of the shares owned by SSM/Kirkland Equity Partners, L.P. will be sold, as a result of which Mr. Orr may be deemed to beneficially own
              shares of Common Stock, or   % of the Common Stock then
     outstanding, after the offering.

 (6) Mr. Oswald may be deemed to beneficially own the 1,071 shares of Common Stock beneficially owned by Capital Trust Investments, Ltd. and 13,012 shares of Common Stock which CT/Kirkland Equity Partners, L.P. beneficially owns as a member of Kirkland Holdings L.L.C. Mr. Oswald, a director of the Company, is a partner of CT Capital International which is an affiliate of Capital Trust Investments, Ltd. and CT/Kirkland Equity Partners, L.P. If
     the Underwriters' over-allotment option is exercised in full,          of
     the shares owned by CT/Kirkland Equity Partners, L.P. will be sold, as a result of which Mr. Oswald may be deemed to beneficially own
              shares of Common Stock, or     % of the Common Stock then
     outstanding, following the Offering.

 (7) Mr. McGrath may be deemed to beneficially own the 4,762 shares of Common Stock beneficially owned by Capital Resource Lenders II, L.P. Mr. McGrath, a director of the Company, is a general partner of Capital Resource Partners II, L.P., the general partner of Capital Resource Lenders II, L.P.

 (8) The members of Kirkland Holdings L.L.C. and their beneficial ownership of the shares of Common Stock held by Kirkland Holdings L.L.C. (expressed as a percentage) are Advent Direct Investment Program Limited Partnership (17.58%), Global Private Equity II Limited Partnership (45.06%), Advent Partners Limited Partnership (1.62%), SSM/Kirkland Equity Partners, L.P. (15.60%), CT/Kirkland Equity Partners, L.P. (13.00%), TCW/Kirkland Equity Partners, L.P. (1.62%), Marlborough/Kirkland Equity Partners, L.P. (0.65%) and R-H Capital Partners, L.P. (4.87%), an affiliate of The Robinson-Humphrey Company, LLC, one of the Underwriters. In its capacity as the manager of the following venture capital funds: Advent Direct Investment Program Limited Partnership, Global Private Equity II Limited Partnership and Advent Partners Limited Partnership, Advent exercises sole voting and investment power with respect to the 64,321 shares held by these funds and, accordingly, Advent may be deemed to beneficially own such shares. In addition, Advent, as general partner of Advent Partners Limited Partnership, which is a limited partner of SSM/Kirkland Equity Partners, L.P., CT/Kirkland Equity Partners, L.P., TCW/Kirkland Equity Partners, L.P. and Marlborough/Kirkland Equity Partners, L.P., has an economic interest in the Common Stock held by such entities. If the Underwriters' over-allotment
     option is exercised in full,     of the shares beneficially owned by
     Kirkland Holdings L.L.C. will be sold, as a result of which it will
     beneficially own     shares of Common Stock, or   % of the Common Stock
     then outstanding, following the Offering.

(9) Includes 7,275 shares of Common Stock issuable upon exercise of stock options granted by the Company. If the Underwriters' over-allotment option
    is exercised in full,          of the shares subject thereto beneficially
    owned by the directors and executive officers of the Company will be sold,
    as a result of which they will beneficially own          shares of Common
    Stock, or     % of the Common Stock then outstanding, following the
    Offering.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Upon completion of the Offering, the Company will be authorized to issue up to 50,000,000 shares of Common Stock, no par value, and 10,000,000 shares of Preferred Stock, no par value. Upon completion of the Offering, there will be no Preferred Stock outstanding, as all of the outstanding Preferred Stock will be converted into shares of Common Stock or will be redeemed with a portion of the net proceeds of the Offering. See "Use of Proceeds" and "Certain
Transactions - Pre-Offering Transactions."


     Upon the completion of the Offering, there will be      shares of Common
Stock issued and outstanding and 10,154 shares of Common Stock reserved for
issuance under the Company's employee benefits plans, including      shares
issuable upon the exercise of options which will be outstanding upon the completion of the Offering. As of the date of this Prospectus, the Company has 92,100 shares of Common Stock, 68,400 shares of Class A Preferred Stock, 23,700 shares of Class B Preferred Stock and 17,122 shares of Class C Preferred Stock issued and outstanding. Pursuant to the Pre-Offering Transactions which will take place immediately prior to completion of the Offering, all of the outstanding shares of Class A Preferred Stock and Class B Preferred Stock will be recapitalized into or exchanged for shares of Common Stock. All of the outstanding shares of the Class C Preferred Stock will be purchased or redeemed with a portion of the net proceeds of the Offering. See "Use of Proceeds" and "Certain Transactions - Pre-Offering Transactions."


COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. All holders of Common Stock are entitled to share equally in dividends declared on the Common Stock. See "Dividend Policy." Stock dividends may be paid on Common Stock, whether or not there are shares of Preferred Stock outstanding. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after payment has been made to the holders of shares of Preferred Stock, if any, for the full amount to which they are entitled, the holders of the shares of Common Stock are entitled to share equally in the assets available for distribution.

     The Company will be selling Common Stock pursuant to the Offering. All currently outstanding shares of Common Stock are, and upon issuance as set forth herein, the shares of Common Stock being sold by the Company will be, duly authorized, validly issued, fully paid and non-assessable.

     The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. See "Risk Factors - Charter and Bylaws Provisions; Anti-Takeover Effect of Tennessee Laws."

     Prior to the Offering, the Common Stock was divided into two series consisting of Voting Common Stock and Non-Voting Common Stock, and the holders of Voting Common Stock were entitled, as a group, to elect a total of four nominees to the Board of Directors. Pursuant to an amendment to the Charter, upon the completion of the Offering, the provisions dividing the Common Stock into two series will be eliminated, and the holders of Common Stock will be entitled to elect the entire Board of Directors.

PREFERRED STOCK

     Pursuant to an amendment to the Charter to be filed prior to the completion of the Offering, the Board of Directors will be authorized, without further action by the shareholders, to issue up to 10,000,000 shares of Preferred Stock in one or more series or classes and to establish the designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights and other special or relative rights of any series of Preferred Stock so issued. The issuance of shares of Preferred Stock could adversely affect the voting power and other rights of holders of Common Stock. Because the terms of the Preferred Stock may be fixed by the Board of Directors of the Company without shareholder action, the Preferred Stock could be issued quickly with terms designed to defeat a proposed takeover of the Company, or to make the removal of management of the Company more difficult. The authority to issue Preferred Stock or rights to purchase Preferred Stock could be used to discourage a change in control of the Company. Management of the Company is not aware of any such threatened transaction to obtain control of the Company, and the Board of Directors has no current plans to designate and issue any shares of Preferred Stock.

WARRANTS

     In connection with the issuance of subordinated notes for $20 million to certain institutional lenders in the Recapitalization, the Company issued warrants for 16,722 shares of Common Stock to these subordinated lenders. Purchase warrants for 11,905 shares of Common Stock are currently exercisable and will be automatically exercised in connection with the Offering. Contingent warrants for the remaining 4,817 shares of Common Stock will be canceled in connection with the Offering as a result of the Company meeting certain valuation targets. The exercise price for the purchase warrants and the contingent warrants is $0.01 per share, subject to certain anti-dilution adjustment provisions. See "Certain Transactions - Recapitalization."

LIMITATION OF DIRECTORS' LIABILITY

     The Amended and Restated Charter provides that no director of the Company will be personally liable to the Company or any of its shareholders for monetary damages for breach of any fiduciary duty except for liability arising from (i) any breach of a director's duty of loyalty to the Company or its shareholders,
(ii) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) any unlawful distributions. The Company believes that this provision will assist it in securing and maintaining the services of qualified directors who are not employees of the Company.

REGISTRATION RIGHTS

     Pursuant to a registration rights agreement dated June 12, 1996 (the "Registration Rights Agreement"), at any time after the Offering, Kirkland's Holding L.L.C. and Messrs. Carl Kirkland, Robert E. Kirkland and Robert E. Alderson ("Non-Mezzanine Holders") and the beneficial owners of 11,905 shares of Common Stock ("Mezzanine Holders") are entitled to require the Company to register their shares of Common Stock for resale under the Securities Act, provided, in each case, that the anticipated gross proceeds of the related offering exceed $5 million. The Registration Rights Agreement provides for up to one demand by the Mezzanine Holders and up to two demands by Non-Mezzanine Holders. The Company may, at the good faith discretion of its Board, delay up to four months a demand registration request if it is preparing, or within 30 days of such request prepares, to register a public offering. The Non-Mezzanine Holders and Mezzanine Holders are also entitled to unlimited piggyback registrations (except with respect to certain registrations in connection with stock options or benefit plans). Their registration rights with respect to the Offering have been waived. In addition, the Non-Mezzanine Holders and Mezzanine Holders may require the Company to register their shares an unlimited number of times on a Form S-2 or S-3, once the Company has qualified for use of such forms, but the Company will not be obligated to effect these registrations during the 90 days prior to or for 180 days following the effective date of a registration statement relating to a public offering. To the extent permitted by applicable federal and state laws and regulations, the Company is required to bear the expenses of all such registrations (except underwriting discounts and commissions attributable to shares sold). The Registration Rights Agreement includes customary indemnification and contribution provisions among the Company and the Mezzanine Holders, and the Non-Mezzanine Holders.

ANTI-TAKEOVER EFFECT OF CHARTER AND BYLAW PROVISIONS AND TENNESSEE LAWS

     The Company's Amended and Restated Charter (the "Charter") and Restated Bylaws (the "Bylaws") as well as Tennessee law contain various other provisions intended to (i) promote stability of Kirkland's shareholder base and (ii) render more difficult certain unsolicited or hostile attempts to take over Kirkland's which could disrupt Kirkland's, divert the attention of Kirkland's directors, officers and employees and adversely affect the independence and integrity of Kirkland's business. A summary of these provisions of the Charter, Bylaws and Tennessee law is set forth below.

     Classified Board; Removal of Directors. Pursuant to the Charter, the number of directors of Kirkland's will be between three and fifteen directors as determined by a majority vote of the Company's Board of Directors. The directors will be divided into three classes, each class to consist as nearly as possible of one-third of the directors. Directors elected by shareholders at an annual meeting of shareholders will be elected by a plurality of all votes cast at such annual meeting. Initially, the terms of office of the three classes of directors will expire, respectively, at the annual meeting of shareholders in 1999, 2000 and 2001. After the expiration of the terms of the initial classified Board of Directors, the terms of the successors of each of the three classes of directors will expire three years from the year of their respective election.

     The Charter provides that except as otherwise provided for or fixed by or pursuant to an amendment to the Charter setting forth the rights of the holders of any class or series of preferred stock, newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors of Kirkland's resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board, or by a sole remaining director. Any director elected in accordance with the preceding sentence will hold office for the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been duly elected and qualified. No decrease in the number of directors constituting the Board of Directors of Kirkland's will shorten the term of any incumbent director. Subject to the rights of holders of any preferred stock, any director may be removed from office only for cause by the affirmative vote of the holders of at least 80% of the voting power of all the outstanding capital stock of Kirkland's entitled to vote generally in the election of directors (the "Voting Power"), voting together as a single class.

     These provisions of the Charter would preclude a third party from removing incumbent directors and simultaneously gaining control of the Board of Directors of Kirkland's by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of the Board of Directors of Kirkland's. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of the Company.

     Special Shareholders' Meetings and Right to Act by Written Consent. The Charter and the Bylaws provide that a special meeting of shareholders may be called only by the Chairman of the Board or the President of the Company or upon a resolution adopted by a majority of the entire Board of Directors of Kirkland's. Shareholders are not generally permitted to call, or to require that the Board of Directors call, a special meeting of shareholders pursuant to the terms of the Charter. Moreover, the business permitted to be conducted at any special meeting of shareholders is limited to the business brought before the meeting pursuant to the notice of the meeting given by Kirkland's. Tennessee law provides that shareholders may act by written consent if all shareholders entitled to vote are parties to the written consent. The affirmative vote of the number of shares necessary to authorize shareholder action, evidenced by such written consent, constitutes the act of the shareholders.

     Procedures for Shareholder Nominations and Proposals. The Bylaws establish an advance notice procedure for shareholders to nominate candidates for election as directors and to propose any new business at any annual meeting ("Shareholder Notice Procedure"). Only persons nominated in accordance with the Shareholder Notice Procedure are eligible to serve as directors, and only business brought before the annual meeting in accordance with the Shareholder Notice Procedure may be conducted at the annual meeting. Under the Shareholder Notice Procedure, notice of shareholder nominations and proposals for new business at the annual meeting must be delivered to the Secretary of Kirkland's 120 days before the month and day that the Company's proxy statement to its shareholders was mailed to shareholders the previous year. For nominations and proposals for any special meetings, the Bylaws require notice not more than 90 days nor less than 60 days before the special meeting. The Bylaws provide that notice to the Secretary of Kirkland's with respect to any shareholder nomination or proposal must include certain information regarding the nominee, the proposal and the shareholder nominating a director or proposing business. According to the Bylaws, the Chairman of the Board has the power to determine whether a shareholder nomination or proposal was brought in accordance with the Shareholder Notice Procedure.

     By requiring advance notice of nominations by shareholders, the Shareholder Notice Procedure will afford the Board of Directors an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board of Directors, to inform shareholders about such qualifications. By requiring advance notice of other proposed business, the Shareholder Notice Procedure will provide a more orderly procedure for conducting annual meetings of shareholders and, to the extent deemed necessary or desirable by the Board of Directors, will provide the Board of Directors with an opportunity to inform shareholders, prior to such meetings, of the Board of Directors' position regarding action to be taken with respect to such business, so that shareholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

     Although the Bylaws do not give the Board of Directors any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, the Chairman of the Board has the power to determine compliance with the Shareholder Notice Procedure. The Bylaws also may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to Kirkland's and its shareholders.

     Amendment of Kirkland's Charter and Bylaws. The Charter provides that, unless previously approved by the Board of Directors, the affirmative vote of at least 80% of the Voting Power, voting together as a single class, would be required to (i) amend or repeal the provisions of the Charter with respect to the election of directors and the right to call a special shareholders' meeting,
(ii) adopt any provision inconsistent with such provisions and (iii) amend or repeal the provisions of the Charter with respect to amendments to the Charter or the Bylaws. In addition, the Bylaws provide that the amendment or repeal by shareholders of any Bylaws made by the Board of Directors would require the affirmative vote of at least 80% of the Voting Power.

     Tennessee Corporate Takeover Acts. Tennessee has enacted several corporate takeover acts for the purpose of protecting its substantial interest in domestic corporations conducting a significant amount of business within the state.

          Business Combination Act. Tennessee's Business Combination Act provides that a party (such party is called an "interested shareholder") owning 10% or more of the stock in a "resident domestic corporation" (which Kirkland's is) cannot engage in a business combination with the resident domestic corporation unless the combination (i) takes place at least five years after the interested shareholder first acquired 10% or more of the resident domestic corporation, and (ii) either (A) is approved by at least two-thirds of the non-interested voting shares of the resident domestic corporation or (B) satisfies certain fairness conditions specified in the Business Combination Act.

     These provisions apply unless one of two events occurs. A business combination with an entity can proceed without delay when approved by the target corporation's board of directors before that entity becomes an interested shareholder, or the resident domestic corporation may enact a charter amendment or bylaw to remove itself entirely from the Business Combination Act. This charter amendment or bylaw must be approved by a majority of the shareholders who have held shares for more than one year prior to the vote. It may not take effect for at least two years after the vote. The Company has not adopted a charter or bylaw amendment removing the Company from coverage under the Business Combination Act.

     The Business Combination Act further provides an exemption from liability for officers and directors of resident domestic corporations who do not approve proposed business combinations or charter amendments and bylaws removing their corporations from the Business Combination Act's coverage as long as the officers and directors act in "good faith belief" that the proposed business combination would adversely affect their corporation's employees, customers, suppliers or the communities in which their corporation operates and such factors are permitted to be considered by the board of directors under the applicable charter.

          Investor Protection Act. Tennessee's Investor Protection Act ("Investor Protection Act") applies to tender offers directed at corporations (called "offeree companies") that have "substantial assets" in Tennessee and that are either incorporated in or have a principal office in Tennessee. The Company satisfies both of these requirements. The Investor Protection Act requires an offeror making a tender offer for an offeree company to file with the Commissioner of Commerce and Insurance (the "Commissioner") a registration statement. When the offeror intends to gain control of the offeree company, the registration statement must indicate any plans the offeror has for the offeree. The Commissioner may require additional information material concerning the takeover offer and may call for hearings. The Investor Protection Act does not apply to an offer that the offeree company's board of directors recommends to shareholders.

     In addition to requiring the offeror to file a registration statement with the Commissioner, the Investor Protection Act requires the offeror and the offeree company to deliver to the Commissioner all solicitation materials used in connection with the tender offer. The Investor Protection Act prohibits "fraudulent, deceptive, or manipulative acts or practices" by either side, and gives the Commissioner standing to apply for equitable relief to the Chancery Court of Davidson County, Tennessee, or to any other chancery court having jurisdiction whenever it appears to the Commissioner that the offeror, the offeree company or any of its respective affiliates has engaged in or is about to engage in a violation of the Investor Protection Act. Upon proper showing, the chancery court may grant injunctive relief. The Investor Protection Act further provides civil and criminal penalties for violations.

          Greenmail Act. The Tennessee Greenmail Act ("Greenmail Act") applies to any corporation chartered under the laws of Tennessee which has a class of voting stock registered or traded on a national securities exchange or registered with the Securities and Exchange Commission pursuant to Section 12(g) of the Exchange Act. The Greenmail Act provides that it is unlawful for any corporation or subsidiary to purchase, either directly or indirectly, any of its shares at a price above the market value, as defined in the Greenmail Act, from any person who holds more than 3% of the class of the securities purchased if such person has held such shares for less than two years, unless either the purchase is first approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock or the corporation makes an offer of at least equal value per share to all holders of shares of such class.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is BankBoston, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering (assuming an initial public offering price
of $       per share; see "Certain Transactions - Pre-Offering Transactions"),
the Company will have             shares of Common Stock outstanding. Of these
shares, the             shares of Common Stock offered hereby will be freely
tradeable without restriction or further registration, except for shares purchased by "affiliates" or "underwriters" of the Company (as those terms are defined under the Securities Act), which will become eligible for sale in the public market subject to compliance with Rule 144 under the Securities Act. The
remaining 146,683 outstanding shares of Common Stock (     shares if the
Underwriters' over-allotment option is exercised in full) will be restricted securities (the "Restricted Shares") and may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act. All of the Restricted Shares will be subject to the 180-day "lock-up" agreements described below. Upon expiration of such lock-up agreements, 11,905 of the Restricted Shares will be eligible for sale immediately in the public market without restriction pursuant to Rule 144(k), and 93,388 of the Restricted Shares will become eligible for sale, subject to compliance with the volume limitations and manner of sale requirements of Rule 144. The remaining 41,390 Restricted Shares will become eligible for sale commencing one year after the date of this Prospectus. Holders of all of these Restricted Shares have the right to require the Company to register the shares for sale under the Securities Act in certain circumstances and have the right to include those shares in a Company-initiated registration.


     In general, Rule 144 allows a person who has beneficially owned Restricted Shares for at least one year, including persons who may be deemed affiliates of the Company, to sell, within any three-month period, up to the number of Restricted Shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock and (ii) the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. A person who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale and who has beneficially owned his or her Restricted Shares for at least two years would be entitled to sell such Restricted Shares without regard to the volume limitations described above and certain other conditions of Rule 144.

     Under Rule 701, any employee, officer or director or consultant to the Company who purchased shares pursuant to a written compensatory plan or contract, including the 1996 Executive Incentive and Non-Qualified Stock Option Plan, who is not an affiliate of the Company, is entitled to sell such shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 commencing 90 days after the date of effectiveness (the "Effective Date") of the Registration Statement of which this Prospectus is a part (the "Registration Statement"). In addition, under Rule 701, any affiliate who purchased shares pursuant to a written compensatory plan or contract is entitled to sell such shares without having to comply with the Rule 144 holding period restrictions commencing 90 days after the Effective Date, subject to the "lock-up" agreements described above.

     The      shares underlying certain options which will be exercisable upon completion of the Offering will also, upon exercise of the options, become eligible for sale subject to the applicable "lock-up" agreements, as described
above, and compliance with Rule 144. An additional             shares underlying
options which will become exercisable periodically beginning in August 1998 will become eligible for sale subject to compliance with Rule 144. In addition, the Company may issue up to an 12,850 additional shares of Common Stock pursuant to the 1996 Executive Incentive and Non-Qualified Stock Option Plan, the 1998 Incentive Plan and the Purchase Plan. See "Management - Employee Benefit Plans." The Company intends to file one or more registration statements under the Securities Act to register Common Stock to be issued pursuant to these plans, which would allow the shares issued thereunder to be freely tradeable without restriction or further registration, except for shares purchased by "affiliates" or "underwriters" of the Company.

     Prior to this Offering, there has been no public market for the securities of the Company. No predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional Common Stock will have on the market price of the Common Stock. Nevertheless, sales of a substantial number of such shares by existing shareholders or by shareholders purchasing in the Offering could have an adverse effect on the market price of the Common Stock.

                                  UNDERWRITING

     Under the terms of and subject to the conditions contained in an underwriting agreement (the "Underwriting Agreement"), among the Company and each of the underwriters named below (the "Underwriters"), for whom Lehman Brothers Inc., The Robinson-Humphrey Company, LLC, BancAmerica Robertson Stephens and Morgan Keegan & Company, Inc. are acting as representatives (the "Representatives"), each of the several Underwriters has agreed to purchase from the Company, and the Company has agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite the name of such Underwriter below:

                                                          NUMBER OF
                     UNDERWRITERS                       COMMON SHARES
                     ------------                       -------------
Lehman Brothers Inc. .................................
The Robinson-Humphrey Company, LLC....................
BancAmerica Robertson Stephens........................
Morgan Keegan & Company, Inc. ........................
                                                         -----------
          Total.......................................
                                                         ===========

     The Underwriting Agreement provides that the obligations of the Underwriters to purchase shares of Common Stock are subject to the approval of certain legal matters by counsel and to certain other conditions and that, if any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all the shares of Common Stock agreed to be purchased by the Underwriters pursuant to the Underwriting Agreement must be so purchased.

     The Company has been advised by the Representatives that the Underwriters propose to offer shares of Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers (who may include the Underwriters) at such public
offering price less a selling concession not to exceed $          per share. The
selected dealers may reallow a concession not to exceed $          per share.
After the initial offering of the Common Stock, the offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Underwriters.

     The Company and its directors, executive officers and existing shareholders have agreed not to, directly or indirectly, (i) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device which is designed to, or could reasonably be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock or securities convertible into or exchangeable for Common Stock, or sell or grant options, rights or warrants with respect to any shares of Common Stock or securities convertible into or exchangeable for Common Stock (except that such restrictions will not apply to the shares offered pursuant to this Offering, shares offered directly by the Company pursuant to the Company's existing employee benefit plans or as consideration for future acquisitions, and shares offered in private transactions provided that the transferee agrees to the restrictions discussed herein) or (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise, in each case for a period of 180 days from the date of this Prospectus without the prior written consent of Lehman Brothers Inc.


     Carl Kirkland, Robert E. Alderson and Kirkland Holdings L.L.C. (the "Option Shareholders") have granted to the Underwriters an option to purchase up to an
additional             shares of Common Stock at the initial public offering
price to the public, less the underwriting discounts and commissions shown on the cover page of this Prospectus, solely to cover over-allotments, if any. See "Principal and Selling Shareholders" and "Certain Transactions." The option may be exercised at any time up to 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed (subject to certain conditions) to purchase a number of additional shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

     The Company, each of its operating subsidiaries and the Option Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which the Underwriters may be required to make in respect thereof.

     Until the distribution of the shares of Common Stock offered hereby is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the Offering (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus), the Representatives may reduce that short position by purchasing the Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described herein.

     The Representatives also may impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares of Common Stock as part of the Offering.

     In general, purchases of a security for the purposes of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the applicable offering.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price will be negotiated between the Company and the Representatives. Among the factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, will be the market values of publicly traded companies that the Underwriters believe to be somewhat comparable to the Company, the demand for the Common Stock and for similar securities of companies comparable to the Company and other factors deemed relevant. There can, however, be no assurance that an active trading market will develop for the Common Stock or that the prices at which the Common Stock will sell in the public market after the Offering will not be lower than the price at which it will be sold in the Offering.

     At the request of the Company, the Underwriters have reserved up to 5% of the shares of Common Stock offered hereby for sale at the initial public offering price to employees of the Company and other persons associated with the Company. The number of shares of Common Stock available for sale to the general public in the Offering will be reduced to the extent such persons purchase such reserved Common Stock. Any reserved shares of Common Stock not so purchased will be offered by the Underwriters to the general public on the same basis as the Common Stock offered hereby.

     The Representatives have informed the Company that the Underwriters do not intend to confirm sales of shares of Common Stock offered hereby to accounts over which they exercise discretionary authority without the prior specific written approval of such customers.

     R-H Capital Partners, L.P., an affiliate of The Robinson-Humphrey Company, LLC, one of the Underwriters in the Offering, is a member of Kirkland Holdings L.L.C., one of the Company's principal shareholders. In addition, as of April 15, 1998, Lehman Commercial Paper Inc. ("Lehman"), an affiliate of Lehman Brothers Inc., one of the Underwriters in the Offering, was the lender under one of the tranches of the

Company's senior credit facility for approximately $22.1 million of the $38.4 million then outstanding under that tranche. Upon completion of the Offering, the Company expects to use approximately $12.2 million of the net proceeds to repay a portion of this tranche, approximately $7.5 million of which will be used to repay Lehman's proportionate share. As a result of Lehman, an affiliate of Lehman Brothers Inc., receiving greater than 10% of the net proceeds of the Offering, the National Association of Securities Dealers, Inc. ("NASD") requires, among other things, under Rule 2710(c)(8) of the NASD's Conduct Rules, that the initial public offering price be no higher than that recommended by a "qualified independent underwriter," who must participate in the preparation of the registration statement and the prospectus and who must exercise the usual standards of "due diligence" with respect thereto. The Robinson-Humphrey Company, LLC is acting as a qualified independent underwriter in this Offering, and the initial public offering price of the shares is not higher than the price recommended by The Robinson-Humphrey Company, LLC, which price was determined based on the factors discussed above. In accordance with such Rule 2710(c)(8), the Underwriters will not make sales of shares of Common Stock offered hereby to customers' discretionary accounts without the prior specific written approval of such customers. Certain of the Underwriters have also, from time to time, provided investment banking services to the Company for which they have received customary fees. See "Certain Transactions - The Recapitalization."


                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby is being passed upon for the Company by Pepper Hamilton LLP and the Underwriters are being represented by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS


     The combined financial statements as of December 31, 1997 and 1996 and for each of the years then ended included in this Prospectus and in the Registration Statement have been so included in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


     The combined financial statements for the year ended December 31, 1995 included in this Prospectus and in the Registration Statement have been included in reliance upon the report of KPMG Peat Marwick LLP, independent public accountants, given on the authority of said firm as experts in accounting and auditing.


             INFORMATION CONCERNING INDEPENDENT PUBLIC ACCOUNTANTS



     In June 1996, the Company engaged PricewaterhouseCoopers LLP as independent public accountants to audit the Company's financial statements for the year ended December 31, 1996, replacing the firm of KPMG Peat Marwick LLP, which had previously served as the Company's independent public accountants and had completed its audit of the Company's financial statements for the year ended December 31, 1995. The Company's decision to change accountants was ratified by the Board of Directors of the Company.



     The reports of KPMG Peat Marwick LLP on the Company's combined financial statements for the two most recent fiscal years preceding the change of accountants contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

                             AVAILABLE INFORMATION

     The Company is not currently subject to the informational requirements of the Securities Exchange Act. As a result of the Offering, the Company will be required to file reports and other information with the Securities and Exchange Commission (the "Commission") pursuant to the informational requirements of the Securities Exchange Act.

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus, which is part of the Registration Statement, omits certain information, exhibits, schedules and undertakings set forth in the Registration Statement. For further information pertaining to the Company and the securities offered hereby, reference is made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents or provisions of any documents referred to herein are not necessarily complete, and in each instance, reference is made to the copy of the document, if applicable, filed as an exhibit to the Registration Statement. The Company will issue annual and quarterly reports. Annual reports will include audited financial statements prepared in accordance with accounting principles generally accepted in the United States and a report of the Company's independent auditors with respect to the examination of such financial statements. In addition, the Company will issue to its security holders such other unaudited quarterly or other interim reports as it deems appropriate.

     The Registration Statement may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the Registration Statement may be obtained from the Commission at prescribed rates from the Public Reference Section of the Commission at such address, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov. The Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR.

                        KIRKLAND'S, INC. AND AFFILIATES

                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................   F-2
Independent Auditors' Report................................   F-3
Combined Balance Sheet as of December 31, 1996 and 1997 and
  March 31, 1998............................................   F-4
Combined Statement of Income for the years ended December
  31, 1995, 1996 and 1997 and the three months ended March
  31, 1997 and 1998.........................................   F-5
Combined Statement of Changes in Shareholders' Equity
  (Deficit) for the years ended December 31, 1995, 1996 and
  1997 and the three months ended March 31, 1998............   F-6
Combined Statement of Cash Flows for the years ended
  December 31, 1995, 1996 and 1997 and the three months
  ended March 31, 1997 and 1998.............................   F-7
Notes to Combined Financial Statements......................   F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Kirkland's, Inc. and Affiliates

     The transaction described in Note 13 in the combined financial statements has not been consummated. When it has been consummated, we will be in a position to furnish the following report:

     "In our opinion, the accompanying combined balance sheet and the related combined statements of income, of changes in shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Kirkland's, Inc. and Affiliates at December 31, 1996 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above."


PRICEWATERHOUSECOOPERS LLP

Memphis, Tennessee

February 13, 1998, except for Note 8
which is as of April 27, 1998 and Note 13
which is as of               , 1998

     When the transaction referred to in Note 13 of the Notes to Combined Financial Statements has been consummated, we will be in a position to render the following report.

                                          KPMG Peat Marwick LLP

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Kirkland's, Inc. and Affiliates:

     We have audited the accompanying combined statements of income, changes in shareholders' equity (deficit) and cash flows of Kirkland's, Inc. and Affiliates (formerly Kirkland's Retail Organization) for the year ended December 31, 1995. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of Kirkland's, Inc. and Affiliates for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Memphis, Tennessee
March 26, 1996, except as to
Note 13, which is as of
            , 1998

                        KIRKLAND'S, INC. AND AFFILIATES

                             COMBINED BALANCE SHEET
             (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

                                                                                                PRO FORMA
                                                                                               INDEBTEDNESS
                                                                                                AND EQUITY
                                                           DECEMBER 31,                          (NOTE 1)
                                                      ----------------------     MARCH 31,      MARCH 31,
                                                        1996         1997          1998            1998
                                                      ---------    ---------    -----------    ------------
                                                                                (UNAUDITED)    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.........................  $  11,228    $  10,881     $   2,177
  Inventories.......................................     16,985       20,036        22,546
  Prepaid expenses and other current assets.........        822        1,005         1,009
  Income taxes refundable...........................         --           --         1,059
  Deferred income taxes.............................        552          596           692
                                                      ---------    ---------     ---------
         Total current assets.......................     29,587       32,518        27,483
Property and equipment, net.........................     10,613       12,895        12,894
Noncurrent deferred income taxes....................        165          201           201
Debt issue costs, net...............................      5,271        4,270         4,018
                                                      ---------    ---------     ---------
         Total assets...............................  $  45,636    $  49,884     $  44,596
                                                      =========    =========     =========
LIABILITIES, REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS' DEFICIT
Current liabilities:
  Current maturities of long-term debt..............  $   3,583    $   4,421     $   4,588
  Accounts payable..................................      1,315        1,696         2,878
  Income taxes payable..............................      1,565        1,774            --
  Accrued liabilities...............................      5,951        8,835         6,224
                                                      ---------    ---------     ---------
         Total current liabilities..................     12,414       16,726        13,690
                                                      ---------    ---------     ---------
Long-term debt:
  Senior credit facility............................     48,281       44,051        50,887         38,687
  Subordinated debt.................................     19,721       19,764        19,775             --
  Mandatorily redeemable preferred stock (Class
    C)..............................................     20,000       20,000        17,122             --
  Other notes payable...............................        549          361           310            310
                                                      ---------    ---------     ---------       --------
                                                         88,551       84,176        88,094         38,997
                                                      ---------    ---------     ---------       --------
Common stock warrants...............................        490          879           879             --
                                                      ---------    ---------     ---------       --------
         Total liabilities..........................    101,455      101,781       102,663         51,726
                                                      ---------    ---------     ---------       --------
Commitments and contingencies (Notes 7 and 11)......
Redeemable convertible preferred stock, no par
  value:
  Class A...........................................     31,899       34,468        35,223             --
  Class B...........................................     14,937       16,123        12,361             --
                                                      ---------    ---------     ---------       --------
                                                         46,836       50,591        47,584             --
                                                      ---------    ---------     ---------       --------
Shareholders' deficit:

Common stock, at stated value; 100,000, 100,000 and
  92,100 shares issued and outstanding at December
  31, 1996, 1997 and March 31, 1998, respectively...        235          210           203            203
Paid-in capital.....................................      6,157        2,293         1,295        100,041
Accumulated deficit.................................   (109,047)    (104,991)     (107,149)      (107,374)
                                                      ---------    ---------     ---------       --------
         Total shareholders' deficit................   (102,655)    (102,488)     (105,651)        (7,130)
                                                      ---------    ---------     ---------       --------

         Total liabilities, redeemable preferred
           stock and shareholders' deficit..........  $  45,636    $  49,884     $  44,596       $ 44,596
                                                      =========    =========     =========       ========

            See accompanying notes to combined financial statements.

                        KIRKLAND'S, INC. AND AFFILIATES

                          COMBINED STATEMENT OF INCOME
             (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)


                                                                          THREE MONTHS ENDED
                                    YEAR ENDED DECEMBER 31,                   MARCH 31,
                             -------------------------------------    --------------------------
                               1995         1996          1997           1997           1998
                             --------    ----------    -----------    -----------    -----------
                                                                             (UNAUDITED)
Net sales................    $112,035    $  127,946    $   153,584    $    26,178    $    30,615
Cost of sales (including
  store occupancy
  costs).................      68,835        80,438         96,998         18,619         21,110
                             --------    ----------    -----------    -----------    -----------
          Gross profit...      43,200        47,508         56,586          7,559          9,505
Operating expenses.......      24,192        27,915         35,004          7,392          9,178
Severance charge.........          --            --            756             --             --
Recapitalization
  expenses...............          --           854             --             --             --
Owners' compensation.....      13,926            --             --             --             --
Depreciation and
  amortization...........       2,362         3,383          4,142          1,003          1,156
                             --------    ----------    -----------    -----------    -----------
          Operating
            income
            (loss).......       2,720        15,356         16,684           (836)          (829)
Interest expense:
  Senior, subordinated
     and other notes
     payable.............       1,415         5,114          7,990          1,961          1,930
  Class C Preferred
     Stock...............          --           990          1,800            450            385
  Accretion of common
     stock warrants......          --           190            389             97             --
Interest income..........        (162)          (47)           (80)            --             (2)
Other income, net........        (221)         (147)          (154)           (57)           (64)
                             --------    ----------    -----------    -----------    -----------
          Income (loss)
            before income
            taxes........       1,688         9,256          6,739         (3,287)        (3,078)
Income tax provision
  (benefit)..............          --         2,693          2,817           (923)          (920)
                             --------    ----------    -----------    -----------    -----------
          Net income
            (loss).......       1,688         6,563          3,922         (2,364)        (2,158)
Accretion of redeemable
  preferred stock and
  accrual of dividends
  (Class A and B
  Preferred Stock).......          --         2,313          3,755            939            998
                             --------    ----------    -----------    -----------    -----------
Net income (loss)
  allocable to common
  stock..................    $  1,688    $    4,250    $       167    $    (3,303)   $    (3,156)
                             ========    ==========    ===========    ===========    ===========
Income (loss) per common
  share:
  Basic..................    $ 16,880    $    76.18    $      1.67    $    (33.03)   $    (34.04)
                             ========    ==========    ===========    ===========    ===========
  Diluted................    $ 16,880    $    65.55    $      1.35    $    (33.03)   $    (34.04)
                             ========    ==========    ===========    ===========    ===========
Weighted average number
  of common shares
  outstanding:
  Basic..................         100        55,789        100,000        100,000         92,714
                             ========    ==========    ===========    ===========    ===========
  Diluted................         100        64,838        123,549        100,000         92,714
                             ========    ==========    ===========    ===========    ===========


            See accompanying notes to combined financial statements.

                        KIRKLAND'S, INC. AND AFFILIATES

        COMBINED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
                    (IN THOUSANDS, EXCEPT FOR SHARE AMOUNTS)

                                              COMMON STOCK               ACCUMULATED
                                            ----------------   PAID-IN    EARNINGS
                                            SHARES    AMOUNT   CAPITAL    (DEFICIT)      TOTAL
                                            -------   ------   -------   -----------   ---------
Balance at December 31, 1994..............      100   $ 639    $ 2,637    $   6,449    $   9,725
Sale of common stock in affiliated
  corporations............................               13                                   13
Owners' contributions.....................                         453                       453
Net income................................                                    1,688        1,688
                                            -------   -----    -------    ---------    ---------
          Balance at December 31, 1995....      100     652      3,090        8,137       11,879
Sale of common stock in affiliated
  corporations............................               17                                   17
Discontinuance of Subchapter S corporation
  election................................                       8,013       (8,013)          --
Distribution to shareholders..............                      (1,534)                   (1,534)
Distribution of redeemable preferred stock
  to common shareholders:
  Class C.................................                                  (20,000)     (20,000)
  Class B.................................                                  (14,206)     (14,206)
Issuance of additional shares to existing
  common shareholders.....................   31,568                                           --
Sale of common stock to investors.........   68,400      31                                   31
Repurchase and cancellation of
  common stock............................      (68)   (465)    (1,099)     (81,528)     (83,092)
Accretion of redeemable preferred stock
  and dividends accrued...................                      (2,313)                   (2,313)
Net income................................                                    6,563        6,563
                                            -------   -----    -------    ---------    ---------
          Balance at December 31, 1996....  100,000     235      6,157     (109,047)    (102,655)
Retirement of common stock in affiliated
  corporations............................              (25)      (109)         134           --
Accretion of redeemable preferred stock
  and dividends accrued...................                      (3,755)                   (3,755)
Net income................................                                    3,922        3,922
                                            -------   -----    -------    ---------    ---------
          Balance at December 31, 1997....  100,000     210      2,293     (104,991)    (102,488)
Redemption of stock from former
  shareholder (unaudited).................   (7,900)     (7)                                  (7)
Accretion of redeemable preferred stock
  and dividends accrued (unaudited).......                        (998)                     (998)
Net loss (unaudited)......................                                   (2,158)      (2,158)
                                            -------   -----    -------    ---------    ---------
          Balance at March 31, 1998
            (unaudited)...................   92,100   $ 203    $ 1,295    $(107,149)   $(105,651)
                                            =======   =====    =======    =========    =========

            See accompanying notes to combined financial statements.

                        KIRKLAND'S, INC. AND AFFILIATES

                        COMBINED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                           THREE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,             MARCH 31,
                                         ------------------------------    -------------------
                                          1995        1996       1997        1997       1998
                                         -------    --------    -------    --------    -------
                                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)....................  $ 1,688    $  6,563    $ 3,922    $ (2,364)   $(2,158)
  Adjustments to reconcile net income
     (loss) to net cash provided by
     (used in) operating activities:
     Depreciation of property and
       equipment.......................    2,362       2,790      3,141         753        904
     Amortization of debt issue
       costs...........................       --         593      1,001         250        252
     Accretion of common stock
       warrants........................       --         190        389          97         --
     Loss on disposal of property and
       equipment.......................        3          52         56          --         --
     Deferred tax benefit..............       --        (717)       (80)        218        (96)
     Changes in assets and liabilities:
       Inventories.....................   (4,816)        319     (3,051)     (4,206)    (2,510)
       Prepaid expenses and other
          assets.......................     (124)       (143)      (183)         --         (4)
       Accounts payable................    1,728      (2,196)       381       1,658      1,182
       Income taxes payable............       --       1,565        209      (2,408)    (2,833)
       Accrued liabilities.............      428       2,049      2,884      (1,562)    (2,611)
                                         -------    --------    -------    --------    -------
          Net cash provided by (used
            in) operating activities...    1,269      11,065      8,669      (7,564)    (7,874)
                                         -------    --------    -------    --------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of property and
     equipment.........................       10          52         12          --         --
  Capital expenditures.................   (4,140)     (4,257)    (5,491)       (735)      (903)
                                         -------    --------    -------    --------    -------
          Net cash used in investing
            activities.................   (4,130)     (4,205)    (5,479)       (735)      (903)
                                         -------    --------    -------    --------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings (repayments) under
     notes payable to banks............      224        (448)        --          --         --
  Proceeds from issuance of long-term
     debt..............................    5,804      79,124         --          --      7,000
  Debt issue costs.....................       --      (5,864)        --          --         --
  Principal payments on long-term
     debt..............................   (3,216)    (19,533)    (3,537)       (617)       (37)
  Redemption of stock from former
     shareholder.......................       --          --         --          --     (6,890)
  Proceeds from issuance of redeemable
     convertible preferred stock (Class
     A), net...........................       --      30,317         --          --         --
  Proceeds from issuance of common
     stock.............................       13          48         --          --         --
  Repurchase of common stock...........       --     (83,092)        --          --         --
  Owners' contributions
     (distributions)...................      453      (1,534)        --          --         --
                                         -------    --------    -------    --------    -------
          Net cash provided by (used
            in) financing activities...    3,278        (982)    (3,537)       (617)        73
                                         -------    --------    -------    --------    -------
     Cash and cash equivalents
          Net increase (decrease)......      417       5,878       (347)     (8,916)    (8,704)
          Beginning of year............    4,933       5,350     11,228      11,228     10,881
                                         -------    --------    -------    --------    -------
          End of year..................  $ 5,350    $ 11,228    $10,881    $  2,312    $ 2,177
                                         =======    ========    =======    ========    =======
Supplemental Disclosures:
  Interest paid........................  $ 1,195    $  5,045    $ 9,041    $  2,565    $ 2,193
                                         =======    ========    =======    ========    =======
  Income taxes paid....................  $    --    $  1,298    $ 2,687    $  1,267    $ 2,010
                                         =======    ========    =======    ========    =======

            See accompanying notes to combined financial statements.

                        KIRKLAND'S, INC. AND AFFILIATES

                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1 -- DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  Description of Business


     Kirkland's Inc. and Affiliates (the "Company") is comprised of a service organization and affiliated retail specialty stores (138 at December 31, 1997). The Company is a leading specialty retailer of decorative home accessories and gifts with stores in 26 states. Kirkland's, Inc. operates the retail specialty stores through separate corporations under common ownership.


  Basis of Presentation

     The combined financial statements include the accounts of Kirkland's, Inc. and its affiliated corporations. The statements are presented on a combined basis due to common ownership, common management and the integrated nature of business activities/operations. Significant intercompany accounts and transactions are eliminated.

  Reclassifications

     Certain prior years' amounts have been reclassified to conform to the 1997 presentation.

  Cash Equivalents

     Cash equivalents consist of investments with maturities of 90 days or less at the date of purchase.

  Inventories

     Inventories are stated at the lower of cost or market with cost being determined using the average cost method which approximates current cost.

  Property and Equipment

     Property and equipment are stated at cost. Tenant allowances provided by the lessors for reimbursement and construction costs incurred in connection with store openings are recorded as reductions to the basis of the respective tenant improvements. Depreciation is computed on a straight-line basis over the estimated useful lives of the respective assets. Furniture, fixtures and equipment are depreciated over 5-7 years. Buildings are depreciated over 40 years. Leasehold improvements are amortized over the shorter of the useful life of the asset or the lease term. Maintenance and repairs are expensed as incurred and improvements are capitalized.


     Property and equipment, at the individual store level, are reviewed for impairment whenever an event or change in circumstances indicates the carrying amount of an asset or group of assets may not be recoverable. The impairment review includes comparison of future cash flows expected to be generated by the asset or group of assets with their associated carrying value. If the carrying value of the asset or group of assets exceeds the expected cash flows (undiscounted and without interest charges), an impairment loss is recognized to the extent the carrying amount of the asset exceeds its fair value.


  Debt Issue Costs

     Debt issue costs are amortized by the straight-line method over the life of the debt and are shown net of accumulated amortization of $593,000 and $1,594,000 at December 31, 1996 and 1997, respectively. Use of the straight-line method of amortization approximates the results of the application of the interest method.

  Preopening Expenses

     Preopening expenses, which consist primarily of payroll and occupancy costs, are expensed as incurred.

                        KIRKLAND'S, INC. AND AFFILIATES

  Advertising Expenses

     Advertising is expensed as incurred. Advertising expense was $628,000, $771,000 and $802,000 in 1995, 1996 and 1997, respectively.

  Income Taxes

     Prior to June 12, 1996, the Company elected to be taxed as a Subchapter S corporation for federal income tax purposes. As a result, no income taxes were recorded until that date. Instead, the shareholders paid tax on their respective shares of taxable income, even if such income was not distributed. Effective June 12, 1996, the Company discontinued its election to be treated as an S corporation. As a result of this change, the Company capitalized its retained earnings as of that date ($8,013,000) into Paid-in capital.

     The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The initial adoption of the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"), resulted in a deferred tax benefit of $379,000.

  Authorized Capital

     The Kirkland's, Inc. authorized capital at December 31, 1997 consisted of 500,000 shares of common stock, 68,400 shares of Class A Preferred Stock and 31,600 shares of Class B Preferred Stock. The number of shares of Class A and Class B Preferred Stock discussed elsewhere in these financial statements represents the aggregate combined shares of Kirkland's, Inc. and each of its affiliated corporations. See Note 8 for a description of the terms of each issue.

  Stock Options and Warrants

     The Company applies APB Opinion 25 in accounting for its stock compensation plans. No compensation expense is recognized for stock options issued to employees when the option's exercise price is greater than or equal to the fair value of the Company's common stock on the grant date. Otherwise, compensation expense is recorded, over the vesting period, in an amount equal to the difference between the fair value of the common stock on the grant date and the exercise price. The Company has provided pro forma disclosures of net income as if the fair value based method of accounting for the plan, as prescribed by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, had been applied (see Note 9). Pro forma disclosures include the effects of employees' stock options granted during the years ended December 31, 1996 and 1997.

     The fair value of detachable put warrants issued in connection with the issuance of debt is initially recorded as a discount to the related debt and amortized to interest expense, using the effective interest method, over the term of the related debt. The warrants are adjusted to their current fair value (as defined in the applicable debt agreement) for each subsequent period through the accretion of common stock warrants account in the combined statements of income.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingencies at the date of the financial statements and the related reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                        KIRKLAND'S, INC. AND AFFILIATES

  Fair Value of Financial Instruments

     At December 31, 1996 and 1997, the Company did not have any outstanding financial derivative instruments. Financial instruments include cash, accounts payable, a revolving credit agreement and long-term debt. The carrying amounts of these financial instruments, except long-term debt, approximate fair value because of their short maturities. Long-term debt approximates fair value based on the short periods of interest rate repricing for variable rate long-term debt and estimates based on the current borrowing rates available to the Company for bank loans with similar terms and average maturities for fixed rate long-term debt.

  Interim Data

     The interim financial data is unaudited; however, in the opinion of the Company this interim data includes all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results of the interim periods.

  Pro Forma Information (unaudited)

     The pro forma information at March 31, 1998 adjusts the historical March 31, 1998 balances of long-term debt and the equity accounts to give effect to the recapitalization and exchange of the Class A and B Preferred Stock into or for common stock, the exercise of common stock warrants by warrantholders and the purchase or redemption of Class C Preferred Stock and other debt upon the closing of an anticipated initial public offering of common stock (the "Offering").

  Noncash Supplemental Disclosure

     The following noncash transactions have been excluded from the Statement of Cash Flows (in thousands): (unaudited)

                                                                      1996
                                                                     -------
     Accretion of redeemable Class A and B Preferred Stock and
-    dividends accrued...........................................    $ 2,313
-    Distribution of redeemable Class B and C Preferred Stock....     34,206
     Issuance of common stock warrants in connection with senior
-    subordinated debt...........................................        300
                                                                        1997
                                                                     -------
     Accretion of redeemable Class A and B Preferred Stock and
-    dividends accrued...........................................    $ 3,755

  New Accounting Pronouncements

     Statement of Financial Accounting Standards ("SFAS") No. 130 -- In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Currently, the Company does not have any items that are required to be recognized as components of comprehensive income.

     SFAS No. 131 -- In June 1997, the FASB issued SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. SFAS No. 131 revises the current requirements for reporting business segments by redefining such segments as the way management disaggregates the business for purposes of making operating decisions and allocating internal resources. SFAS No. 131 is effective for fiscal years

                        KIRKLAND'S, INC. AND AFFILIATES
beginning after December 15, 1997, and although management believes that SFAS No. 131 will not impact the Company's presentation, the Company will adopt SFAS No. 131 in fiscal 1998.

  Earnings Per Share

     Earnings per share is calculated in accordance with the provisions of SFAS No. 128 Earnings Per Share. SFAS No. 128 requires the Company to report both basic earnings per share and diluted earnings per share. Basic earnings per share is computed by dividing net income allocable to common stock by the weighted average number of shares outstanding during the period.

     Diluted earnings per share are computed using the weighted average number of shares determined for the basic computations plus the number of shares of common stock that would be issued assuming all potentially issuable shares having a dilutive effect on earnings per share were outstanding for the period.


                                                                             WEIGHTED
                                                         (IN THOUSANDS)      AVERAGE      PER SHARE
                                                             INCOME           SHARES       AMOUNT
                                                        ----------------    ----------    ---------
DECEMBER 31, 1997
  Basic income........................................       $  167            100,000     $  1.67
  Effect of dilutive securities:
     Warrants.........................................                          16,452
     Options..........................................                           7,097
                                                             ------         ----------     -------
  Dilutive income.....................................       $  167            123,549     $  1.35
                                                             ------         ----------     -------
DECEMBER 31, 1996
  Basic income........................................       $4,250             55,789     $ 76.18
  Effect of dilutive securities:
     Warrants.........................................                           9,049
                                                             ------         ----------     -------
  Dilutive income.....................................       $4,250             64,838     $ 65.55
                                                             ------         ----------     -------
DECEMBER 31, 1995
  Basic income........................................       $1,688                100     $16,880
                                                             ------         ----------     -------
  Dilutive income.....................................       $1,688                100     $16,880
                                                             ------         ----------     -------


     At December 31, 1996 and 1997, 7,797,000 shares of Class A Preferred Stock and 3,602,400 shares of Class B Preferred Stock were outstanding. The holders of both classes of stock may convert their shares into common stock upon the occurrence of an initial public offering at the rate of the liquidation value divided by the initial public offering price (see Note 8). These shares were not included in the calculation of earnings per share for 1996 and 1997 due to the antidilutive effect they would have on earnings per share if converted.


     Stock options to acquire 7,143 shares of common stock of the Company at $0.45 per share were granted during 1996. The options had no dilutive impact on earnings per share during the year ended December 31, 1996.


     Contingent common stock warrants reserved for the holders of the subordinated notes (see Note 6) entitling them to purchase 3.5% of the fully diluted equity of the Company were included in the calculation of diluted earnings per share for the years ended December 31, 1996 and 1997 due to certain valuation thresholds not being met as of the applicable date.

     Stock options to acquire 3,769 shares of common stock of the Company at $95.00 per share were granted during 1997. The options were not included in the calculation of earnings per share for the year ended December 31, 1997 because the options' exercise price was greater than the average fair market value of the common stock.

                        KIRKLAND'S, INC. AND AFFILIATES

NOTE 2 -- LEVERAGED RECAPITALIZATION


     On June 12, 1996, the Company completed a leveraged recapitalization (the "Recapitalization") pursuant to which Advent International Corporation, a private equity investment firm, became the largest beneficial owner of the Company. The Recapitalization permitted the founding and management shareholders to realize a portion of the value of their interest in the Company. The Recapitalization included the following principal components:



     - The creation of two new classes of redeemable convertible preferred stock ("Class A Preferred Stock" and "Class B Preferred Stock"). The Class A Preferred Stock was recorded at its liquidation value of $30,749,000 less an issuance cost of $432,000. The Class B Preferred Stock was recorded at its liquidation value of $14,206,000. (See Note 8).



     - The creation of a new class of mandatorily redeemable preferred stock ("Class C Preferred Stock"). The Class C Preferred Stock was recorded at its liquidation value of $20,000,000. (See Note 6).


     - The distribution of 100% of the Class B Preferred Stock and Class C Preferred Stock to the existing shareholders of the Company.

     - The sale of newly issued shares of common stock and 100% of the Class A Preferred Stock for cash of $30,780,000 to the new investors ("Investors").

     - The issuance of $20 million of senior subordinated note due June 2003 ("Senior Subordinated Note") (See Note 6).

     - The issuance of $52 million of variable rate Senior Debt, under the Company's bank credit facility, with quarterly principal and interest payments through June 2002 (the "Senior Debt") (See Note 6).

     - The repurchase and cancellation of 68.4% of the aggregate common stock of the existing shareholders for cash of $83,092,000.

     - The repayment of existing indebtedness of the Company totaling
       $19,193,000.

     Total transaction-related fees for the Recapitalization amounted to approximately $6,296,000. Of this amount, financing costs of $5,864,000 associated with the Senior Subordinated Notes and the Senior Debt were deferred and are being amortized over the life of this debt.

NOTE 3 -- PROPERTY AND EQUIPMENT
  Property and equipment comprised the following (in thousands):

                                                              DECEMBER 31,
                                                           ------------------
                                                            1996       1997
                                                           -------    -------
Land.....................................................  $   300    $   300
Buildings................................................      965        965
Equipment................................................   18,151     21,556
Leasehold improvements...................................    5,795      6,482
                                                           -------    -------
                                                            25,211     29,303
Less accumulated depreciation............................   14,598     16,408
                                                           -------    -------
                                                           $10,613    $12,895
                                                           =======    =======

                        KIRKLAND'S, INC. AND AFFILIATES

NOTE 4 -- ACCRUED LIABILITIES

     Accrued liabilities comprised the following (in thousands):

                                                               DECEMBER 31,
                                                             ----------------
                                                              1996      1997
                                                             ------    ------
Accrued compensation.......................................  $  925    $1,661
Sales taxes payable........................................   1,857     2,234
Percentage rent accrual....................................     472       552
Gift certificates and store credits........................     720       997
Accrued interest payable...................................   1,689     2,358
Other......................................................     288     1,033
                                                             ------    ------
                                                             $5,951    $8,835
                                                             ======    ======

NOTE 5 -- INCOME TAXES

     As discussed in Note 1, prior to June 12, 1996, the Company had elected to be treated as a Subchapter S corporation for federal income tax purposes. Accordingly, the financial statements do not reflect a provision for federal income taxes prior to June 12, 1996.

     The provision for income taxes for 1996 and 1997 consists of the following (in thousands):

                                                              1996      1997
                                                             ------    ------
Current
  Federal..................................................  $2,634    $2,324
  State....................................................     776       573
                                                             ------    ------
                                                              3,410     2,897
                                                             ------    ------
Deferred
  Federal..................................................    (277)      (64)
  State....................................................     (61)      (16)
  Adoption of SFAS 109 due to discontinuance of S
     corporation election..................................    (379)       --
                                                             ------    ------
                                                               (717)      (80)
                                                             ------    ------
                                                             $2,693    $2,817
                                                             ======    ======

                        KIRKLAND'S, INC. AND AFFILIATES

     Significant components of the Company's deferred tax assets as of December 31, 1996 and 1997 respectively, are as follows (in thousands):

                                                              1996     1997
                                                              ----    ------
Current deferred tax assets
  Inventory valuation methods.............................    $192    $  211
  Accruals................................................     360       385
                                                              ----    ------
                                                               552       596
Noncurrent deferred tax assets
  Property and equipment..................................     165       201
  Net operating loss carryforwards........................      --       741
                                                              ----    ------
                                                               717     1,538
Deferred valuation allowance..............................      --      (741)
                                                              ----    ------
                                                              $717    $  797
                                                              ====    ======


     At December 31, 1997, certain of the affiliated corporations were in a net operating loss carryforward position. These loss carryforwards aggregated approximately $2.5 million and will expire, if unused, in 2012. The deferred valuation allowance at December 31, 1997 is based on management's conclusion that sufficient positive evidence, as defined in SFAS 109, regarding realization of certain tax carryforward items does not exist due to potential separate return limitations on the use of such items.


     A reconciliation of the provision for income taxes to the amount computed by applying the federal statutory tax rate of 35% to income before income taxes for 1996 and 1997, respectively, is as follows:

                                                               1996     1997
                                                               -----    -----
Statutory Federal income tax rate..........................     35.0%    35.0%
State income taxes, net of Federal income tax effect.......      5.4      5.2
Benefit from termination of S corporation election.........     (4.0)      --
Benefit from surtax exemptions.............................    (10.0)   (10.3)
Recording of valuation allowance...........................       --     10.4
Other......................................................      2.7      1.5
                                                               -----    -----
                                                                29.1%    41.8%
                                                               =====    =====

                        KIRKLAND'S, INC. AND AFFILIATES

NOTE 6 -- INDEBTEDNESS

  Long-term debt

     Long-term debt consists of the following ($ in thousands):


                                                                 DECEMBER 31,
                                                              ------------------
                                                               1996       1997
                                                              -------    -------
Senior Credit Facility:
  Senior Debt (Tranche A), principal and interest payable
     quarterly at varying amounts through June 2001,
     interest at a floating rate, as specified in the debt
     agreement (average rate of 9.3% in 1997)...............  $19,750    $16,750
  Senior Debt (Tranche B), principal and interest payable
     quarterly at varying amounts through June 2002,
     interest at a rate, as specified in the debt agreement
     (average rate of 9.5% in 1997).........................   31,922     31,531
                                                              -------    -------
                                                               51,672     48,281
Senior Subordinated Notes, interest payable quarterly,
  principal due in June 2003, interest at 12.25% in 1996 and
  1997, 12.50% thereafter, net of unamortized debt discount
  of $236,000 ($279,000 in 1996)............................   19,721     19,764
Various notes payable, with interest rates varying from
  prime to prime plus 1%, principal and interest payable
  quarterly or annually, maturing through 2003 (average rate
  of 9.4% in 1997)..........................................      741        552
                                                              -------    -------
                                                               72,134     68,597
Less current portion........................................    3,583      4,421
                                                              -------    -------
Total long-term.............................................  $68,551    $64,176
                                                              =======    =======


     The principal maturities of long-term debt outstanding at December 31, 1997 in years subsequent to 1998 are as follows: $5,672,000 in 1999; $6,480,000 in 2000; $22,347,000 in 2001; $9,913,000 in 2002 and $19,764,000 thereafter.


     On June 12, 1996, the Company entered into a senior credit facility (the "Senior Debt Agreement") with a syndicate bank group providing for up to $52 million of senior term debt. Borrowings under the Senior Debt Agreement (Tranche
A) bear interest at a floating rate (the higher of the federal funds rate plus .5% or the prime rate) plus 2.25% or a Eurodollar Rate, as defined in the Senior
Debt Agreement, plus 3.25%. Borrowings under the Senior Debt Agreement (Tranche
B) bear interest at a floating rate (the higher of the federal funds rate plus .5% or the prime rate) plus 2.75%, or a Eurodollar Rate, as defined, plus 3.75%.



     In accordance with the Senior Debt Agreement, the Company has a $20 million revolving credit agreement ("Line of Credit") with the same syndicate bank group. The Line of Credit has a maturity date of June 30, 2001 and bears interest at a floating rate (the higher of the federal funds rate plus .5% or the prime rate) plus 2.25%, or a Eurodollar Rate, as defined in the Senior Debt Agreement, plus 3.25%. The Line of Credit requires a 30-day consecutive zero balance between December 1 and March 1 of each year. There were no borrowings outstanding under the Line of Credit at December 31, 1996 and 1997. The Company is required to pay a commitment fee to the bank at a rate per annum equal to .5% on the unused portion of the Line of Credit.


     On June 12, 1996, the Company also entered into a Senior Subordinated Note and Warrant Purchase Agreement (the "Subordinated Note Agreement"). The holders of the subordinated notes also received warrants to purchase, for $0.01 per share, 11,905 shares of common stock of the Company. Additional warrants ("Incentive Warrants") are reserved for the holders of the notes, entitling them to purchase, for $0.01 per share, an additional 4,817 shares of common stock in the event certain valuation targets are not met. The Incentive Warrants will be based on the net valuation of the Company at a sale of the Company's

                        KIRKLAND'S, INC. AND AFFILIATES
common stock or an initial public offering, as defined in the Subordinated Note Agreement. Under the original provisions of this agreement, these warrants could be sold back (i.e., put) to the Company at the holders' option on the maturity date of the debt for fair market value, as defined in the Subordinated Note Agreement. The holders agreed to terminate the put as of January 1, 1998. An initial value of $300,000 was allocated to the warrants and recorded as debt discount. The debt discount is being amortized over the life of the notes.

     Prior to June 12, 1996, the Company had operating lines of credit of approximately $15.6 million with various banks. The lines had varying maturities and bore interest at rates ranging from 8.25% to 9.5%.

     Under the most restrictive covenants of these agreements, the Company is required to maintain stated levels of earnings and net worth. These agreements are secured by substantially all of the Company's assets.

  Mandatorily redeemable preferred stock

     In connection with the Recapitalization, the Company distributed all of the 1,740,000 authorized shares of no par value Class C Preferred Stock. The Class C Preferred Stock has a liquidation preference to the Class A Preferred Stock and the Class B Preferred Stock and had a liquidation value of $20 million at December 31, 1996 and 1997. The Class C Preferred Stock has no conversion privileges, is non-voting and can be redeemed in whole or in part at the option of the Company at any time, and shall be mandatorily redeemable in whole at the earliest to occur of July 2003 or change in control or refinancing. In connection with the Class C Preferred Stock, the Company pays an annual amount equal to 9% of the outstanding balance to the holders which has been reflected in interest expense in the accompanying combined statement of income.

NOTE 7 -- LONG-TERM LEASES

     The Company leases retail store facilities under noncancelable operating leases with terms ranging from five to ten years and expiring at various dates through 2009. Most of these agreements include renewal options and provide for minimum rentals and contingent rentals based on sales performance in excess of specified minimums. Rent expense under operating leases was $7,615,000, $9,296,000 and $11,363,000 in 1995, 1996 and 1997, respectively, and contingent rental expense was $459,000, $468,000 and $539,000 in 1995, 1996 and 1997,
respectively.

     Future minimum lease payments under all operating leases with initial terms of one year or more are as follows: $12,045,000 in 1998; $11,452,000 in 1999;
$10,871,000 in 2000; $10,470,000 in 2001; $10,121,000 in 2002; and $32,559,000
thereafter.

NOTE 8 -- CAPITAL STRUCTURE

     On April 27, 1998, the charters of the Company and each affiliated corporation were amended to establish the capital structure described below.

  Common Stock

     The Kirkland's, Inc. authorized capital includes 500,000 shares of voting common stock. The holders of the common stock have one vote per share and are entitled to elect a total of four directors to the Board of Directors of the Company. A director elected by the holders of the stock cannot be removed except for cause unless the removal receives approval by a majority vote. The holders of the stock are not entitled to cumulative voting in the election of directors.

                        KIRKLAND'S, INC. AND AFFILIATES

  Redeemable Convertible Preferred Stock

     The Class A Preferred Stock and the Class B Preferred Stock have voting privileges on par with common shareholders and have liquidation values of $30,749,000 and $14,206,000, respectively, plus accrued dividends. The dividends accrue at 8% compounded annually through July 1999 and 10% compounded annually thereafter. The Class A Preferred Stock and Class B Preferred Stock can be redeemed in whole or in part at the option of the Company once all Class C Preferred Stock has been redeemed. The Class A Preferred Stock and Class B Preferred Stock are mandatorily redeemable at the earliest to occur of July 2004 or a liquidity event as defined, including a qualified public offering. Class A Preferred Stock and Class B Preferred Stock must be redeemed in equal proportions. Additionally, the holders of Class A Preferred Stock and Class B Preferred Stock may convert their shares into common stock upon the occurrence of an initial public offering of the Company's common stock at a rate of the liquidation value divided by the initial public offering price.

NOTE 9 -- EMPLOYEE BENEFIT PLANS

  Stock Options

     On June 12, 1996, the Company adopted the "1996 Executive Incentive and Non-Qualified Stock Option Plan" (the "1996 Plan") which provides employees and officers with opportunities to purchase an aggregate of 12,304 shares of the Company's common stock. The 1996 Plan requires that incentive stock options be issued at exercise prices which are at least 100% of the fair market value of the stock at the date of the grant.


     On June 12, 1996, the Company granted incentive stock options to purchase 7,143 shares of common stock of the Company. The options were granted under the Plan to three of the Company's key management employees who are also substantial stockholders. The options vest on the eighth anniversary of the grant date and provide for accelerated vesting immediately prior to the closing of a sale of the Company or an initial public offering of the Company's common stock. The exercise price is $0.45 per share. Subsequent to December 31, 1997, the options granted to one of the key management employees were canceled in connection with his resignation from the Company and the redemption of his stock (see Note 12).


     On June 27, 1997, the Company granted non-qualified stock options to various employees under the 1996 Plan to purchase 3,769 shares of the common stock of the Company. The exercise price for the options is $95.00 per share. This exercise price is not less than the fair value of the Company's common stock as determined by the Company's Board of Directors. The options generally become exercisable on July 1, 2000 provided that the optionee is an employee of the Company on that date.

     Transactions under the Company's stock option plans in each of the two years in the period ended December 31, 1997 are as follows:


                                                     NUMBER       WEIGHTED AVERAGE
                                                    OF SHARES      EXERCISE PRICE
                                                   -----------    ----------------
Outstanding at December 31, 1995                         --                --
  Granted........................................     7,143            $ 0.45
  Exercised......................................        --                --
  Canceled.......................................        --                --
                                                     ------            ------
Outstanding at December 31, 1996.................     7,143              0.45
  Granted........................................     3,769             95.00
  Exercised......................................        --                --
  Canceled.......................................      (660)            95.00
                                                     ------            ------
Outstanding at December 31, 1997.................    10,252            $29.51
                                                     ======            ======

                        KIRKLAND'S, INC. AND AFFILIATES

     The weighted average fair value of options granted during the year ended December 31, 1996 and 1997 was determined to be $0.25 and $32.06 per share, respectively. None of the options are exercisable at December 31, 1997. Had compensation expense for the Company's stock option plan been determined based on the fair values at the grant date for stock option awards granted during the years ended December 31, 1996 and 1997, in accordance with the method of accounting prescribed by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company's net income would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):



                                                              YEAR ENDED
                                                     ----------------------------
                                                     DECEMBER 31,    DECEMBER 31,
                                                         1996            1997
                                                     ------------    ------------
Net income allocable to common stock, as
  reported.........................................     $4,250          $ 167
Pro forma..........................................      4,250            147
Net income per common share, as reported:
  Basic............................................     $76.18          $1.67
  Fully diluted....................................     $65.55          $1.35
Pro forma:
  Basic............................................     $76.18          $1.47
  Fully diluted....................................     $65.55          $1.19


     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model based upon the following assumptions: expected volatility of 55% in 1996 and 1997; risk-free interest rates of 6.5% in 1996 and 5.5% in 1997; expected lives of 5 years for 1996 and 1997 and no expected dividend payments. The weighted average remaining contractual life of the options was 7.5 years at December 31, 1996 and 5.1 years at December 31, 1997.

  401(k) Savings Plan

     The Company retains a defined contribution 401(k) employee benefit plan which covers all employees meeting certain age and service requirements. Up to 5% of the employee's compensation may be matched at the Company's discretion. This discretionary percentage has been maintained at 25% of an employee's contribution subject to Plan maximums. The Company's matching contributions were approximately $39,000, $50,000 and $57,000 in 1995, 1996 and 1997, respectively.
The Company has the option to make additional contributions to the Plan on behalf of covered employees; however, no such contributions were made in 1995, 1996 or 1997.

NOTE 10 -- RELATED PARTIES

     Inventory is purchased in the ordinary course of business from an entity owned by a substantial shareholder of the Company. It is management's opinion that these purchases are made on substantially the same terms as those prevailing at the time for comparable transactions with other entities. Purchases approximated $3.3 million, $2.3 million and $1.4 million in 1995, 1996 and 1997, respectively.

     The Company purchases inventory from a manufacturer in which one of the Investors also has a significant ownership interest. Purchases from this manufacturer totaled $610,109, $297,774 and $216,847 in 1995, 1996 and 1997,
respectively.

     The Company also paid other substantial shareholders approximately $59,000, $47,000 and $89,000 in 1995, 1996 and 1997, respectively, for rental of aircraft in connection with business travel.

                        KIRKLAND'S, INC. AND AFFILIATES

NOTE 11 -- COMMITMENTS AND CONTINGENCIES

  Concentration of Credit Risk

     Financial instruments which potentially subject the Company to concentration of risk are primarily cash and cash equivalents. The Company places its cash and cash equivalents in insured depository institutions and attempts to limit the amount of credit exposure to any one institution within the covenant restrictions imposed by the Company's debt agreements. At December 31, 1996 and 1997, the Company's uninsured cash balance totaled $10.4 million and $10.1 million, respectively.

  Employment Agreements

     In July 1996, the Company entered into employment agreements with three key management employees and a consulting agreement with another individual, all of whom were shareholders of the Company. The management agreements have terms of four years and require annual payments of $825,000. Additionally, these employees own all of the outstanding Class C Preferred Stock. These employment agreements also require the Company to pay an annual amount equal to 9% of the outstanding balance of this preferred stock (see Note 6). The consulting agreement has a term of seven years and requires an annual payment of $679,000. Subsequent to December 31, 1997, one of the management employees resigned and his stock was redeemed (see Note 12).

  Litigation

     The Company is party to pending legal proceedings and claims. Although the outcome of such proceedings and claims cannot be determined with certainty, the Company's management is of the opinion that it is unlikely that these proceedings and claims will have a material effect on the financial condition or operating results of the Company.

NOTE 12 -- SUBSEQUENT EVENT

     During the fourth quarter of 1997, a management employee of the Company resigned and the Company began negotiations to settle his employment agreement and repurchase his stock. The final settlement became effective on January 7, 1998. The redemption was financed through $7 million in additional borrowings under the Company's Tranche B Senior Debt. The total amount paid to the former management employee amounted to $6,888,566, which represents the stated value of his Class B Preferred Stock, Class C Preferred Stock and common stock. In connection with the redemption, the options previously granted to the former officer under the 1996 Plan to purchase 2,381 shares of common stock of the Company were canceled.

     The former management employee's employment agreement had approximately two and one-half years remaining and stipulated annual payments to the former management employee of $534,000. A portion of the payments will continue to be made in the future. The Company recorded an aggregate charge of $756,000 of which $676,000 was accrued as of December 31, 1997 to provide for the balance of the required payments to be made subsequent to that date. This amount is included within severance charge on the combined statement of income.

NOTE 13 -- EFFECT OF CONTEMPLATED TRANSACTION


     As noted elsewhere in this Prospectus, prior to the closing of the Offering, all of the outstanding shares of Class A Preferred Stock and Class B Preferred Stock of Kirkland's, Inc. and each affiliated corporation (collectively, the "Kirkland Companies") will be recapitalized or exchanged for an aggregate of 42,679 shares of Kirkland's, Inc. common stock (assuming an
initial public offering price of $     per share), and all of the outstanding
shares of common stock of the Kirkland Companies will be contributed to Kirkland's, Inc. (the "Contribution"), resulting in the Kirkland Companies becoming wholly owned subsidiaries of Kirkland's, Inc.

                        KIRKLAND'S, INC. AND AFFILIATES

As the common stock ownership interest of Kirkland's, Inc. and the Kirkland Companies is identical, the exchange will be accounted for at historical cost as an exchange between companies under common control. As of December 31, 1997, Kirkland's, Inc. had 100,000 shares of common stock and, in the aggregate, the Kirkland Companies had 11,328,000 shares of common stock outstanding.



     As a result of the Contribution, the number of outstanding shares of common stock will be 100,000, before the effect the redemption of 7,900 shares from a former management employee described in Note 12 (92,100 after such redemption).


     The accompanying combined financial statements, including all common share and per common share information therein, give retroactive effect to the Contribution as if the Contribution occurred as of the beginning of the earliest period.


     Subsequent to the Offering, the Company will be authorized to issue up to 50 million shares of common stock and 10 million shares of preferred stock.

------------------------------------------------------
------------------------------------------------------

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSONS IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
Summary...............................    3
Risk Factors..........................    9
Use of Proceeds.......................   17
Dividend Policy.......................   17
Dilution..............................   18
Capitalization........................   19
Unaudited Pro Forma Combined Condensed
  Financial Statements................   20
Selected Combined Financial Data......   23
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   25
Business..............................   34
Management............................   43
Certain Transactions..................   53
Principal and Selling Shareholders....   57
Description of Capital Stock..........   59
Shares Eligible for Future Sale.......   64
Underwriting..........................   65
Legal Matters.........................   67
Experts...............................   67
Available Information.................   68
Index to Combined Financial
  Statements..........................  F-1


     UNTIL           , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                           SHARES

                                KIRKLAND'S, INC.

                                  COMMON STOCK
                            ------------------------
                                   PROSPECTUS
                                           , 1998
                            ------------------------
                                LEHMAN BROTHERS

                             THE ROBINSON-HUMPHREY
                                    COMPANY

                         BANCAMERICA ROBERTSON STEPHENS

                                 MORGAN KEEGAN
                                & COMPANY, INC.
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth an itemization of all estimated expenses, all of which will be paid by the Company, in connection with the issuance and distribution of the securities being registered:

                    NATURE OF EXPENSE                        AMOUNT
                    -----------------                       --------
SEC Registration Fee......................................  $ 18,659
Nasdaq National Market Listing Fee........................    83,500
NASD Fee..................................................     6,825
Printing and engraving fees...............................   100,000
Registrant's counsel fees and expenses....................         *
Accounting fees and expenses..............................   150,000
Officers and Directors Liability Insurance................   150,000
Blue Sky expenses and counsel fees........................     5,000
Transfer agent and registrar fees.........................     5,000
Miscellaneous.............................................         *
                                                            --------
  TOTAL...................................................  $750,000
                                                            ========

---------------
* To be filed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Tennessee Business Corporation Act ("TBCA") sets forth in Sections 48-18-502 through 48-18-508 the circumstances governing the indemnification of directors, officers, employees and agents of a corporation against liability incurred in the course of their official capacities. Section 48-18-502 of the TBCA provides that a corporation may indemnify any director against liability incurred in connection with a proceeding if (i) the director acted in good faith, (ii) the director reasonably believed, in the case of conduct in his or her official capacity with the corporation, that such conduct was in the corporation's best interest, or, in all other cases, that his or her conduct was not opposed to the best interests of the corporation and (iii) in connection with any criminal proceeding, the director had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer is adjudged to be liable to the corporation. Similarly, the TBCA prohibits indemnification in connection with any proceeding charging improper personal benefit to a director, if such director is adjudged liable on the basis that a personal benefit was improperly received. In cases where the director is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director of a corporation, Section 48-18-503 of the TBCA mandates that the corporation indemnify the director against reasonable expenses incurred in the proceeding. Notwithstanding the foregoing, Section 48-18-505 of the TBCA provides that a court of competent jurisdiction, upon application, may order that a director or officer be indemnified for reasonable expense if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, whether or not the standard of conduct set forth above was met. Officers, employees, and agents who are not directors are entitled, through the provisions of Section 48-18-507 of the TBCA to the same degree of indemnification afforded to directors under Sections 48-18-503 and 48-18-505.

     The Amended and Restated Charter (the "Charter") and Amended and Restated Bylaws (the "Bylaws") of the Company will provide that the Company will indemnify from liability, and advance expenses to, any present or former director or officer of the Company to the fullest extent allowed by the TBCA, as amended from time to time, or any subsequent law, rule, or regulation adopted. Additionally, the Charter provides that no director of the Company will be personally liable to the Company or any of its shareholders for monetary damages for breach of any fiduciary duty except for liability arising from (i) any breach of a director's duty of loyalty to the Company or its shareholders, (ii) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any unlawful distributions, or (iv) receiving any improper personal benefit.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Since May 1, 1995, the Company has sold the following securities (giving
retroactive effect to a       - for-one stock split to be effected in connection
with the Pre-Offering Transactions described in the Prospectus) without registration under the Securities Act:

          1. In June 1996, in connection with the Recapitalization, the Company issued an aggregate of 68,400 shares of Common Stock and 68,400 shares of Class A Preferred Stock to Kirkland Holdings, L.L.C., an accredited investor, in exchange for a $30.8 million investment in the Company by Holdings.

          2. In June 1996, in connection with the Recapitalization, certain of the outstanding shares of Common Stock of the Company held by four accredited investors were recapitalized into 31,600 shares of Class B Preferred Stock and 20,000 shares of Class C Preferred Stock.

          3. In June 1996, in connection with the Recapitalization, the Company granted incentive stock options for 2,381 shares of Common Stock of the Company to each of three executive officers under the Company's 1996 Executive Incentive and Non-Qualified Stock Option Plan (the "1996 Option Plan"), pursuant to the terms of the employment agreements between the Company and each officer. The per share exercise price of these stock options is $0.045.

          4. In June 1997, the Company granted stock options to approximately 225 of its employees to purchase an aggregate of 3,769 shares of Common Stock under the 1996 Option Plan at an exercise price of $95.00 per share.

          5. In February 1998, the Company granted a stock option for 2,283 shares of Common Stock to an executive officer under the 1996 Option Plan. The per share exercise price of this stock option is $285.65.


          6. In April 1998, the Company entered into a Contribution, Redemption and Purchase Agreement with its existing shareholders and warrantholders, pursuant to which the Company agreed to sell, and the other parties agreed to purchase (i) a number of shares of Common Stock equal to the aggregate stated value of the Class A Preferred Stock and Class B Preferred Stock ($41.0 million) plus accrued dividends on the preferred stock ($
     at            , 1998), divided by the initial public offering price,
     pursuant to the exchange or recapitalization of the preferred stock; and
     (ii) 11,905 shares of Common Stock pursuant to the exercise of warrants.


     The Company believes that the transactions described in paragraphs 1 through 5 above were exempt from registration under Section 3(b) or 4(2) of the Securities Act because the subject securities were either (i) issued pursuant to a compensatory benefit plan pursuant to Rule 701 under the Securities Act or
(ii) sold to a limited group of persons, each of whom was believed to have been a sophisticated investor or to have had a preexisting business or personal relationship with the Company or its management and to have been purchasing for investment without a view to further distribution.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits:


EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
   **1.1      Form of Underwriting Agreement
    *2.1      Recapitalization Agreement dated June 12, 1996, by and among
              Kirkland Holdings L.L.C., Kirkland's, Inc., Certain
              Companies Affiliated with Kirkland's, Inc., Carl Kirkland,
              Robert Kirkland, Bruce Moore and Robert Alderson (Certain
              exhibits and schedules have been omitted in accordance with
              Item 601(b)(2) of Regulation S-K. A copy of such exhibits
              and schedules shall be furnished supplementally to the
              Securities and Exchange Commission upon request.)

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
    *2.2      Contribution, Redemption and Purchase Agreement dated as of
              April 29, 1998 by and among Kirkland's, Inc., Affiliates of
              Kirkland's, Inc., Kirkland Holdings L.L.C., Members of
              Kirkland Holdings L.L.C., Capital Resource Lenders II, L.P.,
              Allied Capital Corporation, Allied Capital Corporation II,
              the Marlborough Capital Investment Fund, L.P., Capital Trust
              Investments, Ltd., the Allison Leigh Alderson Trust, the Amy
              Katherine Alderson Trust, the Carl T. Kirkland Grantor
              Retained Annuity Trust 97-1, Carl Kirkland, Robert Kirkland,
              and Robert Alderson (Certain exhibits and schedules have
              been omitted in accordance with Item 601(b)(2) of Regulation
              S-K. A copy of such exhibits and schedules shall be
              furnished supplementally to the Securities and Exchange
              Commission upon request.)
    *3.1      Amended and Restated Charter of Kirkland's, Inc.
    *3.2      Form of Amended and Restated Charter of Kirkland's, Inc. (to
              become effective immediately prior to completion of the
              Offering)
    *3.3      Bylaws of Kirkland's, Inc.
     3.4      Form of Amended and Restated Bylaws of Kirkland's, Inc. (to
              become effective immediately prior to completion of the
              Offering)
    *4.1      Form of Specimen Stock Certificate
   **5.1      Opinion of Pepper Hamilton LLP
    10.1      Credit Agreement dated as of June 12, 1996, among Kirkland's
              Holdings, L.L.C., the entities listed on Schedule 1.1A
              thereto, the several banks and other financial institutions or entities from time to time parties to the agreement, the
              First National Bank of Boston, and Lehman Commercial Paper
              Inc. (with 3 amendments)
   *10.2      Senior Subordinated Note Due 2003 in the amount of
              $8,000,000 dated June 12, 1996 issued to Capital Resource
              Lenders II, L.P. (Identical Senior Subordinated Notes Due
              2003, except as to the payee and the amount of the notes,
              were issued to The Marlborough Capital Investment Fund, L.P.
              ($3,800,000), Allied Capital Corporation ($3,600,000),
              Allied Capital Corporation II ($2,800,000), and Capital
              Trust Investments, Ltd. ($1,800,000)
   *10.3      Advent Fee Agreement dated as of June 12, 1996, by and among
              Advent International Corporation, Kirkland's, Inc., and
              Affiliates of Kirkland's, Inc.
   *10.4      Registration Rights Agreement dated as of June 12, 1996, by and among Kirkland Holdings L.L.C., Kirkland's, Inc.,
              Capital Resource Lenders II, L.P., Allied Capital
              Corporation, Allied Capital Corporation II, the Marlborough
              Capital Investment Fund, L.P., Capital Trust Investments,
              Ltd., Carl Kirkland, Robert Kirkland, Bruce Moore and Robert
              Alderson
   *10.5      Consulting Agreement by and between the Company and Robert
              Kirkland dated June 12, 1996
   *10.6      Employment Agreement by and between the Company and Carl
              Kirkland dated June 12, 1996 (Identical Employment
              Agreements, except as to the employee and the annual salary, were entered into with Robert Alderson ($424,500) and Bruce
              Moore ($534,000))
    10.7      Employment Agreement by and between the Company and Reynolds
              Faulkner dated as of February 2, 1998
   *10.8      Employment Agreement by and between the Company and Steven
              J. Collins dated February 1, 1997
   *10.9      1996 Executive Incentive and Non - Qualified Stock Option
              Plan, as amended
   *10.10     1998 Incentive Plan

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
   *10.11     Employee Stock Purchase Plan
   *10.12     401(k) Plan
   *10.13     Shareholders Agreement dated as of June 12, 1996, by and
              among Kirkland Holdings L.L.C., Kirkland's, Inc., Capital
              Resource Lenders II, L.P., Allied Capital Corporation,
              Allied Capital Corporation II, the Marlborough Capital
              Investment Fund, L.P., Capital Trust Investments, Ltd., Carl
              Kirkland, Robert Kirkland, Bruce Moore and Robert Alderson
   *10.14     Redemption Agreement dated December 26, 1997 by and among
              Kirkland's, Inc., Certain Companies Affiliated with
              Kirkland's, Inc., and Bruce Moore
    10.15     Stock Option Agreement by and between the Company and Carl
              Kirkland dated June 11, 1996 (Identical Stock Option
              Agreements, except as to the name of the employee, were
              entered into with Robert Alderson and Bruce Moore)
    10.16     Stock Option Agreement by and between the Company and
              Reynolds C. Faulkner dated as of February 2, 1998.
    10.17     Amendment to Employment Agreement by and between the Company and Steven J. Collins dated as of February 1, 1998
    16        Letter of KPMG Peat Marwick LLP
    21        Subsidiaries of the Company
    23.1      Consent of PricewaterhouseCoopers LLP
    23.2      Consent of KPMG Peat Marwick LLP
  **23.3      Consent of Pepper Hamilton LLP (included in Exhibit 5.1)
   *24.1      Power of Attorney
   *27.1      Financial Data Schedule
   *27.2      Financial Data Schedule
   *27.3      Financial Data Schedule
   *27.4      Financial Data Schedule
   *27.5      Financial Data Schedule


---------------

*  Previously filed.



** To be filed by amendment.


(b) Financial Statement Schedules:

     All schedules have been omitted because they are not applicable, not required or the required information is included in the Financial Statements or the notes thereto.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act, each post - effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jackson, State of Tennessee, on the 15th day of July, 1998.


                                          KIRKLAND'S, INC.

                                          By:       /s/ CARL KIRKLAND

                                            ------------------------------------
                                            Carl Kirkland
                                            Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                SIGNATURE                                     TITLE                         DATE
                ---------                                     -----                         ----

/s/ CARL KIRKLAND                           Chief Executive Officer; Director           July 15, 1998
------------------------------------------  (principal executive officer)
Carl Kirkland

/s/ REYNOLDS C. FAULKNER                    Senior Vice President and Chief Financial   July 15, 1998
------------------------------------------  Officer; Director (principal financial
Reynolds C. Faulkner                        officer)

/s/ STEVEN J. COLLINS                       Director of Finance and Treasurer           July 15, 1998
------------------------------------------  (principal accounting officer)
Steven J. Collins

/s/ ROBERT E. ALDERSON                      Director                                    July 15, 1998
------------------------------------------
Robert E. Alderson

*                                           Director                                    July 15, 1998
------------------------------------------
Alexander S. McGrath

*                                           Director                                    July 15, 1998
------------------------------------------
David M. Mussafer

*                                           Director                                    July 15, 1998
------------------------------------------
R. Wilson Orr, III

*                                           Director                                    July 15, 1998
------------------------------------------
John P. Oswald

*By:                                                                                    July 15, 1998
------------------------------------
Robert E. Alderson,
Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
    3.4       Form of Amended and Restated Bylaws of Kirkland's, Inc. (to
              become effective immediately prior to completion of the
              Offering)
   10.1       Credit Agreement dated as of June 12, 1996, among Kirkland's
              Holdings, L.L.C., the entities listed on Schedule 1.1A
              thereto, the several banks and other financial institutions or entities from time to time parties to the agreement, the
              First National Bank of Boston, and Lehman Commercial Paper
              Inc. (with 3 amendments)
   10.7       Employment Agreement by and between the Company and Reynolds
              Faulkner dated as of February 2, 1998
   10.15      Stock Option Agreement by and among the Company and Carl
              Kirkland dated June 11, 1996 (Identical Stock Option
              Agreements, except as to the name of the employee, were
              entered into with Robert Alderson and Bruce Moore)
   10.16      Stock Option Agreement by and between the Company and
              Reynolds C. Faulkner dated as of February 2, 1998
   10.17      Amendment to Employment Agreement by and between the Company and Steven J. Collins dated as of February 1, 1998
   16         Letter of KPMG Peat Marwick LLP
   21         Subsidiaries of the Company
   23.1       Consent of PricewaterhouseCoopers LLP
   23.2       Consent of KPMG Peat Marwick LLP